

2022
Annual Report

Contents

Our Vision

Ducommun Incorporated is dedicated to providing the aerospace and defense industry with leading engineered products, differentiated electronic and structural manufacturing and assembly services, and aftermarket support. The Company supplies proprietary products and services that deliver meaningful value to our customers and aspires to contribute to the advancement of the Aviation, Defense and Space industries. All stakeholders including our communities are supported in our mission as we strive for the highest levels of service in every area.

Company Profile

Ducommun Incorporated delivers innovative, value-added proprietary products and manufacturing solutions to customers in the aerospace, defense and industrial markets. Founded in 1849, the Company specializes in two core areas, Electronic Systems and Structural Systems, which produce complex products and components for commercial aircraft platforms, mission-critical military programs and space exploration. For more information, visit **Ducommun.com**.



Dear Fellow Shareholders,

I am happy to report that 2022 was a strong year for Ducommun, with our best top-line performance since 2019. It also demonstrated our operational strength as a company compared to others in the Aerospace and Defense industry, managing the supply chain effectively along with the workforce.

Stephen G. Oswald
Chairman, President and Chief Executive Officer



As we moved through 2022, one of the most exciting developments was our 2027 strategy and vision that we announced at our Investor Day in December. The Company is now committed after several tough years to achieve roughly $950 Million in revenue by 2027 with significant margin expansion.

Financial Performance

Ducommun posted revenue of $712.5 million in 2022, a double digit increase of 10% from 2021 along with solid gross margins of 20.3%. Our operating margins were 5.6%, delivering $39.8 million of operating income with a net income of $28.8 million. Adjusted operating income was $59.0 million or 8.3% in 2022, compared to $57.8 million or 9.0% in 2021. Adjusted EBITDA generation was strong in 2022, reaching $94.7 million compared to $92.8 million in 2021. We also initiated a restructuring in 2022 to drive margin expansion for the Company and expect the plan to be completed in 2023. We anticipate these actions will result in total annualized cost savings of $11.0 million to $13.0 million. A real bright spot as well in 2022 was our overall backlog which grew to $961 million, led by Commercial Aerospace which increased by 35%, a great sign that the Commercial Aerospace recovery will continue for the market and Ducommun.

One area of our business in 2022 that I would like to highlight is the significant improvement of our commercial aerospace business within our Structural Systems segment. Commercial aerospace revenue within Structural Systems was up 55% over 2021 and the backlog at the end of 2022 was also 17% higher. Our Structural Systems business is component-based, and we strive to produce products from only industry leading niche technology such as titanium, Hot Form and Super Plastic Forming.

Acquisitions are part of our growth strategy as well and we had a great first full year with our most recent purchase, Magnetic Seal LLC (MagSeal). Another bright spot during 2022 was the completion of a debt refinancing at an opportunistic time. Our debt was set to mature in 2024 and 2025 but with this refinancing, we upsized our revolving credit facility which allows for further growth of our Company, and our debt will now mature in 2027.

2022 Highlights

Ducommun is proud of our contributions towards the successful launch of Artemis I in 2022, the first flight of NASA's Space Launch System and the most powerful rocket engine ever flown to space. Our Joplin Performance Center was involved in the production of most of the harnesses on the flight set, including 48 Ducommun design assist harnesses that ran the full length of the SLS solid rocket boosters.

In October, we also celebrated the grand opening of our new facility in Guaymas, Mexico. The ceremony was attended by valued employees and legacy customers, including The Boeing Company and Middle River Aerostructure Systems. The new facility spans 115,000 square feet and has multiple capabilities including metal bond, VersaCore™ Composites, cable and harness assembly and hard metal fabrication. Ducommun's expanded operations in Mexico will allow the Company to continue its successful legacy of providing the highest level of product and process quality, while delivering maximum competitive value to its OEM customers.

Ducommun's Appleton, Wisconsin performance center alone achieved a record breaking $100 million in revenue this year. This major milestone is largely attributed to the performance center's significant growth, including full program life cycle support of key customers such as Raytheon Missiles and Defense and Raytheon Intelligence & Space (Raytheon). In 2022,

2022 Net Revenues of $712.5 Million



35%
6%
59%

Total Backlog* as of December 31, 2022 of $961 Million



47%
5%
48%

■ COMMERCIAL AEROSPACE   ■ INDUSTRIAL
■ MILITARY & SPACE

*We define backlog as potential revenue based on customer purchase orders and long-term agreements with firm fixed prices and expected delivery dates of 24 months or less.

Ducommun Investor Day

Ducommun held an in person Investor Day in New York City on December 8th, 2022. Members of our executive team presented an update on our business strategy, operations and long-term growth plans. The event was attended in person and virtually by 39 representatives from our investor community.

Ducommun won several Low Rate Initial Production (LRIP) contracts with Raytheon and was identified as a strategic supplier of several of Raytheon's Land Warfare & Air Defense Mission programs with promising long-term sales opportunities as the programs progress to full rate production.

DRIVING SHAREHOLDER VALUE AND EXECUTING STRATEGIC ACQUISITIONS

Customer Spotlight: Airbus

Our growing book of business with Airbus is a significant driver of long-term shareholder value. Airbus is a fairly new customer to the Company and our proven IP technology for hot forming and super plastic forming of highly contoured complex parts has set us up as a key provider across narrowbody and widebody platforms. Revenues from Airbus platforms have increased three times from 2017 to 2022, with 20% of our Structures backlog attributed to Airbus. In recent years, Ducommun earned D2P supplier status with Airbus and was awarded a five-year contract with additional two-year options for A320 and A330 platforms.



Airbus A350



Airbus A330



Airbus A320



Airbus A220

M&A Growth Strategy

Mergers and Acquisitions have played a significant role in Ducommun's success and will continue to be a cornerstone for our growth strategy in the coming years. In 2022, we completed the successful integration of our latest acquisition, MagSeal. Our team's extensive acquisition experience and track record of successful integrations will allow Ducommun to transition to higher engineered product content and aftermarket revenues while continuing to build a portfolio of niche A&D businesses that are industry leaders in innovation and customer satisfaction.



Key Attributes for Acquisition Candidates are:

Aerospace & Defense | Engineered Products
Sole Source Positions | Aftermarket
Leading Brand | Runway for Growth





Lightning diverter strips and surge compressors

September 2017 | $60M





Thermoplastic extruded assemblies

April 2018 | $31M





Ammunition handling systems

October 2019 | $77M





Magnetic seals

December 2021 | $69M

Employee Well Being

Our employees' physical, emotional, and financial health has continued to be the top priority at Ducommun. As we move out of the COVID-19 pandemic, we have been able to expand our focus from physical health and wellness towards unique benefits that improve our employees' overall well-being.

Our Employee Stock Purchase Plan (ESPP) continued to gain momentum in 2022, with a 32% increase in participants since it was introduced in 2019. Our employees are taking advantage of the opportunity to further benefit from the Company's success through ownership of Ducommun stock. Additionally, our 401(k) program grew to a 91% participation rate among eligible employees in 2022. Ducommun supported employees' educational goals through reimbursement payments totaling more than $25,000 for engineering, quality, supply chain, program management, accounting and I.T. coursework. We also upgraded our online learning management system, offering employees free access to a library of advanced, interactive e-learning content including courses for career development and professional certification preparation.

DCO Scholars Program

Ducommun Scholarships are a merit-based, renewable program available exclusively to our full-time employees' children and grandchildren attending a four-year college or university or a two-year accredited technical or vocational college. In 2022, we awarded a record 70 scholarships, including 35 new awards and 35 renewed scholarships. This is a significant increase from the 48 scholarships awarded in 2021 and 25 in 2020. Through this program, we are able to recognize the accomplishments of our talented Ducommun family members and support the education of future generations.




CONGRATULATIONS 2022
DUCOMMUN SCHOLARS
DUCOMMUN AWARDS 35 COLLEGE SCHOLARSHIPS TO ELIGIBLE CHILDREN & GRANDCHILDREN OF FULL-TIME EMPLOYEES
Ducommun Incorporated (NYSE: DCO) recognizes the 35 Ducommun Scholars who will each receive a $2,000 or $3,000 scholarship for college expenses during the 2022-2023 academic year. Ducommun Scholarships are a merit-based, renewable program available exclusively to full-time employees' children and grandchildren attending a four-year college or university, or a two-year accredited technical or vocational college.
"Congratulations to our thirty five Ducommun Scholarship Recipients for 2022! I am very pleased that the company has again grown this outstanding program in 2022 and will support these deserving students as they work towards their dreams. I also want to take this opportunity to congratulate the parents, grandparents, and families of our awardees! Our scholars have bright futures ahead and I am thrilled that these awards will help them in their educational pursuits and future careers."
STEPHEN G. OSWALD
Chairman, President and Chief Executive Officer
Live Well
Ducommun







PRESENTED BY
Ducommun

THE 5TH ANNUAL ▶
STEM ON THE SIDELINES

IN PARTNERSHIP WITH

UCI Samueli
School of Engineering



Community Involvement & Philanthropy

At Ducommun, we are committed to supporting our local communities through a variety of philanthropic efforts. We are proud of the programs and partnerships that we have developed that allow us to make a significant and meaningful difference in the lives of our neighbors and importantly, in the next generation of leaders and innovators.

STEM on the Sidelines™

In partnership with the Los Angeles Chargers of the National Football League and the University of California, Irvine, Ducommun sponsors STEM on the Sidelines™, a regional competition promoting STEM (Science Technology Engineering & Mathematics) education in Los Angeles and Orange County, California high schools. This year, we celebrated our 5th annual event with a football launch competition at SoFi Stadium in Inglewood, CA. A total of 14 teams from 11 schools showed off their creativity and innovation, with the winning teams being honored at the Los Angeles Chargers game on December 18th.

The Ducommun Foundation

The Ducommun Foundation was founded in 2019 and operates as the philanthropic arm of Ducommun to address various community and humanitarian needs. Since its inception, The Ducommun Foundation has donated more than $1.7 million to support local, regional and national non-profit and charitable organizations that make a difference in the communities in which we operate. Donations were provided to organizations such as Hire Heroes USA, Fisher House Foundation, U.S. Veterans Initiative and Wounded Warriors Family Support. The Ducommun Foundation also contributed to the World Central Kitchen, UNICEF USA, as well as other humanitarian causes.

National Manufacturing Day

In October 2022, we held our 2nd Annual National Manufacturing Day (MFG Day) event. MFG Day, presented by the National Association of Manufacturers and The Manufacturing Institute, highlights career opportunities in the manufacturing industry. Our goal through this event was to educate high school students





With just one small campaign, Ducommun employees have contributed almost $12,000 to non-profit organizations and logged over 160 volunteer hours.

on the wide range of opportunities available in manufacturing and specifically, within Ducommun and the Aerospace & Defense Industry. Career discussions cover opportunities for students who plan to transition from high school directly into the workforce or for students who plan to pursue a technical or advanced degree. We highlight success stories of our employees who began their employment with Ducommun in an entry level position and advanced into professional and management careers. For 2022, we held over 19 student presentations and were able to make over 380 student connections.

Ducommun and United Way

Ducommun implemented the Philanthropy Cloud platform created by Salesforce.org and United Way, which connects employees with the causes they care most about and drives support to non-profit organizations


2022 RALLY FOR CHANGE
United Way
A CORPORATE SOCIAL RESPONSIBILITY CELEBRATION!




RESPECT
RESPONSIBILITY
READY TO LEARN
United Way
HELPING EVERY OC STUDENT SUCCEED.
THAT'S THE OC WAY.
EDUCATION
HOUSING

through employee giving and volunteering. Following a successful pilot program in 2021, we took the platform Company-wide at the end of 2022. With just one small campaign, Ducommun employees have contributed almost $12,000 to non-profit organizations and logged over 160 volunteer hours.

Our partnership with United Way does not end there. Ducommun is proud to have been the Champion Sponsor for Orange County United Way's "Rally for Change," celebrating Corporate Social Responsibility Champions in our community. Ducommun team members also partnered with United Way to complete a beautification project at a local elementary school, painting murals and presenting a cash donation to further support the school and its students.

The American Rocketry Challenge

Ducommun Incorporated is a proud sponsor of The American Rocketry Challenge, the world's largest student rocketry competition with 724 teams from 41 states participating in this year's event. The National Championship was awarded to Newport High School Team 2 of Bellevue, WA. This team represented the United States at the International Rocketry Challenge which took place at the Farnborough International Airshow in the U.K. in July. Team Japan won top honors in the international competition. The winning team from Japan marked the first-ever, first-place finish for an all-female team since the competition began in 2015. To date, the American Rocketry Challenge has inspired more than 85,000 middle and high school students to explore education and careers in STEM fields.



Our employment practices focus on eliminating barriers and ensuring everyone has equal and fair opportunities for employment and career progression at Ducommun.

Diversity & Inclusion

Our people are our greatest asset and with that in mind, we place utmost importance on maintaining a diverse and inclusive workforce. We have continued to enrich our recruitment efforts through partnerships with outreach organizations, including those that support veterans and women. In 2022, 34% of our hires self-identified as coming from an underrepresented background, 37% as female, and 7% as protected veterans. Over the past year, 33% of our total promotions into leadership roles were earned by employees from underrepresented backgrounds, an increase of 10% over 2021. Our employment practices focus on eliminating barriers and ensuring everyone has equal and fair opportunities for employment and career progression at Ducommun.



Environmental, Health & Safety and Sustainability

Employee Safety

Ducommun tracks the number of lost time incidents and total recordable incidents incurred by our employees to measure the effectiveness of health and safety programs. In 2022, our Lost Time Incident Rate decreased 78% compared to the baseline year of 2019, or 74% compared to 2021. In addition, our 2022 Total Recordable Incident Rate decreased 71% compared to the baseline year of 2019, or 7% compared to 2021. Furthermore, Ducommun started tracking leading indicators such as first aid and near-miss incidents in 2022 to prevent accidents before they occur and to help reinforce our safety-first culture.

Greenhouse Gas Emissions Reductions

Since publishing our initial ESG report for the 2020 fiscal year, we have continued to review and improve the scope and transparency of both our program and ESG disclosures. As depicted in the chart on the right, there was a 29% decrease in our combined Scope 1 and 2 greenhouse gas emissions in 2022 compared to 2019 baseline levels on an absolute basis. To effectively manage and address climate risks and reduce future greenhouse gas emissions, we based our program on four key pillars: energy efficiency, waste reduction, wastewater efficiency, and accurate, verifiable, and auditable ESG data. The first three pillars of our program are designed to not only reduce GHG emissions but also identify cost reduction opportunities to deliver long-term value to shareholders.

Ducommun continues to put significant effort into managing its hazardous and non-hazardous waste generation to mitigate harm to the environment by finding ways to recycle, reuse, and prolong the service life of materials used in our processes. By recycling and reusing such materials, we reduce Scope 3 GHG emissions by decreasing the number of transportation miles driven by third-party waste haulers, which is why we worked closely with third-party vendors to properly understand our waste profile and increase the volume of hazardous waste eligible for recycling or reclamation in 2022.

Lost Time Incident Rate

LOST TIME INCIDENT RATE



TOTAL RECORDABLE INCIDENT RATE



Scope 1 and 2

GREENHOUSE GAS EMISSIONS (TONS OF CO_2E)



■ Scope 1: Direct Emissions from Natural Gas, Propane & Fuel
■ Scope 2: Indirect Emissions from Electricity

Recognition

For the second consecutive year, Ducommun was named to the The Orange County Business Journal's "Best Places to Work" list. This program recognizes outstanding places of employment in the Orange County, California community and acknowledges the Company's leadership and best people practices. Recipients were assessed based on each company's demographics, policies and practices, and feedback from the independent employee experience survey conducted by the Workforce Research Group in April.

Additionally, Ducommun was honored to receive the Quality Excellence Award from Spirit AeroSystems, recognizing outstanding quality, performance, and overall contribution to the company. This award was accepted by Jerry Redondo, Sr. Vice President of Operations, on behalf of Ducommun at Spirit AeroSystems' Supplier Symposium in September.

The Road Ahead

As we move forward out of pandemic related headwinds, it was great to see the double digit revenue growth in 2022 and a significant return of Commercial Aerospace volume. Our cost actions under the 2022 restructure plan are important as well and expected to deliver savings later in 2023 and 2024. The Defense business also has a very encouraging runway as we look to 2023 and especially 2024 with DOD budget increases, FMS along with Primes continuing to offload manufacturing. Finally, I want to take this opportunity to recognize and thank our team members for their continued commitment, hard work and the very good results delivered in 2022!

Sincerely,

Stephen G. Oswald
Chairman, President and
Chief Executive Officer



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-08174

DUCOMMUN INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	95-0693330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Sandpointe Avenue, Suite 700, Santa Ana, California	92707-5759
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (657) 335-3665

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.01 par value per share	DCO	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price of which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter ended July 2, 2022 was $529 million.

The number of shares of common stock outstanding on February 6, 2023 was 12,146,494.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference:
    (a) Proxy Statement for the 2023 Annual Meeting of Shareholders (the "2023 Proxy Statement"), incorporated
        partially in Part III hereof.

DUCOMMUN INCORPORATED AND SUBSIDIARIES

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be preceded by, followed by or include words such as "could," "may," "believe," "expect," "anticipate," "plan," "estimate," "expect," "would," or similar expressions. These statements are based on the beliefs and assumptions of our management at the time such statements are made. Generally, forward-looking statements include information concerning our possible or assumed future actions, events or results of operations. Forward-looking statements specifically include, without limitation, the information in this Form 10-K regarding: future sales, earnings, cash flow, uses of cash and other measures of financial performance, projections or expectations for future operations, including costs to complete contracts, goodwill impairment evaluations, unrecognized tax benefits, environmental remediation costs, insurance recoveries, industry trends and expectations, our plans with respect to restructuring activities, completed acquisitions, future acquisitions and dispositions and expected business opportunities that may be available to us.

Although we believe that the expectations reflected in the forward-looking statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. We cannot guarantee future results, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. All written and oral forward-looking statements made in connection with this Form 10-K that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by "Risk Factors" contained within Part I, Item 1A of this Form 10-K and other cautionary statements included herein.

There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, some factors that could cause actual results to differ materially from those estimated by us include, but are not limited to, those factors or conditions described under Risk Factors contained within Part I, Item 1A of this Form 10-K and the following:

- our ability to manage and otherwise comply with our covenants with respect to our outstanding indebtedness;

- our ability to service our indebtedness;

- our acquisitions, business combinations, joint ventures, divestitures, or restructuring activities may entail certain operational and financial risks;

- the cyclicality of our end-use markets and the level of new commercial and military aircraft orders;

- industry and customer concentration;

- production rates for various commercial and military aircraft programs;

- the level of U.S. Government defense spending;

- compliance with applicable regulatory requirements and changes in regulatory requirements, including regulatory requirements such as Cybersecurity Maturity Model Certification ("CMMC"), applicable to government contracts and sub-contracts;

- further consolidation of customers and suppliers in our markets;

- product performance and delivery;

- start-up costs, manufacturing inefficiencies and possible overruns on contracts;

- increased design, product development, manufacturing, supply chain and other risks and uncertainties associated with our growth strategy to become a supplier of higher-level assemblies;

- our ability to manage the risks associated with international operations and sales;

- economic and geopolitical developments and conditions, including supply chain issues and rising interest rates;

- environmental, social, and governance ("ESG") developments and their related impact;

- pandemics, such as the COVID-19 pandemic, significantly impacting the global economy and most significantly, the commercial aerospace end-use market;

- disasters, natural or otherwise, damaging or disrupting our operations;

- unfavorable developments in the global credit markets;

- our ability to operate within highly competitive markets;

- technology changes and evolving industry and regulatory standards;

- possible goodwill and other asset impairments;

- the risk of environmental liabilities;

- the risk of cyber security attacks or our inability to detect such attacks; and

- litigation with respect to us.

We caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this Form 10-K. We do not undertake any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this Form 10-K except as required by law.

PART I

ITEM 1. BUSINESS

GENERAL

Ducommun Incorporated ("Ducommun," "the Company," "we," "us" or "our") is a leading global provider of engineering and manufacturing services for high-performance products and high-cost-of failure applications used primarily in the aerospace and defense ("A&D"), industrial, medical and other industries (collectively, "Industrial"). Ducommun differentiates itself as a full-service solution-based provider, offering innovative, value-added proprietary products and manufacturing solutions to our customers in our primary businesses of electronics, structures, and integrated solutions. We operate through two primary business segments: Electronic Systems and Structural Systems. We are the successor to a business that was founded in California in 1849 and reincorporated in Delaware in 1970.

ACQUISITIONS

Acquisitions have been an important element of our growth strategy. We have supplemented our organic growth by identifying, acquiring and integrating acquisition opportunities that result in broader, more sophisticated product and service offerings while diversifying and expanding our customer base and markets.

For example, in December 2021, we acquired 100% of the outstanding equity interests of Magnetic Seal LLC (f/k/a Magnetic Seal Corporation, "MagSeal"), a privately-held leading provider of high-impact, military-proven magnetic seals for critical systems in aerospace and defense applications, offering sealing solutions that are engineered to perform in high-speed, high-vibration, and other challenging environments for an original purchase price of $69.5 million, net of cash acquired. A portion of the purchase price was funded by drawing down on our revolving credit facility. This draw down on our revolving credit facility was paid off by the end of 2021. The acquisition of MagSeal continued to advance our strategy to diversify and offer more customized, value-driven engineered products with aftermarket opportunities, and was included in our Structural Systems segment.

PRODUCTS AND SERVICES

Business Segment Information

We operate through two primary strategic businesses, Electronic Systems and Structural Systems, each of which is a reportable segment. The results of operations among our operating segments vary due to differences in competitors, customers, extent of proprietary deliverables and performance. Electronic Systems designs, engineers and manufactures high-reliability electronic and electromechanical products used in worldwide technology-driven markets including A&D and Industrial end-use markets. Electronic Systems' product offerings primarily range from prototype development to complex assemblies as discussed in more detail below. Structural Systems designs, engineers and manufactures various sizes of complex contoured aerostructure components and assemblies and supplies composite and metal bonded structures and assemblies. Structural Systems' products are primarily used on commercial aircraft, military fixed-wing aircraft and military and commercial rotary-wing aircraft.

Electronic Systems

Electronic Systems has multiple major product offerings in electronics manufacturing for diverse, high-reliability applications: complex cable assemblies and interconnect systems, printed circuit board assemblies, higher-level electronic, electromechanical, and mechanical components and assemblies, and lightning diversion systems. Components, assemblies, and lightning diversion products are provided principally for domestic and foreign commercial and military fixed-wing aircraft, military and commercial rotary-wing aircraft and space programs. Further, we provide select industrial high-reliability applications for the industrial, medical, and other end-use markets. We build custom, high-performance electronics and electromechanical systems. Our products include sophisticated radar enclosures, aircraft avionics racks and shipboard communications and control enclosures, printed circuit board assemblies, cable assemblies, wire harnesses, and interconnect systems, lightning diversion strips, surge suppressors, conformal shields and other high-level complex assemblies. Electronic Systems utilizes a highly-integrated production process, including manufacturing, engineering, fabrication, machining, assembly, electronic integration, and related processes. Engineering, technical and program management services are provided to a wide range of customers.

In response to customer needs and utilizing our in-depth engineering expertise, Electronic Systems is also considered a leading supplier of engineered products including, illuminated pushbutton switches and panels for aviation and test systems, microwave and millimeter switches and filters for radio frequency systems and test instrumentation, motors and resolvers for motion control, and lightning diversion systems.

Electronic Systems also provides engineering expertise for aerospace system design, development, integration, and testing. We leverage the knowledge base, capabilities, talent, and technologies of this focused capability into direct support of our customers.

Structural Systems

Structural Systems has three major product offerings to support a global customer base: commercial aircraft, military fixed-wing aircraft, and military and commercial rotary-wing aircraft. Our applications include structural components, structural assemblies, bonded (metal and composite) components, precision profile extrusions and extruded assemblies, ammunition handling systems, and magnetic seals. In the structural components products, Structural Systems provides design services, engineers, and manufacturing of large complex contoured aluminum, titanium and Inconel aerostructure components for the aerospace industry. Structural assembly products include winglets, engine components, and fuselage structural panels for aircraft. Metal and composite bonded structures and assemblies products include aircraft wing spoilers, large fuselage skins, rotor blades on rotary-wing aircraft and components, flight control surfaces, engine components, ammunition handling systems, and magnetic seals. To support these products, Structural Systems maintains advanced machine milling, stretch-forming, hot-forming, metal bonding, composite layup, and chemical milling capabilities and has an extensive engineering capability to support both design services and manufacturing.

AEROSPACE AND DEFENSE END-USE MARKETS OVERVIEW

Our largest end-use markets are the aerospace and defense markets and our revenues from these markets represented 94% of our total net revenues in 2022. These markets are serviced by suppliers which are stratified, from the highest value provided to the lowest, into four tiers: original equipment manufacturers ("OEMs"), Tier One, Tier Two, and Tier Three. The OEMs provide the highest value and are also known as prime contractors ("Primes"). We derive a significant portion of our revenues from subcontracts with OEMs. As the Primes for various programs and platforms, the OEMs sell to their customers, who may include, depending upon the application, the U.S. Federal Government, foreign, state and local governments, global commercial airline carriers, regional jet carriers and various other customers. The OEMs also sell to global leasing companies that lease commercial aircraft. A significant portion of our revenues is earned from subcontracts with the Primes. Tier One suppliers manufacture aircraft sections and purchase assemblies. Tier Two suppliers provide more complex, value-added parts and may also assume more design risk, manufacturing risk, supply chain risk and project management risk than Tier Three suppliers. Tier Three suppliers principally provide components or detailed parts. We currently compete with Tier One, Tier Two, and Tier Three suppliers. Our business growth strategy is to differentiate ourselves from competitors by providing more complex assemblies to our customers as a higher value added supplier.

Commercial Aerospace End-Use Market

The commercial aerospace end-use market is highly cyclical and is impacted by the level of global air passenger traffic in general, which in turn is influenced by global economic conditions, fleet fuel and maintenance costs, geopolitical developments, pandemics, supply chain issues, and inflationary forces. Revenues from the commercial aerospace end-use market represented 35% of our total net revenues for 2022.

The residual effects of the COVID-19 pandemic, geopolitical events including the war in Ukraine, inflationary forces, rising interest rates, and supply chain issues have and continue to contribute to a general slowdown in the global economy, and having an adverse impact on demand for civil air travel. The combination of these factors has, in turn, created a significant challenge for some of our customers and the entire commercial aerospace manufacturing and services sector. As the number of infections from COVID-19 continues to decline and/or stabilize in various parts of the world, it should result in the steady increase in consumer confidence on the safety of air travel. Airline financial performance, which also plays a role in the demand for new capacity, has been adversely impacted by the COVID-19 pandemic and aforementioned issues. According to the International Air Transport Association ("IATA"), net losses for the airline industry were $42 billion in 2021 and $138 billion in 2020. IATA also forecasts $6.9 billion of losses for the industry globally for 2022, with $9.9 billion of profits in North America driven by robust domestic market being more than offset by losses in other regions. However, for 2023, IATA is forecasting $4.6 billion in profits for the industry globally. While the outlook continues to improve, we continue to face a challenging environment in the near to medium-term as airlines are facing increased fuel and other costs, and the global economy is experiencing high inflation. The current environment is also affecting the financial viability of some airlines.

In The Boeing Company's ("Boeing") 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC"), they indicated that domestic travel continues to recover from the lingering effects of the COVID-19 pandemic and will recover before international travel. The pace of the commercial market recovery remains impacted by government restrictions related to COVID-19, especially China.

The long-term outlook for the industry remains positive due to the fundamental drivers of air travel demand: economic growth, increasing propensity to travel due to increased trade, globalization, and improved airline services driven by liberalization of air traffic rights between countries. Boeing's commercial market outlook forecast projects a three and eight tenths percent growth rate for passenger and cargo traffic over a 20 year period. Based on long-term global economic growth projections of two and six tenths percent average annual gross domestic product ("GDP") growth, Boeing projects demand for 41,170 new airplanes over the next 20 years. However, the industry remains vulnerable to various developments including fuel price spikes, credit market fluctuations, acts of terrorism, natural disasters, conflicts, epidemics, pandemics, supply chain shortages, rising interest rates, and increased global environmental regulations. We believe we are well positioned given our product capabilities, investment in inventories and contract assets, and our initiatives to increase operating efficiencies to participate in the near term recovery and the long term projected growth rate for commercial air traffic and build rates for large commercial aircraft for the airframe manufacturing industry. If the recovery is slower than anticipated or any of those various developments occur, it could have a material adverse effect on our results of operations, financial position, and/or cash flows.

Defense End-Use Market

Our defense end-use market includes products used in military and space, including technologies and structures applications. The defense end-use market is highly cyclical and is impacted by the level of government defense spending. Government defense spending is impacted by national defense policies and priorities, political climates, fiscal budgetary constraints, U.S. Federal budget deficits, projected economic growth and the level of global military or security threats, or other conflicts. Revenues from the military and space end-use market in 2022 represented 59% of our total net revenues during 2022.

The FY 2023 National Defense Authorization Act ("NDAA"), enacted by the U.S. President in December 2022, is the annual policy bill that establishes, continues, or modifies federal programs, and provides the prerequisites for Congress to appropriate budget authority for defense programs. The FY 2023 NDAA authorized $30 billion more than the U.S. President originally requested in the FY 2023 budget request. However, there continues to be uncertainty with respect to future program-level appropriations for the U.S. Department of Defense ("U.S. DoD") and other government agencies for fiscal year 2024 and beyond. Future budget cuts or investment priority changes, including changes associated with the authorizations and appropriations process, could result in reductions, cancellations, and/or delays of existing contracts or programs. Any of these impacts could have a material effect on our results of operations, financial position, and/or cash flows. For additional information related to our revenues from customers whose principal sales are to the U.S. Government and our direct sales to the U.S. Government, see "Risk Factors" contained within Part I, Item 1A of this Annual Report on Form 10-K ("Form 10-K").

INDUSTRIAL END-USE MARKETS OVERVIEW

Our industrial, medical and other (collectively, "Industrial") end-use markets are diverse and are impacted by the customers' needs for increasing electronic content and a desire to outsource. Factors expected to impact these markets include capital and industrial goods spending and general economic conditions. Our products are used in heavy industrial manufacturing systems and certain medical applications. Revenues from the Industrial end-use markets were 6% of our total net revenues during 2022.

We believe our business in these markets in the long-term, is stable and we are well positioned in these markets even though the residual effects of the COVID-19 pandemic and the related inflationary forces, rising interest rates, and supply chain issues has had and will continue to have an impact on our business.

SALES AND MARKETING

Our commercial revenues are substantially dependent on airframe manufacturers' production rates of new aircraft. Deliveries of new aircraft by airframe manufacturers are dependent on the demand and financial capacity of its customers, primarily airlines and leasing companies, to purchase the aircraft. Thus, revenues from commercial aircraft could be affected as a result of changes in new aircraft orders, or the cancellation or deferral by airlines of purchases of ordered aircraft. Further, our revenues from commercial aircraft programs could be affected by changes in our customers' inventory levels and changes in our customers' aircraft production build rates. Due to the continuing COVID-19 pandemic, while both major large aircraft manufacturers, Boeing and Airbus SE ("Airbus"), have announced improved build rates, it will take longer to reach pre-COVID-19 pandemic levels. While the ramp up in production and demand will be slower in the near and medium future, we will continue to identify opportunities to expand our presence and offerings with both major large aircraft manufacturers and their supply chain.

Military components manufactured by us are employed in many of the country's front-line fighters, bombers, rotary-wing aircraft and support aircraft, as well as land and sea-based applications. Our defense business is diversified among a number of military manufacturers and programs. In the space sector, we are expanding our presence with unmanned aerial vehicles and continue to support various satellite programs.

Our sales into the Industrial end-use markets are customer focused in various markets and driven primarily by their capital spending and manufacturing outsourcing demands.

We continue to broaden and diversify our customer base in the end-use markets we serve by providing innovative product and service solutions by drawing on our core competencies, experience and technical expertise. Net revenues related to military and space, commercial aerospace, and Industrial end-use markets in 2022 and 2021 were as follows:



Many of our contracts are firm fixed price contracts subject to termination at the convenience of the customer (as well as for default). In the event of termination for convenience, the customer generally is required to pay the costs we have incurred and certain other fees through the date of termination, plus a reasonable profit. Larger, long-term government subcontracts may have provisions for milestone payments, progress payments or cash advances for purchase of inventory.

Our marketing efforts primarily consist of developing strong, long-term relationships with our customers, which provide the basis for future sales. These close relationships allow us to gain a better insight into each customer's business needs, identify ways to provide greater value to the customer, and allow us to be designated early in the design process for various products and/or high volume products.

SEASONALITY

The timing of our revenues is governed by the purchasing patterns of our customers, and, as a result, we may not generate revenues equally during the year. However, no material portion of our business is considered to be seasonal.

MAJOR CUSTOMERS

We currently generate the majority of our revenues from the aerospace and defense industries. As a result, we have significant revenues from certain customers. Boeing and Raytheon Technologies Corporation ("Raytheon") were our largest customers, with Boeing generating 7% and Raytheon generating 22% of our 2022 net revenues. Revenues from our top 10 customers, including Boeing and Raytheon, were 61% of total net revenues during 2022. Net revenues by major customer for 2022 and 2021 were as follows:

2022 Net Revenues by Major Customer

- Boeing: 7%
- General Dynamics: 6%
- Northrop: 6%
- Raytheon: 22%
- Spirit: 6%
- Viasat: 5%
- Next Top Four Customers: 9%
- All Other Customers: 39%

2021 Net Revenues by Major Customer

- Boeing: 8%
- General Dynamics: 3%
- Northrop: 7%
- Raytheon: 24%
- Spirit: 4%
- Viasat: 3%
- Next Top Four Customers: 12%
- All Other Customers: 39%

Net revenues from our customers, except the U.S. Government, are diversified over a number of different military and space, commercial aerospace, industrial, medical and other products. For additional information on revenues from major customers, see Note 16 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K.

RESEARCH AND DEVELOPMENT

We perform concurrent engineering with our customers and product development activities under our self-funded programs, as well as under contracts with others. Concurrent engineering and product development activities are performed for commercial, military and space applications.

RAW MATERIALS AND COMPONENTS

Raw materials and components used in the manufacturing of our products include aluminum, titanium, steel and carbon fibers, as well as a wide variety of electronic interconnect and circuit card assemblies and components. These raw materials are generally available from a number of suppliers and are generally in adequate supply. However, from time to time, and exacerbated by the COVID-19 pandemic, we have experienced increases in lead times and limited availability of various items including aluminum, titanium and certain other raw materials and/or components. Moreover, certain components, supplies and raw materials for our operations are purchased from single source suppliers and occasionally, directed by our customers. In such instances, we strive to develop alternative sources and design modifications to minimize the potential for business interruptions.

COMPETITION

The markets we serve are highly competitive, and our products and services are affected by varying degrees of competition. We compete worldwide with domestic and international companies in most markets. These companies may have competitive advantages as a result of greater financial resources, economies of scale and bundled products and services that we do not offer. Additional information related to competition is discussed in Risk Factors contained within Part I, Item 1A of this Form 10-K. Our ability to compete depends principally upon the breadth of our technical capabilities, the quality of our goods and services, competitive pricing, product performance, design and engineering capabilities, new product innovation, the ability to solve specific customer needs, and customer relationships.

PATENTS AND LICENSES

We have several patents, but we do not believe that our operations are dependent upon any single patent or group of patents. In general, we rely on technical superiority, continual product improvement, exclusive product features, superior lead time, on-time delivery performance, quality, and customer relationships to maintain our competitive advantage.

REMAINING PERFORMANCE OBLIGATIONS AND BACKLOG

We define performance obligations as customer placed purchase orders ("POs") with firm fixed price and firm delivery dates. The majority of the long-term agreements ("LTAs") we enter into do not meet the definition of a contract under Accounting Standards Codification 606 ("ASC 606") and thus, the backlog amount is greater than the remaining performance obligations amount as defined under ASC 606. Revenue based on remaining performance obligations is subject to delivery delays or program cancellations, which are beyond our control. Remaining performance obligations were $853.0 million at December 31, 2022. We anticipate recognizing an estimated 70% or $597.0 million of our remaining performance obligations during 2023.

We define backlog as potential revenue that is based on customer placed POs and LTAs with firm fixed price and expected delivery dates of 24 months or less. Backlog is subject to delivery delays or program cancellations, which are beyond our control. Backlog is affected by timing differences in the placement of customer orders, and tends to be concentrated in several programs to a greater extent, than our net revenues. As a result of these factors, trends in our overall level of backlog may not be indicative of trends in our future net revenues. Backlog was $960.8 million at December 31, 2022, compared to $905.2 million at December 31, 2021. The increase in backlog was primarily in the commercial aerospace end-use markets, partially offset by a decrease in the military and space end-use markets.

ENVIRONMENTAL MATTERS

Our business, operations and facilities are subject to numerous stringent federal, state and local environmental laws and regulations issued by government agencies, including the Environmental Protection Agency ("EPA"). Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transport and disposal of hazardous and non-hazardous materials, pollutants and contaminants. These regulations govern public and private response actions to hazardous or regulated substances that could be or have been released into the environment, or endanger human health, and they require us to obtain and maintain licenses and permits in connection with our operations. We may also be required to investigate and remediate the effects of the release or disposal of materials at sites associated with past and present operations. Additionally, this extensive regulatory framework imposes significant compliance burdens and risks on us. We anticipate that capital expenditures will continue to be required for the foreseeable future to upgrade and maintain our environmental compliance efforts, however, we currently do not expect such expenditures to be material in 2023 and the near term.

Structural Systems has been directed by California environmental agencies to investigate and take corrective action for groundwater contamination at its facilities located in Adelanto (a.k.a., El Mirage) and Monrovia, California. Based on currently available information, we have accrued $1.5 million at December 31, 2022 for our estimated liabilities related to these sites. For further information, see Note 15 in the accompanying notes to consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K. In addition, see Risk Factors contained within Part I, Item 1A of this Form 10-K for certain risks related to environmental matters.

HUMAN CAPITAL

Our employees are critical to our success. We promote a culture of honesty, respect, trust, and teamwork through our Code of Business Conduct. Also, we have been engaged in a number of social matters and issues, both within the Company in our management of human capital, and externally with our community based initiatives.

Employee Safety and Health

The safety of our workforce remains our highest priority as evidenced by our initial and continuing response to the COVID-19 pandemic. To this end, we continue to focus on protecting the health and safety of our employees and maintaining a safe work environment by following the COVID-19 safety guidelines provided by state and local governments and the Centers for Disease Control and Prevention at all of our facilities.

We implemented the use of employee health and safety key performance indicators ("KPIs") that are regularly communicated to our employees by senior management to improve safety outcomes. In 2022, we continued to invest in infrastructure to improve internal safety protocols related to key processes and refined our health and safety software tools to track and engage our performance centers to further reduce our lost time and total recordable incident rates.

Diversity and Inclusion

Diversity and inclusion has been and will continue to be important to our success. As part of our continuing improvement in this area, we implemented diversity and inclusion initiatives in 2019 to help accelerate the process of developing a diverse talent pool. To that end, we are seeing an increase in the number of women and individuals from underrepresented communities being promoted into leadership roles. In 2020, we partnered with the Fund II Foundation to utilize its innovative internX platform to provide access to highly qualified and diverse science, technology, engineering and math ("STEM") students. We believe a diverse hiring process at the intern level will result in inclusive hiring going forward and help us develop a diverse leadership team as our interns continue in their careers.

Talent Acquisition, Retention, and Development

We attract, develop, and retain employee talent by offering competitive compensation packages and fostering a culture of care about their well-being. In addition, we endeavor to be a proactive corporate citizen by being responsive and supportive of the needs of our employees to attract qualified talent. We strive to provide opportunities for qualified members of underrepresented communities and women for advancement within our company and award scholarships to the children and grandchildren of our employees so that they may develop the skills that will support their entry into the workforce. In addition, in 2018, we implemented an Employee Stock Purchase Plan ("ESPP") to provide employees the opportunity to share in the ownership of our company and benefit from our performance through the purchase of our company's stock. The ESPP allows eligible employees to accumulate contributions through after-tax payroll deductions to purchase shares of our Company's stock at a 15% discount and serves as one of the key retention mechanisms for our human capital.

Workforce Demographics

As of December 31, 2022, we had a highly skilled workforce of 2,465 employees, of which 435 are subject to collective bargaining agreements expiring in April 2025 and June 2024. However, the Monrovia, California performance center that employs 130 of our collective bargaining employees that are covered by an agreement expiring in June 2024 will be ceasing production and the facility will close by the middle of 2023. See Note 3 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further discussion. Historically, we have been successful in negotiating renewals to expiring agreements without material disruption of operating activities, and believe our relations with our employees are good. See Risk Factors contained within Part I, Item 1A of this Form 10-K for additional information regarding certain risks related to our employees.

AVAILABLE INFORMATION

General information about us can be obtained from our website address at www.ducommun.com. Our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, if any, are available free of charge on our website as soon as reasonably practicable after they are filed with or furnished to the SEC. Information included on our website is not incorporated by reference in this Form 10-K. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including our company.

ITEM 1A. RISK FACTORS

Our business, financial condition, results of operations and cash flows may be affected by known and unknown risks, uncertainties and other factors. We have summarized below the significant, known material risks to our business. Additional risk factors not currently known to us or that we currently believe are immaterial may also impair our business, financial condition, results of operations and cash flows. Any of these risks, uncertainties and other factors could cause our future financial results to differ materially from recent financial results or from currently anticipated future financial results. The risk factors below should be considered together with the information included elsewhere in this Annual Report on Form 10-K ("Form 10-K") as well as other required filings by us with the SEC.

CAPITAL STRUCTURE RISKS

Our indebtedness could limit our financing options, adversely affect our financial condition, and prevent us from fulfilling our debt obligations.

On July 14, 2022, we completed a refinancing of all our existing debt by entering into a new term loan ("2022 Term Loan") and a new revolving credit facility ("2022 Revolving Credit Facility"). The 2022 Term Loan is a $250.0 million senior secured loan that matures on July 14, 2027. The 2022 Revolving Credit Facility is a $200.0 million senior secured revolving credit facility that matures on July 14, 2027. The 2022 Term Loan and 2022 Revolving Credit Facility, collectively are the new credit facilities ("2022 Credit Facilities"). The terms of the 2022 Term Loan require us to make installment payments of 0.625% of the initial outstanding principal balance on a quarterly basis during years one and two, 1.250% during years three and four, and 1.875% during year five, on the last business day of each calendar quarter. In addition, the undrawn portion of the commitment of the 2022 Revolving Credit Facility is subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio.

At December 31, 2022, we had a total of $248.4 million of outstanding long-term debt under the 2022 Credit Facilities. The total long-term debt was primarily the result of our acquisitions, including Lightning Diversion Systems, LLC ("LDS") in September 2017, Certified Thermoplastics Co., LLC ("CTP") in April 2018, and Nobles Worldwide, Inc. ("Nobles") in October 2019.

Our ability to obtain additional financing or complete a debt refinancing in the future may be limited. Should we not have ready access to capital markets, we may have to undertake alternative financing plans, such as selling assets; reducing or delaying scheduled expansions and/or capital investments; or seeking various other forms of capital. Our ability to complete reasonable alternative financing plans may be affected by circumstances and economic events outside of our control. We cannot ensure that we would be able to refinance our debt or enter into alternative financing plans in adequate amounts on commercially reasonable terms, terms acceptable to us or at all, or that such plans guarantee that we would be able to meet our debt obligations.

Our level of debt could:

- limit our ability to obtain additional financing to fund capital expenditures, investments or acquisitions or other general corporate requirements;

- require a portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions or other general corporate purposes;

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- place us at a disadvantage compared to other, less leveraged competitors;

- expose us to the risk of increased borrowing costs and higher interest rates as all of our current borrowings under our 2022 Credit Facilities bear interest at variable rates (our interest rate swaps, with an aggregate total notional amount of $150.0 million and seven year tenor, will not take effect until January 1, 2024), which could further adversely impact our cash flows;

- limit our flexibility to plan for and react to changes in our business and the industry in which we compete;

- restrict us from making strategic acquisitions;

- expose us to risk of unfavorable changes in the global credit markets; and

- make it more difficult for us to satisfy our obligations with respect to the 2022 Credit Facilities and our other debt.

The occurrence of any one of these events could have an adverse effect on our business, financial condition, results of operations and ability to satisfy our obligations in respect of our outstanding debt.

We require a considerable amount of cash to run our business.

Our ability to make payments on our debt in the future and to fund planned capital expenditures and working capital needs, will depend upon our ability to generate significant cash in the future. Our ability to generate cash is subject to economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control.

The terms of the 2022 Term Loan require us to make installment payments of 0.625% of the initial outstanding principal balance on a quarterly basis during years one and two, 1.250% during years three and four, and 1.875% during year five, on the last business day of each calendar quarter. In addition, the undrawn portion of the commitment of the 2022 Revolving Credit Facility is subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio.

In December 2021, we entered into a sale-leaseback transaction for the building and related land for our Gardena performance center located in Carson, California ("Sale-Leaseback Agreement"). The building and related land was sold for $143.1 million and we recognized a gain of $132.5 million. See Note 6 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further discussion. Also in December 2021, we acquired 100% of the outstanding equity interests of MagSeal for an original purchase price of $69.5 million, net of cash acquired, all payable in cash. A portion of the proceeds from the sale-leaseback transaction was subsequently utilized to pay down the amount drawn on the 2019 Revolving Credit Facility to close the MagSeal acquisition. See Note 2 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further discussion.

On July 14, 2022, as a result of completing a refinancing of our existing debt, we were required to complete an amendment of all the forward interest rate swaps ("Amended Forward Interest Rate Swaps") we entered into in November 2021 that were based on U.S. dollar-one month London Interbank Offered Rate ("LIBOR") to be based on one month Term Secured Overnight Financing Rate ("SOFR") as borrowings can only be based on SOFR. The weighted average fixed rate of the Amended Forward Interest Rate Swaps was 1.7%. In November 2021, we entered into U.S. dollar-one month LIBOR forward interest rate swaps, all with an effective date of January 1, 2024, for an aggregate total notional amount of $150.0 million, weighted average fixed rate of 1.8%, and all terminating on January 1, 2031 ("Forward Interest Rate Swaps"). In October 2015, we entered into interest rate cap hedges designated as cash flow hedges, with a portion of these interest rate cap hedges maturing on a quarterly basis, with notional value in aggregate, totaling $135.0 million. However, all of these interest rate cap hedges matured in June 2020. At December 31, 2022, the outstanding balance on the 2022 Credit Facilities was $248.4 million with an average interest rate of 4.36%. Should interest rates increase significantly, our debt service cost will increase as all of our current debt borrowings under the 2022 Credit Facilities bear interest at variable rates. Any inability to generate sufficient cash flow could have a material adverse effect on our financial condition or results of operations. See Note 1 and Note 9 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further discussion.

While we expect to meet all of our financial obligations, we cannot ensure that our business will generate sufficient cash flow from operations in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

We require a considerable amount of cash to fund our anticipated voluntary principal prepayments on our Credit Facilities.

Our ability to reduce the debt outstanding under our 2022 Credit Facilities through voluntary principal prepayments will be a contributing factor to our ability to keep our interest rate towards the lower end of the interest rate range as defined in the 2022 Credit Facilities. Our ability to make such prepayments will depend upon our ability to generate significant cash in the future. We cannot ensure that our business will generate sufficient cash flow from operations to fund any such prepayments.

The covenants in our credit facilities impose restrictions that may limit our operating and financial flexibility.

We are required to comply with a leverage covenant as defined in the 2022 Credit Facilities. The leverage covenant is defined as Consolidated Funded Indebtedness less unrestricted cash and cash equivalents in excess of $5.0 million, divided by consolidated earnings before interest, taxes and depreciation and amortization ("EBITDA") and other adjustments.

At December 31, 2022, we were in compliance with the leverage covenant under the 2022 Credit Facilities. However, there is no assurance that we will continue to be in compliance with the leverage covenant in future periods.

The 2022 Credit Facilities' agreements contains a number of significant restrictions and covenants that limit our ability, among other things, to incur additional indebtedness, to create liens, to make certain payments, to make certain investments, to engage in transactions with affiliates, to sell certain assets or enter into mergers.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot ensure that we will be able to comply with such covenants. These restrictions also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general.

A breach of any covenant in the 2022 Credit Facilities could result in a default under the 2022 Credit Facilities. A default, if not waived, could result in acceleration of the debt outstanding under the agreement. A default could permit our lenders to foreclose on any of our assets securing such debt. Even if new financing were available at that time, it may not be on terms or amounts that are acceptable to us or terms as favorable as our current agreements. If our debt is in default for any reason, our business, results of operations and financial condition could be materially and adversely affected.

The typical trading volume of our common stock may affect an investor's ability to sell significant stock holdings in the future without negatively impacting stock price.

The level of trading activity may vary daily and typically represents only a small percentage of outstanding shares. As a result, a stockholder who sells a significant amount of shares in a short period of time could negatively affect our share price.

Our amount of debt may require us to raise additional capital to fund acquisitions.

We may sell additional shares of common stock or other equity securities to raise capital in the future, which could dilute the value of an investor's holdings.

BUSINESS AND OPERATIONAL RISKS

Our end-use markets are cyclical.

We sell our products into aerospace, defense, and industrial end-use markets, which are cyclical and have experienced periodic declines. Our sales are, therefore, unpredictable and may tend to fluctuate based on a number of factors, including global economic conditions, geopolitical developments and conditions, pandemics, supply chain shortages, rising interest rates and other developments affecting our end-use markets and the customers served. Consequently, results of operations in any period should not be considered indicative of the operating results that may be experienced in any future period.

We depend upon a select base of industries and customers, which subjects us to unique risks which may adversely affect us.

We currently generate the majority of our revenues from customers in the aerospace and defense industry. Our business depends, in part, on the level of new military and commercial aircraft orders. As a result, we have significant sales to certain customers. Sales to The Boeing Company ("Boeing"), Spirit AeroSystems Holdings, Inc. ("Spirit"), and Viasat, Inc. ("Viasat") comprise a significant portion of our commercial aerospace end-use market. A significant portion of our net sales in our military and space end-use markets are made under subcontracts with original equipment manufacturers ("OEMs"), under their prime contracts with the U. S. Government. We had significant sales to General Dynamics Corporation ("GD"), Northrop Grumman Corporation ("Northrop"), and Raytheon Technologies Corporation ("Raytheon") in 2022 in our defense technologies end-use market.

Our customers may experience delays in the launch of new products, labor strikes, diminished liquidity or credit unavailability, weak demand for their products, or other difficulties in their business. In addition, shifts in government spending priorities have caused and may continue to cause additional uncertainty in the placement of orders.

Our revenues from our top ten customers, which represented 61% of our total 2022 net revenues, were diversified over a number of different aerospace and defense products. Any significant change in production rates by these customers would have a material effect on our results of operations and cash flows. There is no assurance that our current significant customers will continue to buy products from us at current levels, or that we will retain any or all of our existing customers, or that we will be able to form new relationships with customers upon the loss of one or more of our existing customers. This risk may be further complicated by pricing pressures, competition prevalent in our industry and other factors. A significant reduction in sales to any of our major customers, the loss of a major customer, or a default of a major customer on accounts receivable could have a material adverse impact on our financial results.

Boeing was one of our largest customers in 2022, and the 737 MAX was one of our highest commercial end use market revenue platforms. In late 2020, Boeing began receiving regulatory approval for its 737 MAX to return to service from some of the major civil aviation regulators around the world and thus, we have been seeing an increase in our production rates.

However, they are still below pre-COVID-19 pandemic levels. Revenue growth with our other commercial customers, including Airbus SE ("Airbus"), and continued solid demand from defense OEMs (also known as prime contractors) have helped to mitigate a significant portion of this risk for the time being. However, the residual effects of the COVID-19 pandemic along with inflationary forces and supply chain issues continues to dampen civil air travel demand in various segments and markets, and if traveler demand does not return in the near future, it may make it difficult to continue to offset a significant portion of this risk.

We generally make sales under purchase orders and contracts that are subject to cancellation, modification or rescheduling. Changes in the economic environment and the financial condition of the industries we serve could result in customer cancellation of contractual orders or requests for rescheduling. Some of our contracts have specific provisions relating to schedule and performance, and failure to deliver in accordance with such provisions could result in cancellations, modifications, rescheduling and/or penalties, in some cases at the customers' convenience and without prior notice. While we have normally recovered our direct and indirect costs plus profit, such cancellations, modifications, or rescheduling that cannot be replaced in a timely fashion, could have a material adverse effect on our financial results.

A significant portion of our business depends upon U.S. Government defense spending.

We derive a significant portion of our business from customers whose principal sales are to the U.S. Government. Accordingly, the success of our business depends upon government spending generally or for specific departments or agencies in particular. Such spending, among other factors, is subject to the uncertainties of governmental appropriations and national defense policies and priorities, constraints of the budgetary process, timing and potential changes in these policies and priorities, and the adoption of new laws or regulations or changes to existing laws or regulations.

These and other factors could cause the government and government agencies, or prime contractors that use us as a subcontractor, to reduce their purchases under existing contracts, to exercise their rights to terminate contracts for convenience or to abstain from exercising options to renew contracts, any of which could have a material adverse effect on our business, financial condition and results of operations.

Further, the levels of U.S. Department of Defense ("U.S. DoD") spending in future periods are difficult to predict and are impacted by numerous factors such as the political environment, U.S. foreign policy, macroeconomic conditions and the ability of the U.S. Government to enact relevant legislation such as the authorization and appropriations bills. While the FY 2023 NDAA authorized $30 billion more than the U.S. President originally requested in the FY 2023 budget request, there continues to be uncertainty with respect to future program-level appropriations for the U.S. DoD and other government agencies for fiscal year 2024 and beyond. Accordingly, long-term uncertainty remains with respect to overall levels of defense spending and it is likely that U.S. Government discretionary spending levels will continue to be subject to pressure.

Exports of certain of our products are subject to various export control regulations and authorizations, and we may not be successful in obtaining the necessary U.S. Government approvals and related export licenses for proposed sales to certain foreign customers.

We must comply with numerous laws and regulations relating to the export of some of our products before we are permitted to sell those products outside the United States. Compliance often entails the submission and timely receipt of the necessary export approvals, licenses, or authorizations from the U.S. Government. Over the last several years, the U.S. export licensing environment for munitions has been adversely affected by a number of factors, including, but not limited to, the changing geopolitical environment and heightened tensions with other countries (which shift and evolve over time). Accordingly, we can give no assurance that we will be successful in obtaining, in a timely manner or at all, the approvals, licenses or authorizations we need to sell our products outside the United States, which may result in the cancellation of orders and significant penalties to our customers if we do not make deliveries and fulfill our contractual commitments. Any significant delay in, or impairment of, our ability to sell products outside of the United States could have a material adverse effect on our business, financial condition and results of operations.

Contracts with some of our customers, including Federal government contracts, contain provisions which give our customers a variety of rights that are unfavorable to us and the OEMs to whom we provide products and services, including the ability to terminate a contract at any time for convenience.

Contracts with some of our customers, including Federal government contracts, contain provisions and are subject to laws and regulations that provide rights and remedies not typically found in commercial contracts. These provisions may allow our customers to:

- terminate existing contracts, in whole or in part, for convenience, as well as for default, or if funds for contract performance for any subsequent year become unavailable;

- terminate existing contracts if we are suspended or debarred from doing business with the federal government or with a governmental agency;

- prohibit future procurement awards with a particular agency as a result of a finding of an organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors; and

- claim rights in products and systems produced by us.

If the U.S. Government terminates a contract for convenience, the counterparty with whom we have contracted on a subcontract may terminate its contract with us. As a result of any such termination, whether on a direct government contract or subcontract, we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. If the U.S. Government terminates a direct contract with us for default, we may not even recover those amounts and instead may be liable for excess costs incurred by the U.S. Government in procuring undelivered items and services from another source.

In addition, the U.S. Government is typically required to open all programs to competitive bidding and, therefore, may not automatically renew any of its prime contracts. If one or more of our customers' government prime or subcontracts is terminated or canceled, our failure to replace sales generated from such contracts would result in lower sales and could have an adverse effect on our business, results of operations and financial condition.

Further consolidation in the aerospace industry could adversely affect our business and financial results.

The aerospace and defense industry is experiencing significant consolidation, including our customers, competitors and suppliers. Consolidation among our customers may result in delays in the awarding of new contracts and losses of existing business. Consolidation among our competitors may result in larger competitors with greater resources and market share, which could adversely affect our ability to compete successfully. Consolidation among our suppliers may result in fewer sources of supply and increased cost to us.

Our growth strategy includes evaluating selected acquisitions, which entails certain risks to our business and financial performance.

We have historically achieved a portion of our growth through acquisitions and expect to evaluate selected future acquisitions as part of our strategy for growth. Any acquisition of another business entails risks and it is possible that we may not realize the expected benefits from an acquisition or that an acquisition could adversely affect our existing operations. Acquisitions entail certain risks, including:

- difficulty in integrating the operations and personnel of the acquired company within our existing operations or in maintaining uniform standards;

- loss of key employees or customers of the acquired company;

- the failure to achieve anticipated synergies;

- unrecorded liabilities of acquired companies that we fail to discover during our due diligence investigations or that are not subject to indemnification or reimbursement by the seller; and

- management and other personnel having their time and resources diverted to evaluate, negotiate and integrate acquisitions.

We may not be successful in achieving expected operating efficiencies and sustaining or improving operating expense reductions, and may experience business disruptions associated with restructuring, performance center consolidations, realignment, cost reduction, and other strategic initiatives.

In recent years, we have implemented a number of restructuring, realignment, and cost reduction initiatives, including performance center consolidations, organizational realignments, and reductions in our workforce. While we have realized some efficiencies from these actions, we may not realize the benefits of these initiatives to the extent we anticipated. Further, such benefits may be realized later than expected, and the ongoing difficulties in implementing these measures may be greater than anticipated, which could cause us to incur additional costs or result in business disruptions. In addition, if these measures are not successful or sustainable, we may have to undertake additional realignment and cost reduction efforts, which could result in significant additional charges. Moreover, if our restructuring and realignment efforts prove ineffective, our ability to achieve our other strategic and business plan goals may be adversely impacted.

As we move up the value chain to become a more value added supplier, enhanced design, product development, manufacturing, supply chain project management and other skills will be required.

We may encounter difficulties as we execute our growth strategy to move up the value chain to become a more value added supplier of more complex assemblies. Difficulties we may encounter include, but are not limited to, the need for enhanced and expanded product design skills, enhanced ability to control and influence our suppliers, enhanced quality control systems and infrastructure, enhanced large-scale project management skills, and expanded industry certifications. Assuming incremental project design responsibilities would require us to assume additional risk in developing cost estimates and could expose us to increased risk of losses. There can be no assurance that we will be successful in obtaining the enhanced skills required to move up the value chain or that our customers will outsource such functions to us.

Risks associated with operating and conducting our business outside the United States could adversely impact us.

We have manufacturing facilities that we lease in Thailand and Mexico and also derive a portion of our net revenues from direct foreign sales. Further, our customers may derive portions of their revenues from non-U.S. customers. As a result, we are subject to the risks of conducting and operating our business internationally, including:

- political instability;

- economic and geopolitical developments and conditions;

- pandemics and disasters, natural or otherwise;

- compliance with a variety of international laws, as well as U.S. laws affecting the activities of U.S. companies conducting business abroad, including, but not limited to, the Foreign Corrupt Practices Act;

- imposition of taxes, export controls, tariffs, embargoes and other trade restrictions;

- difficulties repatriating funds or restrictions on cash transfers; and

- potential for new tariffs imposed on imports by the U.S. administration.

While the impact of these factors is difficult to predict, we believe any one or more of these factors could have a material adverse effect on our financial results.

Customer pricing pressures could reduce the demand and/or price for our products and services.

The markets we serve are highly competitive and price sensitive. We compete worldwide with a number of domestic and international companies that have substantially greater manufacturing, purchasing, marketing and financial resources than we do. Many of our customers have the in-house capability to fulfill their manufacturing requirements. Our larger competitors may be able to compete more effectively for very large-scale contracts than we can by providing different or greater capabilities or benefits such as technical qualifications, past performance on large-scale contracts, geographic presence, price and availability of key professional personnel. If we are unable to successfully compete for new business, our net revenues growth and operating margins may decline.

Several of our major customers have completed extensive cost containment efforts and we expect continued pricing pressures in 2023 and beyond. Competitive pricing pressures may have an adverse effect on our financial condition and operating results. Further, there can be no assurance that competition from existing or potential competitors in other segments of our business will not have a material adverse effect on our financial results. If we do not continue to compete effectively and win contracts, our future business, financial condition, results of operations and our ability to meet our financial obligations may be materially compromised.

Our products and processes are subject to risk of obsolescence as a result of changes in technology and evolving industry and regulatory standards.

The future success of our business depends in large part upon our and our customers' ability to maintain and enhance technological capabilities, develop and market manufacturing services that meet changing customer needs and successfully anticipate or respond to technological advances in manufacturing processes on a cost-effective and timely basis, while meeting evolving industry and regulatory standards. To address these risks, we invest in product design and development, and incur related capital expenditures. There can be no guarantee that our product design and development efforts will be successful, or that funds required to be invested in product design and development or incurred as capital expenditures will not increase materially in the future.

We may not have the ability to renew facilities leases on terms favorable to us and relocation of operations presents risks due to business interruption.

Certain of our manufacturing facilities and offices are leased and have lease terms that expire between 2023 and 2032. The majority of these leases provide renewal options at the fair market rental rate at the time of renewal, which, if renewed, could be significantly higher than our current rental rates. We may be unable to offset these cost increases by charging more for our products and services. Furthermore, continued economic conditions may continue to negatively impact and create greater pressure in the commercial real estate market, causing higher incidences of landlord default and/or lender foreclosure of properties, including properties occupied by us. While we maintain certain non-disturbance rights in most cases, it is not certain that such rights will in all cases be upheld and our continued right of occupancy in such instances could be potentially jeopardized. An occurrence of any of these events could have a material adverse effect on our financial results.

Additionally, if we choose to move any of our operations, those operations may be subject to additional relocation costs and associated risks of business interruption.

LEGAL, REGULATORY, TAX, AND ACCOUNTING RISKS

We are subject to extensive regulation and audit by the Defense Contract Audit Agency.

The accuracy and appropriateness of certain costs and expenses used to substantiate our direct and indirect costs for the U.S. Government contracts are subject to extensive regulation and audit by the Defense Contract Audit Agency, an arm of the U.S. DoD. Such audits and reviews could result in adjustments to our contract costs and profitability. However, we cannot ensure the outcome of any future audits and adjustments may be required to reduce net sales or profits upon completion and final negotiation of audits. If any audit or review were to uncover inaccurate costs or improper activities, we could be subject to penalties and sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from conducting future business with the U.S. Government. Any such outcome could have a material adverse effect on our financial results.

We are subject to a number of procurement laws and regulations. Our business and our reputation could be adversely affected if we fail to comply with these laws.

We must comply with and are affected by laws and regulations relating to the award, administration and performance of U.S. Government contracts. Government contract laws and regulations affect how we do business with our customers and impose certain risks and costs on our business. A violation of specific laws and regulations, by us, our employees, or others working on our behalf, such as a supplier or a venture partner, could harm our reputation and result in the imposition of fines and penalties, the termination of our contracts, suspension or debarment from bidding on or being awarded contracts, loss of our ability to export products or services and civil or criminal investigations or proceedings.

In some instances, these laws and regulations impose terms or rights that are different from those typically found in commercial transactions. For example, the U.S. Government may terminate any of our customers' government contracts and subcontracts either at its convenience or for default based on our performance. Upon termination for convenience of a fixed-price type contract, we normally are entitled to receive the purchase price for delivered items, reimbursement for allowable costs for work-in-process and an allowance for profit on the contract or adjustment for loss if completion of performance would have resulted in a loss.

Our operations are subject to numerous extensive, complex, costly and evolving laws, regulations and restrictions, including cybersecurity requirements, and failure to comply with these laws, regulations and restrictions could subject us to penalties and sanctions that could harm our business.

Prime contracts with our major customers that have contracts with various agencies of the U.S. Government are subject to numerous laws and regulations, which affect how we do business with our customers and may impose added costs to our business. As a result, our contracts and operations are subject to numerous, extensive, complex, costly and evolving laws, regulations and restrictions, principally by the U.S. Government or their agencies. These laws, regulations and restrictions govern items including, but not limited to, the formation, administration and performance of U.S. Government contracts, disclosure of cost and pricing data, civil penalties for violations of false claims to the U.S. Government for payment, defining reimbursable costs, establishing ethical standards for the procurement process, controlling the import and export of defense articles and services, and cybersecurity requirements, such as Cybersecurity Maturity Model Certification ("CMMC").

Noncompliance could expose us to liability for penalties, including termination of our contracts and subcontracts, disqualification from bidding on future U.S. Government contracts and subcontracts, suspension or debarment from U.S. Government contracting and various other fines and penalties. Noncompliance found by any one agency could result in fines, penalties, debarment or suspension from receiving additional contracts with all U.S. Government agencies. Given our dependence on U.S. Government business, suspension or debarment could have a material adverse effect on our financial results.

In addition, the U.S. Government may revise its procurement practices or adopt new contract rules and regulations, at any time, including increased usage of fixed-price contracts, procurement reform, and compliance with cybersecurity requirements. Such changes could impair our ability to obtain new contracts or subcontracts or renew contracts or subcontracts under which we currently perform when those contracts are put up for competitive bidding. Any new contracting methods could be costly or administratively difficult for us to implement and could adversely affect our future net revenues.

In addition, our international operations subject us to numerous U.S. and foreign laws and regulations, including, without limitation, regulations relating to import-export control, technology transfer restrictions, repatriation of earnings, exchange controls, the Foreign Corrupt Practices Act, and the anti-boycott provisions of the U.S. Export Administration Act. Changes in regulations or political environments may affect our ability to conduct business in foreign markets including investment, procurement and repatriation of earnings. Failure by us or our sales representatives or consultants to comply with these laws and regulations could result in certain liabilities and could possibly result in suspension or debarment from government contracts or suspension of our export privileges, which could have a material adverse effect on our financial results.

Environmental liabilities could adversely affect our financial results.

We are subject to various federal, local, and foreign environmental laws and regulations, including those relating to the use, storage, transport, discharge and disposal of hazardous and non-hazardous chemicals and materials used and emissions generated during our manufacturing process. We do not carry insurance for these potential environmental liabilities. Any failure by us to comply with present or future regulations could subject us to future liabilities or the suspension of production, which could have a material adverse effect on our financial results. Moreover, some environmental laws relating to contaminated sites can impose joint and several liability retroactively regardless of fault or the legality of the activities giving rise to the contamination. Compliance with existing or future environmental laws and regulations may require extensive capital expenditures, increase our cost or impact our production capabilities. Even if such expenditures are made, there can be no assurance that we will be able to comply. We have been directed to investigate and take corrective action for groundwater contamination at certain sites and our ultimate liability for such matters will depend upon a number of factors. See Note 15 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

We may be subject to litigation, other legal proceedings and indemnity claims, and, if any of these are resolved adversely against us, it could have a material adverse effect on our business, financial condition, and results of operations.

From time to time, we and our subsidiaries are involved in various legal and other proceedings that are incidental to the conduct of our business. Any litigation, other legal proceedings or indemnity claims could result in an unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines, or we may decide to settle on similarly unfavorable terms, any of which could adversely affect our business, financial condition, and results of operations. We could also suffer an adverse impact on our reputation and a diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. See Note 13 and Note 15 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

Product liability claims in excess of insurance could adversely affect our financial results and financial condition.

We face potential liability for property damage, personal injury, or death as a result of the failure of products designed or manufactured by us. Although we currently maintain product liability insurance (including aircraft product liability insurance), any material product liability not covered by insurance could have a material adverse effect on our financial condition, results of operations and cash flows.

We use estimates when bidding on fixed-price contracts. Changes in our estimates could adversely affect our financial results.

We enter into contracts providing for a firm, fixed-price for the sale of a majority of our products, regardless of the production costs incurred by us. In many cases, we make multi-year firm, fixed-price commitments to our customers, without assurance that our anticipated production costs will be achieved. Contract bidding and accounting require judgment relative to assessing risks, estimating contract net sales and costs, including estimating cost increases over time and efficiencies to be gained, and making assumptions for supplier sourcing and quality, manufacturing scheduling and technical issues over the life of the contract. Such assumptions can be particularly difficult to estimate for contracts with new customers. Inaccurate estimates of these costs could result in reduced profits or incurred losses. Due to the significance of the judgments and estimates involved, it is possible that materially different amounts could be obtained if different assumptions were used or if the underlying circumstances were to change. Therefore, any changes in our underlying assumptions, circumstances or estimates could have a material adverse effect on our financial results.

Goodwill and/or other assets could be impaired in the future, which could result in substantial charges.

Goodwill is tested for impairment on an annual basis as of the first day of our fourth quarter or more frequently if events or circumstances occur which could indicate potential impairment. In assessing the recoverability of goodwill, management is required to make certain critical estimates and assumptions. These estimates and assumptions include projected sales levels, including the addition of new customers, programs or platforms and increased content on existing programs or platforms, improvements in manufacturing efficiency, and reductions in operating costs. Due to many variables inherent in the estimation of a business's fair value and the relative size of our recorded goodwill, changes in estimates and assumptions may have a material effect on the results of our impairment analysis. If any of these or other estimates and assumptions are not realized in the future, or if market multiples decline, we may be required to record an impairment charge for goodwill.

We also test intangible assets with indefinite life periods for potential impairment annually and on an interim basis if there are indicators of potential impairment.

In addition, we evaluate amortizable intangible assets, fixed assets, production cost of contracts, and lease right-of-use assets for impairment if there are indicators of a potential impairment.

Further, impairment charges may be incurred against other intangible assets or long-term assets if asset utilization declines, customer demand declines or other circumstances indicate that the asset carrying value may not be recoverable.

Our goodwill and other intangible assets as of December 31, 2022 were $330.6 million, or 32% of total assets. If our goodwill and/or other assets are impaired, it could have an adverse effect on our results of operations and financial condition. See "Goodwill and Other Intangible Assets" in Note 7 of our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

Unanticipated changes in our tax provision or exposure to additional income tax liabilities could affect our profitability.

Significant judgment is required in determining our provision for income taxes. In the ordinary course of our business, there are transactions and calculations where the ultimate tax determination is uncertain. Furthermore, changes in income tax laws and regulations, or their interpretation, could result in higher or lower income tax rates assessed or changes in the taxability of certain sales or the deductibility of certain expenses, thereby affecting our income tax expense and profitability. In addition, we are regularly under audit by tax authorities. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals.

Our ability to accurately report our financial results or prevent fraud may be adversely affected if our internal control over financial reporting is not effective.

The accuracy of our financial reporting is dependent on the effectiveness of our internal controls. We are required to provide a report from management to our shareholders on our internal control over financial reporting that includes an assessment of the effectiveness of these controls. Internal control over financial reporting has inherent limitations, including human error, the possibility that controls could be circumvented or become inadequate as a result of changed conditions, and fraud. Due to these inherent limitations, internal control over financial reporting might not prevent or detect all misstatements or fraud. If we cannot maintain and execute adequate internal control over financial reporting or implement required new or improved controls that provide reasonable assurance of the reliability of the financial reporting and preparation of our financial statements for external use, our ability to accurately report our financial results or prevent fraud could be adversely affected.

LABOR AND SUPPLY CHAIN RISKS

We are dependent upon our ability to attract and retain key personnel.

Our success depends in part upon our ability to attract and retain key engineering, technical and managerial personnel, at both the executive and performance center level. We face competition for management, engineering and technical personnel from other companies and organizations. The loss of members of our senior management group, or key engineering and technical personnel, could negatively impact our ability to grow and remain competitive in the future and could have a material adverse effect on our financial results.

Labor disruptions by our employees could adversely affect our business.

As of December 31, 2022, we employed 2,465 people. Two of our performance centers are parties to collective bargaining agreements, covering 130 full time hourly employees in one of those performance centers and 305 full time hourly employees in the other performance center, which will expire in June 2024 and April 2025, respectively. However, the Monrovia, California performance center that employs 130 of our collective bargaining employees that are covered by an agreement that expires in June 2024 will be ceasing production and the facility will close by the middle of 2023. See Note 3 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information. Although we have not experienced any material labor-related work stoppage and consider our relations with our employees to be good, labor stoppages may occur in the future. If the unionized workers were to engage in a strike or other work stoppage, if we are unable to negotiate acceptable collective bargaining agreements with the unions or if other employees were to become unionized, we could experience a significant disruption of our operations, higher ongoing labor costs and possible loss of customer contracts, which could have an adverse effect on our business and results of operations.

We rely on our suppliers to meet the quality and delivery expectations of our customers.

Our ability to deliver our products and services on schedule and to satisfy specific quality levels is dependent upon a variety of factors, including execution of internal performance plans, availability of raw materials, internal and supplier produced parts and structures, conversion of raw materials into parts and assemblies, and performance of suppliers and others.

We rely on numerous third-party suppliers for raw materials and a large proportion of the components used in our production process. Certain of these raw materials and components are available only from single sources or a limited number of suppliers, or similarly, customers' specifications may require us to obtain raw materials and/or components from a single source or certain suppliers. Many of our suppliers are small companies with limited financial resources and manufacturing capabilities. We do not currently have the ability to manufacture these components ourselves. These and other factors, including the impact from the COVID-19 pandemic, import tariffs, the loss of a critical supplier or raw materials and/or component shortages, could cause disruptions or cost inefficiencies in our operations. Additionally, our competitors that have greater direct purchasing power, may have product cost advantages which could have a material adverse effect on our financial results.

GENERAL RISKS

The COVID-19 pandemic has had, and continues to have, a material adverse effect on our business, results of operations, and financial condition.

The COVID-19 pandemic has caused, and continues to cause, a significant adverse impact on our employees, operations, businesses of our customers, suppliers and distribution partners, and volatility in the financial markets. Changes in our operations in response to the COVID-19 pandemic or employee illnesses resulting from the pandemic, has resulted in and may continue to result in inefficiencies or delays, including in sales and product development efforts and our manufacturing and supply chain, and additional costs related to business continuity initiatives, that cannot be fully mitigated through succession planning, employees working remotely, or teleconferencing technologies. The long-term impact to our business remains unknown. This is due to the numerous uncertainties that have risen from the pandemic, including the severity of the disease, the duration of the outbreak, the likelihood of resurgences of the outbreak, including the emergence and spread of variants, actions that may be taken by governmental authorities in response to the disease, the timing, distribution, efficacy and public acceptance of vaccines, long-term impact from COVID-19 infection or vaccines, and the related unintended or unanticipated consequences.

The commercial aerospace industry, in particular, has been significantly disrupted, both domestically and internationally, by the pandemic. Governments around the world implemented stringent measures to help control the spread of the pandemic, including quarantines, shelter in place or stay at home orders, travel restrictions, business curtailments and other measures. As a result, demand for travel declined at a rapid pace beginning in mid-2020 and overall global travel still remains below pre-pandemic levels. However, commercial air travel has increasingly shown signs of recovery recently with increasing air traffic, primarily in domestic markets. The recovery in international commercial air travel has been slower with international travel still below pre-COVID-19 pandemic levels. The exact pace and timing of the overall commercial air travel recovery remains uncertain and is expected to continue to be uneven depending on factors such as trends in the number of COVID-19 infections (i.e., impact of new variants of COVID-19 surfacing) and the timing, distribution, efficacy, and public acceptance of vaccines, among other factors. While the full extent and impact of the COVID-19 pandemic cannot be reasonably estimated with certainty at this time, COVID-19 has had a significant impact on our business, the businesses of our customers and suppliers, as well as our results of operations and financial condition, and may have a material adverse impact on our business, results of operations and financial condition in 2023 and beyond.

Our ability to continue to manufacture products is highly dependent on our ability to maintain the safety and health of our performance center employees. While we are following the guidelines and requirements of governmental authorities and taking preventive and protective measures to prioritize the safety and well-being of our employees, these measures are not always successful. Thus far, the ability of our employees to work has not been significantly impacted by individuals contracting or being exposed to COVID-19. However, if an outbreak of COVID-19 or other viruses does occur at any of our performance centers, it may disrupt our ability to manufacture products and thus, have a material and adverse impact on our business, financial condition, and results of operations.

Increased scrutiny from investors, lenders, and other market participants regarding our environmental, social, and governance, or sustainability responsibilities could expose us to additional costs and adversely impact our liquidity, results of operations, reputation, employee retention, and stock price.

There is an increasing focus from certain investors, customers, and other key stakeholders concerning corporate responsibility, specifically related to environmental, social, and governance ("ESG") factors. Some investors may use ESG criteria to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibilities are inadequate. Lenders may also use ESG criteria to guide their lending practices and, in some cases, may choose not to lend to us.

The ESG factors by which companies' corporate responsibility practices are assessed may change. This could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we are unable to satisfy the new corporate responsibility criteria, investors may view our policies related to corporate responsibility as inadequate. We risk damage to our reputation in the event our corporate responsibility procedures or goals do not meet the standards or goals set by various constituencies. In addition, if our competitors' corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest in our competitors instead. Further, in the event we communicate certain initiatives or goals related to ESG, we could fail, or be perceived to have failed, in our achievement of such initiatives or goals. If we fail to satisfy the expectations of investors and other key stakeholders, or our initiatives are not executed as planned, our reputation, employee retention, and willingness of our customers and suppliers to do business with us, financial results, and stock price could be materially and adversely affected.

Cybersecurity attacks, internal system or service failures may adversely impact our business and operations.

Any system or service disruptions, including those caused by projects to improve our information technology systems, if not anticipated and appropriately mitigated, could disrupt our business and impair our ability to effectively provide products and related services to our customers and could have a material adverse effect on our business. We could also be subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages or terrorist attacks. Cybersecurity threats are evolving and include, but are not limited to, malicious software, unauthorized attempts to gain access to sensitive, confidential or otherwise protected information related to us or our products, our employees, customers or suppliers, or other acts that could lead to disruptions in our business. Any such failures could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs, subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption which would adversely affect our business, results of operations and financial condition.

Assertions by third parties that we violated their intellectual property rights could have a material adverse effect on our business, financial condition, and results of operations.

Third parties may claim that we, our customers, licensees, or parties indemnified by us are infringing upon or otherwise violating their intellectual property rights. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun purchasing intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours.

Any claims that we violated a third party's intellectual property rights can be time consuming and costly to defend and distract management's attention and resources, even if the claims are without merit. Such claims may also require us to redesign affected products and services, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or providing the affected products and services. Even if we have an agreement to indemnify us against such costs, the indemnifying party may not have sufficient financial resources or otherwise be unable to uphold its contractual obligations. If we cannot or do not license the infringed technology on favorable terms or cannot or do not substitute similar technology from another source, our revenue and earnings could be adversely impacted.

Damage or destruction of our facilities caused by storms, earthquake, fires or other causes could adversely affect our financial results and financial condition.

We have operations located in regions of the U.S. that may be exposed to damaging storms, earthquakes, fires and other natural disasters. Although we maintain standard property casualty insurance covering our properties and may be able to recover costs associated with certain natural disasters through insurance, we do not carry any earthquake insurance because of the cost of such insurance. Many of our properties are located in Southern California, an area subject to earthquake activity. Our California performance centers generated $180.5 million in net revenues during 2022. Even if covered by insurance, any significant damage or destruction of our facilities due to storms, earthquakes, fires or other natural disasters could result in our inability to meet customer delivery schedules and may result in the loss of customers and significant additional costs to us. Thus, any significant damage or destruction of our properties could have a material adverse effect on our business, financial condition or results of operations. See discussion of a fire in June 2020 which severely damaged our Guaymas, Mexico performance center in Note 15 to our consolidated financial statements included in Part IV, Item 15(a) of this Form 10-K for further information.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters are located in Santa Ana, California. As of December 31, 2022, we owned or leased facilities and land for corporate functions and manufacturing at locations throughout the United States and various places outside the United States. We believe our existing facilities are suitable and adequate for our present purposes. Each of our reportable segments uses each of these facilities.

ITEM 3. LEGAL PROCEEDINGS

See Note 15 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for a description of our legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND   ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is listed on the New York Stock Exchange under the symbol DCO. As of December 31, 2022, we had 142 holders of record of our common stock. We have not paid any dividends since the first quarter of 2011 and we do not expect to pay dividends for the foreseeable future.

_____

See "Part III, Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS" for information relating to shares to be issued under equity compensation plans.

Issuer Purchases of Equity Securities

None.

Performance Graph

The following graph compares the yearly percentage change in our cumulative total shareholder return with the cumulative total return of the Russell 2000 Index and the median of our 2023 Proxy Statement peers ("Median of Peers") over a five year period, assuming the reinvestment of any dividends. The graph is not necessarily indicative of future price performance:



ITEM 6. [Reserved]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Ducommun Incorporated ("Ducommun," "the Company," "we," "us" or "our") is a leading global provider of engineering and manufacturing services for high-performance products and high-cost-of failure applications used primarily in the aerospace and defense ("A&D"), industrial, medical, and other industries ("Industrial"). We differentiate ourselves as a full-service solution-based provider, offering a wide range of value-added products and services in our primary businesses of electronics, structures and integrated solutions. We operate through two primary business segments: Electronic Systems and Structural Systems, each of which is a reportable segment.

COVID-19 Pandemic Impact on Our Business

The COVID-19 pandemic has had a significant impact on our overall business during the year ended December 31, 2022. As a result of the COVID-19 pandemic, precautionary measures were instituted by governments and businesses to mitigate its spread, including the imposition of travel restrictions, quarantines, shelter in place directives, and shutting down of non-essential businesses.

The safety of our employees remains our highest priority. The well-being and safety protocols that were already in place at all of our facilities were further enhanced at the onset of the COVID-19 pandemic. We continue to follow safety protocols consistent with guidelines provided by state and local governments and the Centers for Disease Control and Prevention ("CDC"). These measures included social distancing, provision of personal protective equipment, enhanced cleaning, and flexible work arrangements wherever possible. We have also offered enhanced leave and benefits to our employees and provided frequent updates to ensure our workforce is kept apprised of evolving regulations and safety measures.

In March 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") which provides tax relief to individuals and businesses affected by the coronavirus pandemic. We have not requested or accepted any loans or payments that are available under the CARES Act, however, we have utilized the option to defer payment of the employer portion of payroll taxes (Social Security) that would otherwise be required to be made during the period beginning March 27, 2020 to December 31, 2020. One half of the deferred amount was required to be paid and was paid by December 31, 2021, and the remaining 50% was required to be paid and was paid by December 31, 2022. Thus, there was no accrued liabilities on the consolidated balance sheets related to this item as of December 31, 2022.

The COVID-19 pandemic and the resulting inflation, rising interest rates, supply chain issues, and other events including the war in Ukraine have and continues to contribute to a general slowdown in the global economy and most significantly, the commercial aerospace end-use market. While both major large aircraft manufacturers, The Boeing Company ("Boeing") and Airbus SE, have announced increases in build rates for 2023, the ramp up is slower than expected and below pre-pandemic levels. In its 2022 Annual Report on Form 10-K, Boeing indicated that domestic travel continues to recover from the lingering effects of the COVID-19 pandemic and will recover before international travel. However, the pace of the commercial market recovery remains impacted by government restrictions related to COVID-19, especially China. While the full extent and impact of the COVID-19 pandemic cannot be reasonably estimated with certainty at this time, COVID-19 has had a significant impact on our business, the businesses of our customers and suppliers, as well as our results of operations and financial condition, and may have a material adverse impact on our business, results of operations and financial condition for 2023 and beyond. See Risk Factors included in Part I, Item 1A of this Annual Report on Form 10-K ("Form 10-K").

Recap for the year ended December 31, 2022:

- Net revenues of $712.5 million

- Net income of $28.8 million, or $2.33 per diluted share

- Adjusted EBITDA of $94.7 million

Non-GAAP Financial Measures

Adjusted earnings before interest, taxes, depreciation, amortization, stock-based compensation expense, restructuring charges, Guaymas fire related expenses, insurance recoveries related to business interruption, inventory purchase accounting adjustments, loss on extinguishment of debt, other debt refinancing costs, gain on sale-leaseback, and success bonus related to the completion of sale-leaseback transaction ("Adjusted EBITDA") was $94.7 million and $92.8 million for years ended December 31, 2022 and December 31, 2021, respectively.

When viewed with our financial results prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and accompanying reconciliations, we believe Adjusted EBITDA provides additional useful information that clarifies and enhances the understanding of the factors and trends affecting our past performance and future prospects. We define Adjusted EBITDA, explain how it is calculated, and provide a reconciliation to the most comparable GAAP measure in the table below. Adjusted EBITDA and the related financial ratios, as presented in this Form 10-K, are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. They are not a measurement of our financial performance under GAAP and should not be considered as alternatives to net income or any other performance measures derived in accordance with GAAP, or as an alternative to net cash provided by operating activities as measures of our liquidity. The presentation of these measures should not be interpreted to mean that our future results will be unaffected by unusual or nonrecurring items.

We use Adjusted EBITDA as a non-GAAP operating performance measure internally as a complementary financial measure to evaluate the performance and trends of our businesses. We also present Adjusted EBITDA and the related financial ratios, as applicable, because we believe that measures such as these provide useful information with respect to our ability to meet our operating commitments.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as substitutes for analysis of our results as reported under GAAP. Some of these limitations include:

- It does not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

- It does not reflect changes in, or cash requirements for, our working capital needs;

- It does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

- It is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

- It does not reflect the impact on earnings or charges resulting from matters unrelated to our ongoing operations; and

- Other companies in our industry may calculate Adjusted EBITDA differently from us, limiting their usefulness as comparative measures.

As a result of these limitations, Adjusted EBITDA and the related financial ratios should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. You should compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only as supplemental information. See our consolidated financial statements contained in this Form 10-K.

Even with the limitations above, we believe that Adjusted EBITDA is useful to an investor in evaluating our results of operations as this measure:

- Is widely used by investors to measure a company's operating performance without regard to items excluded from the calculation of such terms, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

- Helps investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating performance; and

- Is used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

The following financial items have been added back to or subtracted from our net income when calculating Adjusted EBITDA:

- Interest expense may be useful to investors for determining current cash flow;

- Income tax expense may be useful to investors because it represents the taxes which may be payable for the period and the change in deferred taxes during the period, and may reduce cash flow available for use in our business;

- Depreciation may be useful to investors because it generally represents the wear and tear on our property and equipment used in our operations;

- Amortization expense may be useful to investors because it represents the estimated attrition of our acquired customer base and the diminishing value of product rights;

- Stock-based compensation expense may be useful to our investors for determining current cash flow;

- Restructuring charges may be useful to our investors in evaluating our core operating performance;

- Guaymas fire related expenses may be useful to our investors in evaluating our core operating performance;

- Insurance recoveries related to business interruption may be useful to our investors in evaluating our core operating performance;

- Purchase accounting inventory step-ups may be useful to our investors as they do not necessarily reflect the current or on-going cash charges related to our core operating performance;

- Loss on extinguishment of debt may be useful to our investors for determining current cash flow;

- Other debt refinancing costs may be useful to our investors in evaluating our core operating performance;

- Gain on sale-leaseback may be useful to our investors in evaluating our core operating performance; and

- Success bonus related to completion of sale-leaseback transaction may be useful to our investors in evaluating our core operating performance.

Reconciliations of net income to Adjusted EBITDA and the presentation of Adjusted EBITDA as a percentage of net revenues were as follows:

				(Dollars in thousands) Years Ended December 31,			
		2022		2021		2020	
Net income	$	28,789	$	135,536	$	29,174	
Interest expense		11,571		11,187		13,653	
Income tax expense		4,533		34,948		2,807	
Depreciation		14,535		14,051		13,824	
Amortization		16,886		14,338		15,026	
Stock-based compensation expense [1]		10,744		11,212		9,299	
Restructuring charges [2]		6,686		—		2,424	
Guaymas fire related expenses		4,466		2,486		1,704	
Insurance recoveries related to business interruption		(5,400)		—		—	
Inventory purchase accounting adjustments [3]		1,381		106		—	
Loss on extinguishment of debt		295		—		—	
Other debt refinancing costs		224		—		—	
Gain on sale-leaseback		—		(132,522)		—	
Success bonus related to completion of sale-leaseback transaction [4]		—		1,451		—	
Adjusted EBITDA	$	94,710	$	92,793	$	87,911	
% of net revenues		13.3 %		14.4 %		14.0 %	

(1) 2022 included $1.2 million of stock-based compensation expense for awards with both performance and market conditions that will be settled in cash.

(2) 2022 included $0.5 million of restructuring charges that were recorded as cost of sales.

(3) 2022 and 2021 included inventory purchase accounting adjustments of inventory that was stepped up as part of our purchase price allocation from our acquisition of Magnetic Seal LLC (f/k/a Magnetic Seal Corporation, "MagSeal") in December 2021 and is a part of our Structural Systems operating segment.

(4) 2021 included $1.3 million of success bonus related to the completion of the sale-leaseback transaction that was recorded as part of cost of sales.

RESULTS OF OPERATIONS

2022 Compared to 2021

The following table sets forth net revenues, selected financial data, the effective tax rate and diluted earnings per share:

	2022	% of Net Revenues	2021	% of Net Revenues
		(Dollars in thousands, except per share data) Years Ended December 31,		
Net Revenues	$ 712,537	100.0 %	$ 645,413	100.0 %
Cost of Sales	568,240	79.7 %	502,953	77.9 %
Gross Profit	144,297	20.3 %	142,460	22.1 %
Selling, General and Administrative Expenses	98,351	13.8 %	93,579	14.5 %
Restructuring Charges	6,158	0.9 %	—	— %
Operating Income	39,788	5.6 %	48,881	7.6 %
Interest Expense	(11,571)	(1.6)%	(11,187)	(1.7)%
Loss on Extinguishment of Debt	(295)	— %	—	— %
Gain on Sale-Leaseback	—	— %	132,522	20.5 %
Other Income, Net	5,400	0.7 %	268	— %
Income Before Taxes	33,322	4.7 %	170,484	26.4 %
Income Tax Expense	4,533	nm	34,948	nm
Net Income	$ 28,789	4.0 %	$ 135,536	21.0 %
Effective Tax Rate	13.6 %	nm	20.5 %	nm
Diluted Earnings Per Share	$ 2.33	nm	$ 11.06	nm

nm = not meaningful

Net Revenues by End-Use Market and Operating Segment

Net revenues by end-use market and operating segment during 2022 and 2021, respectively, were as follows:

	Change	2022	2021	% of Net Revenues 2022	2021
		(Dollars in thousands) Years Ended December 31,			
Consolidated Ducommun					
Military and space	$ (33,147)	$ 420,701	$ 453,848	59.1 %	70.3 %
Commercial aerospace	91,778	247,509	155,731	34.7 %	24.1 %
Industrial	8,493	44,327	35,834	6.2 %	5.6 %
Total	$ 67,124	$ 712,537	$ 645,413	100.0 %	100.0 %
Electronic Systems					
Military and space	$ (13,730)	$ 314,181	$ 327,911	71.3 %	79.5 %
Commercial aerospace	33,227	82,130	48,903	18.6 %	11.8 %
Industrial	8,493	44,327	35,834	10.1 %	8.7 %
Total	$ 27,990	$ 440,638	$ 412,648	100.0 %	100.0 %
Structural Systems					
Military and space	$ (19,417)	$ 106,520	$ 125,937	39.2 %	54.1 %
Commercial aerospace	58,551	165,379	106,828	60.8 %	45.9 %
Total	$ 39,134	$ 271,899	$ 232,765	100.0 %	100.0 %

Net revenues for 2022 were $712.5 million compared to $645.4 million for 2021. The year-over-year increase was primarily due to the following:

- $91.8 million higher revenues in our commercial aerospace end-use markets due to higher build rates on large aircraft platforms, other commercial aerospace platforms, and regional and business aircraft platforms; partially offset by

- $33.1 million lower revenues in our military and space end-use markets due to lower build rates on military rotary-wing aircraft platforms and military fixed-wing aircraft platforms.

Net Revenues by Major Customers

A significant portion of our net revenues are from our top ten customers as follows:

	Years Ended December 31,	
	2022	2021
Boeing Company	6.7 %	7.8 %
General Dynamics Corporation	5.7 %	3.0 %
Lockheed Martin Corporation	3.5 %	4.4 %
Northrop Grumman Corporation	5.7 %	7.1 %
Raytheon Technologies Corporation	21.6 %	24.4 %
Spirit AeroSystems Holdings, Inc.	5.7 %	3.8 %
Viasat, Inc.	5.4 %	2.6 %
Top ten customers[1]	61.4 %	61.1 %

(1) Includes The Boeing Company ("Boeing"), General Dynamics Corporation ("GD"), Lockheed Martin Corporation ("Lockheed Martin"), Northrop Grumman Corporation ("Northrop"), Raytheon Technologies Corporation ("Raytheon"), Spirit AeroSystems Holdings, Inc. ("Spirit"), and Viasat, Inc. ("Viasat").

The revenues from Boeing, GD, Lockheed Martin, Northrop, Raytheon, Spirit, and Viasat are diversified over a number of commercial, military and space programs and some of which were generated by both operating segments.

Gross Profit

Gross profit consists of net revenues less cost of sales. Cost of sales includes the cost of production of finished products and other expenses related to inventory management, manufacturing quality, and order fulfillment. Gross profit margin decreased to 20.3% in 2022 compared to 22.1% in 2021 primarily due to unfavorable product mix, partially offset by favorable manufacturing volume and lower compensation and benefits costs.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses increased $4.8 million in 2022 compared to 2021 primarily due to higher other general administrative expenses of $4.0 million and higher compensation and benefits costs of $2.8 million, partially offset by lower professional services fees of $2.0 million.

Restructuring Charges

Restructuring charges increased $6.2 million in 2022 compared to 2021 primarily due to the restructuring plan that was approved and commenced in April 2022 that is expected to better position us for stronger performance. See Note 3 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information.

Interest Expense

Interest expense increased in 2022 compared to 2021 primarily due to higher interest rates, partially offset by a lower outstanding debt balance. See Note 9 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information on our long-term debt.

Gain on Sale-Leaseback

Gain on sale-leaseback decreased in 2022 compared to 2021 due to a lack of sale-leaseback during 2022. See Note 6 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information on our sale-leaseback transaction.

Income Tax Expense

We recorded an income tax expense of $4.5 million (an effective tax rate of 13.6%) in 2022, compared to $34.9 million (an effective tax rate of 20.5%) in 2021. The decrease in the effective tax rate for 2022 compared to 2021 was primarily due to lower pre-tax income for 2022 compared to 2021, which included the gain on the sale-leaseback transaction we entered into in December 2021. The lower pre-tax income in 2022 caused the research and development tax credits to have a higher income tax benefit impact on the effective tax rate. The higher income tax benefit on the effective tax rate was partially offset by higher income tax expense related to non-deductible book compensation expenses.

Our unrecognized tax benefits were $4.9 million and $4.4 million in 2022 and 2021, respectively. We record interest and penalty charges, if any, related to uncertain tax positions as a component of tax expense and unrecognized tax benefits. The amounts accrued for interest and penalty charges as of December 31, 2022 and 2021 were not significant. If recognized, $2.5 million would affect the effective income tax rate. As a result of statute of limitations set to expire in 2023, we expect decreases to our unrecognized tax benefits of approximately $0.6 million in the next twelve months.

We file U.S. Federal and state income tax returns. We are subject to examination by the Internal Revenue Service ("IRS") for tax years after 2018 and by state taxing authorities for tax years after 2017. While we are no longer subject to examination prior to those periods, carryforwards generated prior to those periods may still be adjusted upon examination by the IRS or state taxing authority if they either have been or will be used in a subsequent period. We believe we have adequately accrued for tax deficiencies or reductions in tax benefits, if any, that could result from the examination and all open audit years.

In March 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") that provided tax relief to individuals and businesses affected by the coronavirus pandemic. We considered the provisions of the CARES Act and determined they do not have a material impact to our overall income taxes. We utilized the option to defer payment of the employer portion of payroll taxes (Social Security) that would otherwise be required to be made during the period beginning March 27, 2020 to December 31, 2020. See COVID-19 Pandemic Impact on Our Business above. As such, as of December 31, 2020, we deferred payment of income tax deductions related to payroll taxes of $6.1 million and recorded the related deferred tax asset of $1.4 million, which was included as part of the net deferred income taxes on the consolidated balance sheet. We were required to and made the payments for 50% of the deferred payroll taxes by December 31, 2021. We were required to and made the payments for the remaining 50% of the deferred payroll taxes by December 31, 2022.

The Tax Cuts and Jobs Act of 2017 ("TCJA"), which was signed into U.S. law in December 2017, eliminated the option to immediately deduct research and development expenditures in the year incurred under Section 174 effective January 1, 2022. The amended provision under Section 174 requires us to capitalize and amortize these expenditures over five years (for U.S.-based research). As of December 31, 2022, we recorded an increase to income taxes payable of $10.6 million and a decrease to net deferred tax liabilities of a similar amount. We are monitoring legislation for any further changes to Section 174 and the potential impact to our financial statements in 2023.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA") which aims to curb inflation by reducing the deficit, lowering prescription drug prices, and investing in domestic energy production while promoting clean energy. We considered the provisions in the IRA and determined they have no or minimal impact to our overall income taxes.

On August 9, 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors Act of 2022 ("CHIPS Act") which provides new funding to boost domestic research and manufacturing of semiconductors in the United States. We are evaluating the provisions in the CHIPS Act. Any impact to our overall income taxes would be for 2023 and thereafter.

Net Income and Earnings per Diluted Share

Net income and earnings per diluted share for 2022 were $28.8 million, or $2.33 per diluted share, compared to net income and earnings per diluted share for 2021 of $135.5 million, or $11.06 per diluted share. The decrease in net income in 2022 compared to 2021 was primarily due to a lack of gain on sale-leaseback of $132.5 million, higher restructuring charges of $6.7 million ($0.5 million was recorded as cost of sales), and higher SG&A expenses of $4.8 million, partially offset by lower income tax expense of $30.4 million and higher other income, net of $5.1 million.

Business Segment Performance

We report our financial performance based upon the two reportable operating segments: Electronic Systems and Structural Systems. The results of operations differ between our reportable operating segments due to differences in competitors, customers, extent of proprietary deliverables and performance. The following table summarizes our business segment performance for 2022 and 2021:

	% Change	(Dollars in thousands) Years Ended December 31,		% of Net Revenues	% of Net Revenues
		2022	2021	2022	2021
Net Revenues					
Electronic Systems	6.8 %	$ 440,638	$ 412,648	61.8 %	63.9 %
Structural Systems	16.8 %	271,899	232,765	38.2 %	36.1 %
Total Net Revenues	10.4 %	$ 712,537	$ 645,413	100.0 %	100.0 %
Segment Operating Income					
Electronic Systems		$ 49,876	$ 57,629	11.3 %	14.0 %
Structural Systems		17,225	20,234	6.3 %	8.7 %
		67,101	77,863		
Corporate General and Administrative Expenses [1]		(27,313)	(28,982)	(3.8)%	(4.5)%
Total Operating Income		$ 39,788	$ 48,881	5.6 %	7.6 %
Adjusted EBITDA					
Electronic Systems					
Operating Income		$ 49,876	$ 57,629		
Other Income		—	196		
Depreciation and Amortization		13,974	13,823		
Restructuring Charges		3,786	—		
Success Bonus Related to Completion of Sale-Leaseback Transaction [2]		—	970		
		67,636	72,618	15.3 %	17.6 %
Structural Systems					
Operating Income		17,225	20,234		
Other Income		—	72		
Depreciation and Amortization		17,212	14,331		
Restructuring Charges		2,900	—		
Inventory Purchase Accounting Adjustments		1,381	106		
Guaymas Fire Related Expenses		4,466	2,486		
Success Bonus Related to Completion of Sale-Leaseback Transaction [2]		—	475		
		43,184	37,704	15.9 %	16.2 %
Corporate General and Administrative Expenses [1]					
Operating Loss		(27,313)	(28,982)		
Depreciation and Amortization		235	235		
Stock-Based Compensation Expense		10,744	11,212		
Other Debt Refinancing Costs		224	—		
Success Bonus Related to Completion of Sale-Leaseback Transaction [2]		—	6		
		(16,110)	(17,529)		
Adjusted EBITDA		$ 94,710	$ 92,793	13.3 %	14.4 %
Capital Expenditures					
Electronic Systems		$ 10,717	$ 7,471		
Structural Systems		8,834	8,463		
Corporate Administration		—	—		
Total Capital Expenditures		$ 19,551	$ 15,934		

(1) Includes costs not allocated to either the Electronic Systems or Structural Systems operating segments.

(2) 2021 included $1.3 million of success bonus related to the completion of the sale-leaseback transaction that was recorded as part of cost of sales.

Electronic Systems

Electronic Systems' net revenues in 2022 compared to 2021 increased $28.0 million primarily due to the following:

- $33.2 million higher revenues in our commercial aerospace end-use markets due to higher build rates on other commercial aerospace platforms, regional and business aircraft platforms, and large aircraft platforms; partially offset by

- $13.7 million lower revenues in our military and space end-use markets due to lower build rates on military rotary-wing aircraft platforms and various missile platforms, partially offset by higher build rates on military fixed-wing aircraft platforms.

Electronic Systems segment operating income in 2022 compared to 2021 decreased $7.8 million primarily due to unfavorable product mix and restructuring charges, partially offset by favorable manufacturing volume and lower compensation and benefits costs.

Structural Systems

Structural Systems' net revenues in 2022 compared to 2021 increased $39.1 million primarily due to the following:

- $58.6 million higher revenues in commercial aerospace end-use markets due to higher build rates on large aircraft platforms, other commercial aerospace platforms, and regional and business aircraft platforms; partially offset by

- $19.4 million lower revenues in military and space end-use markets due to lower build rates on various missile platforms.

The Structural Systems operating income in 2022 compared to 2021 decreased $3.0 million primarily due to unfavorable product mix and restructuring charges, partially offset by favorable manufacturing volume and lower compensation and benefits costs.

In June 2020, a fire severely damaged our performance center in Guaymas, Mexico, which is part of our Structural Systems segment. We have insurance coverage and up to a capped amount, expect the damaged items will be covered, less our deductible. The full financial impact cannot be estimated at this time as we are currently working with our insurance carriers to determine the cause of the fire. The loss of production from the Guaymas performance center was being absorbed by our other existing performance centers, however, we have reestablished and are in the process of ramping up our manufacturing capabilities in a different leased facility in Guaymas. A neighboring, non-related manufacturing facility, also suffered fire damage during the same time as the fire that severely damaged our Guaymas performance center. The cause of the fire is still undetermined and as such, there is no amount of loss that is probable and reasonably estimable at this time. If we are ultimately deemed to be responsible or partly responsible, it is possible we could incur a loss in excess of our insurance coverage limits, which could be material to our cash flow, liquidity, or financial results. See Note 13 and Note 15 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for additional information.

Corporate General and Administrative ("CG&A") Expenses

CG&A expenses in 2022 compared to 2021 decreased $1.7 million primarily due to lower professional services fees of $1.5 million and lower compensation and benefits costs of $0.8 million.

Backlog

We define backlog as customer placed purchase orders ("POs") and long-term agreements ("LTAs") with firm fixed price and expected delivery dates of 24 months or less. The majority of the LTAs do not meet the definition of a contract under ASC 606 and thus, the backlog amount disclosed below is greater than the remaining performance obligations amount disclosed in Note 1 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K. Backlog is subject to delivery delays or program cancellations, which are beyond our control. Backlog is affected by timing differences in the placement of customer orders and tends to be concentrated in several programs to a greater extent than our net revenues. As a result of these factors, trends in our overall level of backlog may not be indicative of trends in our future net revenues.

The increase in backlog was primarily in the commercial aerospace end-use markets; partially offset by a decrease in the military and space end-use markets. $655.0 million of total backlog is expected to be delivered over the next 12 months. The following table summarizes our backlog for 2022 and 2021:

	Change		(Dollars in thousands) December 31, 2022		2021
Consolidated Ducommun					
Military and space	$ (62,924)	$	457,354	$	520,278
Commercial aerospace	116,985		450,092		333,107
Industrial	1,572		53,374		51,802
Total	$ 55,633	$	960,820	$	905,187
Electronic Systems					
Military and space	$ (38,420)	$	361,582	$	400,002
Commercial aerospace	68,780		125,590		56,810
Industrial	1,572		53,374		51,802
Total	$ 31,932	$	540,546	$	508,614
Structural Systems					
Military and space	$ (24,504)	$	95,772	$	120,276
Commercial aerospace	48,205		324,502		276,297
Total	$ 23,701	$	420,274	$	396,573

2021 Compared to 2020

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2021 Annual Report on Form 10-K filed with the SEC on February 23, 2022, which is incorporated by reference herein.

LIQUIDITY AND CAPITAL RESOURCES

Available Liquidity

Total debt, the weighted-average interest rate, cash and cash equivalents and available credit facilities were as follows:

	(Dollars in millions) December 31, 2022		2021
Total debt, including long-term portion	$ 248.4	$	287.7
Weighted-average interest rate on debt	4.36 %		3.27 %
Term Loans interest rate	4.24 %		3.22 %
Cash and cash equivalents	$ 46.2	$	76.3
Unused Revolving Credit Facility	$ 199.8	$	99.8

On July 14, 2022, we completed a refinancing of all our existing debt by entering into a new term loan ("2022 Term Loan") and a new revolving credit facility ("2022 Revolving Credit Facility"). The 2022 Term Loan is a $250.0 million senior secured loan that matures on July 14, 2027. The 2022 Revolving Credit Facility is a $200.0 million senior secured revolving credit facility that matures on July 14, 2027. The 2022 Term Loan and 2022 Revolving Credit Facility, collectively are the new credit facilities ("2022 Credit Facilities"). In conjunction with the closing of the 2022 Credit Facilities, we utilized the entire $250.0 million of proceeds from the 2022 Term Loan plus our existing cash on hand to pay off our entire debt balance outstanding of $254.2 million under prior credit facilities. At the same leverage ratio, the interest rate spread in the 2022 Credit Facilities is lower than the interest rate spread under our prior credit facilities. Interest payments are typically paid on a quarterly basis, on the last business day each quarter. In addition, the 2022 Term Loan requires quarterly amortization payments of 0.625% during year one and year two, 1.250% during year three and year four, and 1.875% during year five of the original outstanding principal balance of the 2022 Term Loan amount, on the last business day each quarter. Further, the undrawn portion of the commitment of the 2022 Revolving Credit Facility is subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio, typically paid on a quarterly basis, on the last business day each quarter. However, the 2022 Revolving Credit Facility does not require any principal installment payments. As of December 31, 2022, we were in compliance with all covenants required under the 2022 Credit Facilities. See Note 9 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information.

During 2022, we paid down our existing debt an aggregate total of $34.2 million. We also made the mandatory quarterly amortization payment of $1.6 million on the 2022 Term Loan and $3.5 million on our existing term loan described below during 2022.

In December 2019, we completed the refinancing of a portion of our then existing debt and entered into a new revolving credit facility ("2019 Revolving Credit Facility") to replace the then existing revolving credit facility that was entered into in November 2018 ("2018 Revolving Credit Facility") and entered into a new term loan ("2019 Term Loan"). The 2019 Revolving Credit Facility was a $100.0 million senior secured revolving credit facility that would have matured on December 20, 2024 and replaced the $100.0 million 2018 Revolving Credit Facility that would have matured on November 21, 2023. The 2019 Term Loan was a $140.0 million senior secured term loan that would have matured on December 20, 2024. We also had a then existing $240.0 million senior secured term loan that was entered into in November 2018 that would have matured on November 21, 2025 ("2018 Term Loan"). The original amounts available under the 2019 Revolving Credit Facility, 2019 Term Loan, and 2018 Term Loan (collectively, the "Credit Facilities") in aggregate, totaled $480.0 million at that time. We were required to make installment payments of 1.25% of the original outstanding principal balance of the 2019 Term Loan amount on a quarterly basis, on the last day of the calendar quarter and thus, paid $3.5 million during 2022. In addition, if we met the annual excess cash flow threshold, we were required to make an annual additional principal payment based on the consolidated adjusted leverage ratio. We did not exceed the annual excess cash flow threshold for 2021 and thus, no annual excess cash flow payment was required to be paid during the first quarter of 2022. Further, the undrawn portion of the commitment of the 2019 Revolving Credit Facility was subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio.

In the first quarter of 2020, we drew down $50.0 million on the 2019 Revolving Credit Facility to hold as cash on hand, $25.0 million of which was repaid during the fourth quarter of 2020 with the remaining $25.0 million repaid during 2021, thus, we made no net aggregate voluntary prepayments during 2021.

In April 2022, management approved and commenced a restructuring plan that will position us for stronger performance. The restructuring plan will mainly reduce headcount and consolidate facilities. As a result of this restructuring plan, we analyzed the need to write-down inventory and impair long-lived assets, including operating lease right-of-use assets. As of December 31, 2022, we estimate the remaining amount of charges related to this initiative to be $12.0 million to $16.0 million in total pre-tax restructuring charges through 2023. Of these charges, we estimate $9.0 million to $12.0 million to be cash payments for employee separation and other facility consolidation related expenses, and $3.0 million to $4.0 million to be non-cash charges for impairment of long-lived assets. On an annualized basis, we anticipate these restructuring actions will result in total cost savings of $11.0 million to $13.0 million. See Note 3 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information.

In November 2021, we entered into derivative contracts, U.S. dollar-one month LIBOR forward interest rate swaps designated as cash flow hedges, all with an effective date of January 1, 2024, for an aggregate total notional amount of $150.0 million, weighted average fixed rate of 1.8%, and all terminating on January 1, 2031 ("Forward Interest Rate Swaps"). The Forward Interest Rate Swaps mature on a monthly basis, with fixed amount payer payment dates on the first day of each calendar month, commencing on February 1, 2024 through January 1, 2031. See Note 1 and Note 9 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information.

On July 14, 2022, as a result of completing a refinancing of our existing debt, we were required to complete an amendment of the Forward Interest Rate Swaps ("Amended Forward Interest Rate Swaps"). The Forward Interest Rate Swaps were based on U.S. dollar-one month LIBOR and were amended to be based on one month Term SOFR as borrowings using LIBOR are no longer available under the 2022 Credit Facilities. The Amended Forward Interest Rate Swaps weighted average fixed rate is 1.7%, as a result of the difference between U.S. dollar-one month LIBOR and one month Term SOFR. See Note 1 and Note 9 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information.

In October 2015, we entered into interest rate cap hedges designated as cash flow hedges with a portion of these interest rate cap hedges maturing on a quarterly basis, and a final quarterly maturity date of June 2020, in aggregate, totaled $135.0 million of our debt. We paid a total of $1.0 million in connection with entering into the interest rate cap hedges. The interest rate cap hedges matured during our second quarter of 2020 and as such, all remaining amounts related to the interest rate cap hedges were fully amortized and unrealized gains and losses recorded in accumulated other comprehensive income were also realized at that time. See Note 1 and Note 9 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information.

In December 2021, we acquired MagSeal for an original purchase price of $69.5 million, net of cash acquired, all payable in cash. Upon the closing of the transaction, we paid a gross total aggregate of $71.3 million in cash, a portion of which was by drawing down on our revolving credit facility. This draw down on our revolving credit facility was paid off by December 31, 2021. See Note 2 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information.

In December 2021, we entered into a sale-leaseback transaction for the building and related land for our Gardena performance center located in Carson, California ("Sale-Leaseback Agreement"). The building and related land was sold for $143.1 million and we recognized a gain of $132.5 million. As part of the Sale-Leaseback Agreement, we entered into an initial five year lease for the usage of the just sold building and related land. The future minimum base monthly lease payments during the initial five year period in aggregate totaled $19.6 million. See Note 6 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for further information.

We expect to spend a total of $17.0 million to $19.0 million for capital expenditures in 2023, financed by cash generated from operations, principally to support new contract awards in Electronic Systems and Structural Systems. As part of our strategic plan to become a supplier of higher-level assemblies and win new contract awards, additional up-front investment in tooling will be required for newer programs which have higher engineering content and higher levels of complexity in assemblies. However, some portion of the expected capital expenditures in 2023 could be delayed as a result of the COVID-19 pandemic.

We believe the ongoing aerospace and defense subcontractor consolidation makes acquisitions an increasingly important component of our future growth. We will continue to make prudent acquisitions and capital expenditures for manufacturing equipment and facilities to support long-term contracts for commercial and military aircraft and defense programs.

We continue to depend on operating cash flow and the availability of our 2022 Credit Facilities to provide short-term liquidity. Cash generated from operations and bank borrowing capacity is expected to provide sufficient liquidity to meet our obligations during the next twelve months from the date of issuance of these financial statements.

Cash Flow Summary

<u>2022 Compared to 2021</u>

Net cash provided by operating activities during 2022 was $32.7 million, compared to net cash used by operating activities of $0.6 million during 2021. The higher cash provided by operating activities during 2022 was primarily due to higher accounts payable and accrued liabilities, partially offset by lower net income, higher accounts receivable, higher inventories, and higher contract assets.

Net cash used in investing activities during 2022 was $19.2 million compared to net cash provided by investing activities of $57.8 million during 2021. The higher cash used in investing activities during 2022 was primarily due to the lack of proceeds from sale-leaseback, partially offset by the lack of payments for acquisition.

Net cash used in financing activities during 2022 was $43.5 million compared to $37.3 million during 2021. The higher cash used in financing activities during 2022 was primarily due to the net pay down on term loans.

<u>2021 Compared to 2020</u>

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2021 Annual Report on Form 10-K filed with the SEC on February 23, 2022, which is incorporated by reference herein.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist of operating and finance leases not recorded as a result of the practical expedients utilized, right of offset of industrial revenue bonds and associated failed sales-leasebacks on property and equipment, and indemnities, none of which we believe may have a material current or future effect on our financial condition, liquidity, capital resources, or results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies and estimates are those accounting policies and estimates that can have a significant impact on the presentation of our financial condition and results of operations and that require the use of subjective estimates based upon past experience and management's judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing our financial statements that management believes are the most dependent on the application of estimates and assumptions. See Note 1 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for additional accounting policies.

Revenue Recognition

Our customers typically engage us to manufacture products based on designs and specifications provided by the end-use customer. This requires the building of tooling and manufacturing first article inspection products (prototypes) before volume manufacturing. Contracts with our customers generally include a termination for convenience clause.

We have a significant number of contracts that are started and completed within the same year, as well as contracts derived from long-term agreements and programs that can span several years. We recognize revenue under Accounting Standards Codification 606, "Revenue from Contracts with Customers" ("ASC 606"), which utilizes a five-step model.

The definition of a contract for us is typically defined as a customer purchase order as this is when we achieve an enforceable right to payment. The majority of our contracts are firm fixed-price contracts. The deliverables within a customer purchase order are analyzed to determine the number of performance obligations. At times, in order to achieve economies of scale and based on our customer's forecasted demand, we may build in advance of receiving a purchase order from our customer. When that occurs, we would not recognize revenue until we have received the customer purchase order.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account under ASC 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, control is transferred and the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services are highly interrelated or meet the series guidance. For contracts with multiple performance obligations, we allocate the contract transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate the standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service.

We manufacture most products to customer specifications and the product cannot be easily modified to satisfy another customer's order. As such, these products are deemed to have no alternative use once the manufacturing process begins. In the event the customer invokes a termination for convenience clause, we would be entitled to costs incurred to date plus a reasonable profit. Contract costs typically include labor, materials, overhead, and when applicable, subcontractor costs. For most of our products, we are building assets with no alternative use and have enforceable right to payment, and thus, we recognize revenue using the over time method.

The majority of our performance obligations are satisfied over time as work progresses. Typically, revenue is recognized over time using an input measure (i.e., costs incurred to date relative to total estimated costs at completion, also known as cost-to-cost plus reasonable profit) to determine progress. Our typical revenue contract is a firm fixed price contract, and the cost of raw materials could make up a significant amount of the total costs incurred. As such, we believe using the total costs incurred input method would be the most appropriate method. While the cost of raw materials could make up a significant amount of the total costs incurred, there is a direct relationship between our inputs and the transfer of control of goods or services to the customer.

Contract estimates are based on various assumptions to project the outcome of future events that can span multiple months or years. These assumptions include labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; and the performance of subcontractors.

As a significant change in one or more of these estimates could affect the progress completed (and related profitability) on our contracts, we review and update our contract-related estimates on a regular basis. We recognize such adjustments under the cumulative catch-up method. Under this method, the impact of the adjustment is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate.

The impact of adjustments in contract estimates on our operating earnings can be reflected in either operating costs and expenses or revenue. See Note 1 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for the net impact of these adjustments to our consolidated financial statements for 2022 and 2021.

Payments under long-term contracts may be received before or after revenue is recognized. When revenue is recognized before we bill our customer, a contract asset is created for the work performed but not yet billed. Similarly, when we receive payment before we ship our products to our customer, a contract liability is created for the advance or progress payment. When a contract liability and a contract asset exist on the same contract, we report it on a net basis.

We record provisions for the total anticipated losses on contracts, considering total estimated costs to complete the contract compared to total anticipated revenues, in the period in which such losses are identified. The provisions for estimated losses on contracts require us to make certain estimates and assumptions, including those with respect to the future revenue under a contract and the future cost to complete the contract. Our estimate of the future cost to complete a contract may include assumptions as to changes in manufacturing efficiency, operating and material costs, and our ability to resolve claims and assertions with our customers. If any of these or other assumptions and estimates do not materialize in the future, we may be required to adjust the provisions for estimated losses on contracts. The provision for estimated losses on contracts is included as part of contract liabilities on the consolidated balance sheets.

Production cost of contracts includes non-recurring production costs, such as design and engineering costs, and tooling and other special-purpose machinery necessary to build parts as specified in a contract. Production costs of contracts are recorded to cost of sales using the over time revenue recognition model. We review the value of the production cost of contracts on a quarterly basis to ensure when added to the estimated cost to complete, the value is not greater than the estimated realizable value of the related contracts.

Business Combinations

When a business is acquired, we allocate the purchase price by recording the assets acquired and liabilities assumed at their estimated fair values as of the acquisition date, with the excess cost recorded as goodwill. A preliminary fair value is determined once a business is acquired, with the final determination of fair value be completed no later than one year from the date of acquisition.

To determine the estimated fair value of assets acquired and liabilities assumed requires significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenues, costs and cash flows, discount rates, and selection of comparable companies. We engage the assistance of valuation specialists in concluding on fair value measurements in determining the fair value of assets acquired and liabilities assumed in business combinations.

The fair value of the intangible assets is estimated using several valuation methodologies, including the income based or market based approaches, which represent Level 3 fair value measurements. Inputs to fair value analyses and other aspects of the allocation of the purchase price require judgment. The value for customer relationships is typically estimated based on a multi-period excess earnings approach. The more significant inputs used in the customer relationships intangible asset valuation include (i) future revenue growth rates, (ii) projected gross margins, (iii) the customer attrition rate, and (iv) the discount rate. The useful lives are estimated based on the underlying agreements or the future economic benefit expected to be received from the assets.

Acquisition related costs are not included as components of consideration transferred but instead, expensed as incurred and are included in selling, general and administrative expenses in our consolidated statements of income. See Note 2 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K.

Goodwill

Goodwill is evaluated for impairment on an annual basis on the first day of the fourth fiscal quarter. If certain factors occur, including significant under performance of our business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, a decision to divest individual businesses within a reporting unit, or a decision to group individual businesses differently, we may be required to perform an interim impairment test prior to the fourth quarter.

We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. The qualitative approach for potential impairment analysis is performed to determine whether it is more likely than not that the fair value of a reporting unit was less than its carrying amount.

The quantitative approach for potential impairment analysis is performed by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a combination of the income approach (which is based on a discounted cash flow model) and the market approach. Management's cash flow projections include significant judgments and assumptions, including the amount and timing of expected cash flows, long-term growth rates, and discount rates. The cash flows used in the discounted cash flow model are based on our best estimate of future revenues, gross margins, and adjusted after-tax earnings. If any of these assumptions are incorrect, it will impact the estimated fair value of a reporting unit. The market approach also requires management judgment in selecting comparable business acquisitions and the transaction values observed and its related control premiums.

In the fourth quarter of 2022, the carrying amount of goodwill at the date of the most recent annual impairment evaluation for Electronic Systems and Structural Systems was $117.4 million and $86.0 million, respectively.

As of the date of our 2022 annual evaluation for goodwill impairment for the Structural Systems segment, which is also our reporting unit, we performed a step one goodwill impairment analysis as of the first day of the fourth quarter of 2022. The fair value of our Structural Systems segment exceeded its carrying value and thus, was not deemed impaired.

As of the date of our 2022 annual evaluation for goodwill impairment for the Electronic Systems segment, which is also our reporting unit, we performed a qualitative assessment as of the first day of the fourth quarter of 2022, which considered each of the following: 1) margin of passing most recent step one analysis, 2) actual operating results as compared to prior forecasts, 3) long-term growth rate, 4) analyzing material adverse factors/changes between valuation dates, 5) general macroeconomic factors, and 6) industry and market conditions. Based upon our qualitative assessment, we concluded that it was more likely than not that the fair value of the reporting unit exceeded its carrying amount and thus, goodwill was not deemed impaired.

Other Intangible Assets

We amortize acquired other intangible assets with finite lives over the estimated economic lives of the assets, ranging from 2 years to 19 years, generally using the straight-line method. The value of other intangibles acquired through business combinations has been estimated using present value techniques which involve estimates of future cash flows. We evaluate other intangible assets for recoverability considering undiscounted cash flows, when significant changes in conditions occur, and recognize impairment losses, if any, based upon the estimated fair value of the assets.

Accounting for Stock-Based Compensation

We measure and recognize compensation expense for share-based payment transactions to our employees and non-employees at their estimated fair value. The expense is measured at the grant date, based on the calculated fair value of the share-based award, and is recognized over the requisite service period (generally the vesting period of the equity award). The fair value of stock options are determined using the Black-Scholes-Merton ("Black-Scholes") valuation model, which requires assumptions and judgments regarding stock price volatility, risk-free interest rates, and expected options terms. Management's estimates could differ from actual results. The fair value of unvested stock awards is determined based on the closing price of the underlying common stock on the date of grant except for market condition awards for which the fair value was based on a Monte Carlo simulation model.

Inventories

Inventories are stated at the lower of cost or net realizable value with cost being determined using a moving average cost basis for raw materials and actual cost for work-in-process and finished goods. The majority of our inventory is charged to cost of sales as raw materials are placed into production. Inventoried costs include raw materials, outside processing, direct labor and allocated overhead, adjusted for any abnormal amounts of idle performance center expense, freight, handling costs, and wasted materials (spoilage) incurred. We assess the inventory carrying value and reduce it, if necessary, to its net realizable value based on customer orders on hand, and internal demand forecasts using management's best estimates given information currently available. The majority of our revenues are recognized over time, however, for revenue contracts where revenue is recognized using the point in time method, inventory is not reduced until it is shipped or transfer of control to the customer has occurred. Our ending inventory consists of raw materials, work-in-process, and finished goods.

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized, using enacted tax rates, for the expected future tax consequences of temporary differences between the book and tax bases of recorded assets and liabilities, operating losses, and tax credit carryforwards. Deferred tax assets are evaluated quarterly and are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions taken or expected to be taken in a tax return are recognized when it is more-likely-than-not, based on technical merits, to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement, including resolution of related appeals and/or litigation process, if any.

Recent Accounting Pronouncements

See Note 1 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K for a description of recent accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our main market risk exposure relates to changes in interest rates on our outstanding long-term debt. At December 31, 2022, we had borrowings of $248.4 million under our 2022 Credit Facilities.

The 2022 Term Loan bears interest, at our option, at a rate equal to either (i) Term Secured Overnight Financing Rate ("Term SOFR") plus an applicable margin ranging from 1.375% to 2.375% per year or (ii) Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] Term SOFR plus 1.00%, and if the Base Rate is less than zero percent, it will be deemed zero percent) plus an applicable margin ranging from 0.375% to 1.375% per year, in each case based upon the consolidated total net adjusted leverage ratio.

The 2022 Revolving Credit Facility bears interest, at our option, at a rate equal to either (i) Term SOFR plus an applicable margin ranging from 1.375% to 2.375% per year or (ii) Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] Term SOFR plus 1.00%, and if the Base Rate is less than zero percent, it will be deemed zero percent) plus an applicable margin ranging from 0.375% to 1.375% per year, in each case based upon the consolidated total net adjusted leverage ratio.

A hypothetical 10% increase or decrease in the interest rate would have an immaterial impact on our financial condition and results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data together with the report thereon of PricewaterhouseCoopers LLP included in Part IV, Item 15(a) 1 and 2 of this Annual Report on Form 10-K are included herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act")) are designed to provide reasonable assurance that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2022.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of the Company has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") *Internal Control-Integrated Framework* (2013). Based on our assessment and those criteria, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in Item 15 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting during the quarter ended December 31, 2022.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors of the Registrant

The information under the caption "Directors' Backgrounds and Qualifications" in the 2023 Proxy Statement is incorporated herein by reference.

Executive Officers of the Registrant

The information under the caption "Named Executive Officers" in the 2023 Proxy Statement is incorporated herein by reference.

Audit Committee and Audit Committee Financial Expert

The information under the caption "Committees of the Board of Directors" relating to the Audit Committee of the Board of Directors in the 2023 Proxy Statement is incorporated herein by reference.

Compliance with Section 16(a) of the Exchange Act

The information under the caption "Delinquent Section 16(a) Reports" in the 2023 Proxy Statement is incorporated herein by reference.

Code of Business Conduct and Ethics

The information under the caption "Code of Business Conduct and Ethics" in the 2023 Proxy Statement is incorporated herein by reference.

Changes to Procedures to Recommend Nominees

The information under the caption "Nominating Process" in the 2023 Proxy Statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information under the captions "2022 Compensation Discussion and Analysis" and "Compensation of Directors" in the 2023 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2023 Proxy Statement is incorporated herein by reference.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about our compensation plans under which equity securities are authorized for issuance:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(c)(3)
Equity Compensation Plans approved by security holders[1]	702,425	$ 36.89	338,061
Employee stock purchase plan approved by security holders[2]	—	—	549,977
Equity compensation plans not approved by security holders	—	—	—
Total	702,425		888,038

(1) Consists of the Amended and Restated 2020 Stock Incentive Plan. The number of securities to be issued consists of 199,276 for stock options, 201,795 for restricted stock units and 301,354 for performance stock units at target. The weighted average exercise price applies only to the stock options.

(2) The 2018 Employee Stock Purchase Plan enables employees to purchase our common stock at a 15% discount to the lower of the market value at the beginning or end of each six month offering period. As such, the number of shares that may be issued during a given six month period and the purchase price of such shares cannot be determined in advance. See Note 11 to our consolidated financial statements included in Part IV, Item 15(a) of this Annual Report on Form 10-K.

(3) Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, limited stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares, and an award may consist of one such security or benefit, or two or more of them in tandem or in alternative.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the caption "Certain Relationships and Related Transactions" and "Director Independence" in the 2023 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the caption "Principal Accountant Fees and Services" and "Policy for Pre-Approval of Independent Accountant Services" contained in the 2023 Proxy Statement is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   1.   <u>Financial Statements</u>

The following consolidated financial statements of Ducommun Incorporated and subsidiaries, are incorporated by reference in Item 8 of this report.

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)	45
Consolidated Balance Sheets - December 31, 2022 and 2021	47
Consolidated Statements of Income - Years Ended December 31, 2022, 2021, and 2020	48
Consolidated Statements of Comprehensive Income - Years Ended December 31, 2022, 2021, and 2020	49
Consolidated Statements of Changes in Shareholders' Equity - Years Ended December 31, 2022, 2021, and 2020	50
Consolidated Statements of Cash Flows - Years Ended December 31, 2022, 2021, and 2020	51
Notes to Consolidated Financial Statements	52

    2.   <u>Financial Statement Schedule</u>

The following schedule for the years ended December 31, 2022, 2021 and 2020 is filed herewith:

Schedule II - Consolidated Valuation and Qualifying Accounts	84

All other schedules have been omitted because they are not applicable, not required, or the information has been otherwise supplied in the financial statements or notes thereto.

    3.   <u>Exhibits</u>

See Item 15(b) for a list of exhibits.   —

ITEM 16. FORM 10-K SUMMARY   —

Signatures   —

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ducommun Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ducommun Incorporated and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)2 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment - Structural Systems Reporting Unit

As described in Notes 1 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was $203.4 million as of December 31, 2022, and the goodwill associated with the Structural Systems reporting unit was $86.0 million. Goodwill is evaluated for impairment on an annual basis on the first day of the fourth fiscal quarter. If certain factors occur, management may be required to perform an interim impairment test. The quantitative approach for potential impairment analysis is performed by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a combination of the income approach (which is based on a discounted cash flow model) and the market approach. Management's cash flow projections include significant judgments and assumptions, including the amount and timing of expected cash flows, long-term growth rates, and discount rates. The cash flows used in the discounted cash flow model are based on management's best estimate of future revenues, gross margins, and adjusted after-tax earnings. The market approach also requires management judgment in selecting comparable business acquisitions and the transaction values observed and its related control premiums.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the Structural Systems reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Structural Systems reporting unit based on a discounted cash flow model; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumption related to the estimate of gross margins; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Structural Systems reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Structural Systems reporting unit based on a discounted cash flow model; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumption used by management related to the estimate of gross margins. Evaluating management's assumption related to the estimate of gross margins involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the Structural Systems reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the discounted cash flow model.

/s/ PricewaterhouseCoopers LLP

Irvine, California
February 16, 2023

We have served as the Company's auditor since 1989.

Ducommun Incorporated and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except share and per share data)

		December 31,		
		2022		2021
Assets				
Current Assets				
Cash and cash equivalents	$	46,246	$	76,316
Accounts receivable (net of allowance for credit losses of $589 and $1,098 at December 31, 2022 and 2021, respectively)		103,958		72,261
Contract assets		191,290		176,405
Inventories		171,211		150,938
Production cost of contracts		5,693		8,024
Other current assets		8,938		8,625
Total Current Assets		527,336		492,569
Property and Equipment, Net		106,225		102,419
Operating Lease Right-of-Use Assets		34,632		33,265
Goodwill		203,407		203,694
Intangibles, Net		127,201		141,764
Other Assets		22,705		5,024
Total Assets	$	1,021,506	$	978,735
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable	$	90,143	$	66,059
Contract liabilities		47,068		42,077
Accrued and other liabilities		48,820		41,291
Operating lease liabilities		7,155		6,133
Current portion of long-term debt		6,250		7,000
Total Current Liabilities		199,436		162,560
Long-Term Debt, Less Current Portion		240,595		279,384
Non-Current Operating Lease Liabilities		28,841		28,074
Deferred Income Taxes		13,953		18,727
Other Long-Term Liabilities		12,721		15,388
Total Liabilities		495,546		504,133
Commitments and Contingencies (Notes 13, 15)				
Shareholders' Equity				
Common stock - $0.01 par value; 35,000,000 shares authorized; 12,106,285 and 11,925,087 shares issued and outstanding at December 31, 2022 and 2021, respectively		121		119
Additional paid-in capital		112,042		104,253
Retained earnings		406,052		377,263
Accumulated other comprehensive income (loss)		7,745		(7,033)
Total Shareholders' Equity		525,960		474,602
Total Liabilities and Shareholders' Equity	$	1,021,506	$	978,735

See accompanying notes to consolidated financial statements.

Ducommun Incorporated and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands, except per share amounts)

		Years Ended December 31,				
		2022		2021		2020
Net Revenues	$	712,537	$	645,413	$	628,941
Cost of Sales		568,240		502,953		491,203
Gross Profit		144,297		142,460		137,738
Selling, General and Administrative Expenses		98,351		93,579		89,808
Restructuring Charges		6,158		—		2,424
Operating Income		39,788		48,881		45,506
Interest Expense		(11,571)		(11,187)		(13,653)
Loss on Extinguishment of Debt		(295)		—		—
Gain on Sale-Leaseback		—		132,522		—
Other Income, Net		5,400		268		128
Income Before Taxes		33,322		170,484		31,981
Income Tax Expense		4,533		34,948		2,807
Net Income	$	28,789	$	135,536	$	29,174
Earnings Per Share						
Basic earnings per share	$	2.38	$	11.41	$	2.50
Diluted earnings per share	$	2.33	$	11.06	$	2.45
Weighted-Average Number of Shares Outstanding						
Basic		12,074		11,879		11,676
Diluted		12,366		12,251		11,932

See accompanying notes to consolidated financial statements.

Ducommun Incorporated and Subsidiaries
Consolidated Statements of Comprehensive Income
(Dollars in thousands)

	Years Ended December 31,		
	2022	2021	2020
Net Income	$ 28,789	$ 135,536	$ 29,174
Other Comprehensive Income (Loss), Net of Tax:			
Pension Adjustments:			
Amortization of actuarial losses and prior service costs, net of tax of $143, $309, and $236 for 2022, 2021, and 2020, respectively	442	976	757
Actuarial gains (losses) arising during the period, net of tax of $722, $902, and $701 for 2022, 2021, and 2020, respectively	2,259	2,859	(2,251)
Change in net unrealized (losses) gains on cash flow hedges, net of tax of $3,753, $391, and $57 for 2022, 2021, and 2020, respectively	12,077	(1,268)	162
Other Comprehensive Income (Loss), Net of Tax	14,778	2,567	(1,332)
Comprehensive Income, Net of Tax	$ 43,567	$ 138,103	$ 27,842

See accompanying notes to consolidated financial statements.

Ducommun Incorporated and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(Dollars in thousands, except share data)

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2019	**11,572,668**	**$ 116**	**$ 88,399**	**$ 212,553**	**$ (8,268)**	**$ 292,800**
Net income	—	—	—	29,174	—	29,174
Other comprehensive loss, net of tax	—	—	—	—	(1,332)	(1,332)
Employee stock purchase plan	57,285	1	2,193	—	—	2,194
Stock options exercised	54,063	1	1,563	—	—	1,564
Stock repurchased related to the exercise of stock options and stock awards vested	(95,411)	(2)	(4,363)	—	—	(4,365)
Stock awards vested	139,607	1	(1)	—	—	—
Stock-based compensation	—	—	9,299	—	—	9,299
Balance at December 31, 2020	**11,728,212**	**117**	**97,090**	**241,727**	**(9,600)**	**329,334**
Net income	—	—	—	135,536	—	135,536
Other comprehensive income, net of tax	—	—	—	—	2,567	2,567
Employee stock purchase plan	56,524	1	2,903	—	—	2,904
Stock options exercised	48,769	1	1,732	—	—	1,733
Stock repurchased related to the exercise of stock options and stock awards vested	(155,653)	(2)	(8,682)	—	—	(8,684)
Stock awards vested	247,235	2	(2)	—	—	—
Stock-based compensation	—	—	11,212	—	—	11,212
Balance at December 31, 2021	**11,925,087**	**119**	**104,253**	**377,263**	**(7,033)**	**474,602**
Net income	—	—	—	28,789	—	28,789
Other comprehensive income, net of tax	—	—	—	—	14,778	14,778
Employee stock purchase plan	59,693	1	2,230	—	—	2,231
Stock options exercised	109,186	1	3,474	—	—	3,475
Stock repurchased related to the exercise of stock options and stock awards vested	(151,213)	(2)	(7,457)	—	—	(7,459)
Stock awards vested	163,532	2	(2)	—	—	—
Stock-based compensation	—	—	9,544	—	—	9,544
Balance at December 31, 2022	**12,106,285**	**$ 121**	**$ 112,042**	**$ 406,052**	**$ 7,745**	**$ 525,960**

See accompanying notes to consolidated financial statements.

Ducommun Incorporated and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

	Years Ended December 31,		
	2022	2021	2020
Cash Flows from Operating Activities			
Net Income	$ 28,789	$ 135,536	$ 29,174
Adjustments to Reconcile Net Income to			
Net Cash Provided by (Used in) Operating Activities:			
Depreciation and amortization	31,421	28,389	28,850
Non-cash operating lease cost	7,267	3,349	3,157
Inventory write-down and property and equipment impairment due to restructuring	1,610	—	—
Stock-based compensation expense	10,744	11,212	9,299
Deferred income taxes	(9,392)	1,768	327
(Recovery of) provision for credit losses	(509)	(454)	231
Noncash loss on extinguishment of debt	295	—	—
Insurance recoveries related to loss on operating assets	—	—	8,546
Gain on sale-leaseback	—	(132,522)	—
Other	1,060	(505)	826
Changes in Assets and Liabilities:			
Accounts receivable	(31,188)	(11,689)	8,877
Contract assets	(14,885)	(22,377)	(47,358)
Inventories	(20,841)	(17,129)	(20,183)
Production cost of contracts	8	(2,311)	(1,488)
Other assets	(1,354)	(4,902)	(212)
Accounts payable	24,222	2,793	(19,714)
Contract liabilities	4,991	13,813	13,747
Operating lease liabilities	(6,473)	(3,531)	(2,953)
Accrued and other liabilities	6,915	(2,005)	1,485
Net Cash Provided by (Used in) Operating Activities	**32,680**	**(565)**	**12,611**
Cash Flows from Investing Activities			
Purchases of property and equipment	(19,689)	(16,863)	(12,510)
Proceeds from sale-leaseback	—	143,100	—
Proceeds from sale of assets	82	553	5
Insurance recoveries related to property and equipment	—	—	4,954
Proceeds from life insurance	—	439	1,889
Post closing cash received from (payments for acquisition of) Magnetic Seal LLC, net of cash acquired	365	(69,479)	—
Post closing cash received from the acquisition of Nobles Worldwide, Inc., net	—	—	190
Net Cash (Used in) Provided by Investing Activities	**(19,242)**	**57,750**	**(5,472)**
Cash Flows from Financing Activities			
Borrowings from senior secured revolving credit facility	4,000	96,000	65,900
Repayments of senior secured revolving credit facility	(4,000)	(121,000)	(40,900)
Borrowings from term loans	250,000	—	—
Repayments of term loans	(289,274)	(7,926)	(14,362)
Repayments of other debt	(344)	(362)	(288)
Debt issuance costs	(2,511)	—	—
Net cash paid upon issuance of common stock under stock plans	(1,379)	(4,047)	(607)
Net Cash (Used in) Provided by Financing Activities	**(43,508)**	**(37,335)**	**9,743**
Net (Decrease) Increase in Cash and Cash Equivalents	(30,070)	19,850	16,882
Cash and Cash Equivalents at Beginning of Year	76,316	56,466	39,584
Cash and Cash Equivalents at End of Year	**$ 46,246**	**$ 76,316**	**$ 56,466**

See accompanying notes to consolidated financial statements.

Note 1. Summary of Significant Accounting Policies

Description of Business

We are a leading global provider of innovative, value-added proprietary products and manufacturing solutions for high-performance products and high-cost-of failure applications used primarily in the aerospace and defense ("A&D"), industrial, medical, and other industries (collectively, "Industrial"). Our operations are organized into two primary businesses: Electronic Systems segment ("Electronic Systems") and Structural Systems segment ("Structural Systems"), each of which is a reportable operating segment. Electronic Systems designs, engineers and manufactures high-reliability electronic and electromechanical products used in worldwide technology-driven markets including A&D and Industrial end-use markets. Electronic Systems' product offerings primarily range from prototype development to complex assemblies. Structural Systems designs, engineers and manufactures large, complex contoured aerostructure components and assemblies and supplies composite and metal bonded structures and assemblies. Structural Systems' products are primarily used on commercial aircraft, military fixed-wing aircraft, and military and commercial rotary-wing aircraft. All reportable operating segments follow the same accounting principles.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and include the accounts of Ducommun Incorporated and its subsidiaries ("Ducommun," the "Company," "we," "us" or "our"), after eliminating intercompany balances and transactions.

Our fiscal quarters typically end on the Saturday closest to the end of March, June and September for the first three fiscal quarters of each year, and on December 31 for our fourth fiscal quarter. As a result of using fiscal quarters for the first three quarters combined with leap years, our first and fourth fiscal quarters can range between 12 1/2 weeks to 13 1/2 weeks while the second and third fiscal quarters remain at a constant 13 weeks per fiscal quarter.

Use of Estimates

Certain amounts and disclosures included in the consolidated financial statements required management to make estimates and judgments that affect the amount of assets, liabilities (including forward loss reserves), revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to current year's presentation.

Supplemental Cash Flow Information

	(Dollars in thousands) Years Ended December 31,					
		2022		2021		2020
Interest paid	$	10,983	$	10,135	$	11,859
Taxes paid, net	$	3,825	$	32,934	$	3,810
Non-cash activities:						
Purchases of property and equipment not paid	$	1,195	$	1,333	$	2,477

Fair Value

Assets and liabilities that are measured, recorded or disclosed at fair value on a recurring basis are categorized using the fair value hierarchy. The fair value hierarchy has three levels based on the reliability of the inputs used to determine the fair value. Level 1, the highest level, refers to the values determined based on quoted prices in active markets for identical assets. Level 2 refers to fair values estimated using significant observable inputs. Level 3, the lowest level, includes fair values estimated using significant unobservable inputs.

We have money market funds and they are included as cash and cash equivalents. We also have forward interest rate swap agreements and had interest rate cap hedge agreements and the fair value of the forward interest rate swap agreements and interest rate cap hedge agreements were determined using pricing models that use observable market inputs as of the balance sheet date, a Level 2 measurement. The interest rate cap hedges matured during the second quarter of 2020 and as such, the premium was zero as of both December 31, 2022 and December 31, 2021.

There were no transfers between Level 1, Level 2, or Level 3 financial instruments in either 2022 or 2021.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid instruments purchased with original maturities of three months or less. These assets are valued at cost, which approximates fair value, which we classify as Level 1. See Fair Value above.

Derivative Instruments

We recognize derivative instruments on our condensed consolidated balance sheets at their fair value. On the date that we enter into a derivative contract, we designate the derivative instrument as a fair value hedge, a cash flow hedge, or a derivative instrument that will not be accounted for using hedge accounting methods. In November 2021, we entered into forward interest rate swap agreements with an aggregate notional amount of $150.0 million, all with an effective date of January 1, 2024 ("Forward Interest Rate Swaps") to manage our exposure to interest rate movements on a portion of our debt. As such, at the time we entered into the Forward Interest Rate Swaps, there was a high probability of forecasted interest payments on our debts occurring and the swaps are highly effective in offsetting those interest payments and therefore, we elected to apply cash flow hedge accounting. On July 14, 2022, as a result of refinancing all our existing debt, which allows borrowing based on a Secured Overnight Financing Rate ("SOFR"), we were required to complete an amendment of the Forward Interest Rate Swaps from One Month London Interbank Offered Rate ("LIBOR") to One Month Term SOFR ("Amended Forward Interest Rate Swaps"), which occurred on the same day. After the transition of the Forward Interest Rate Swaps and debt to SOFR was completed, we determined the hedging relationship was still highly effective as of the amendment date. See Note 9. As of December 31, 2022, all of our derivative instruments were designated as cash flow hedges.

We record changes in the fair value of a derivative instrument that is highly effective and that is designated and qualifies as a cash flow hedge in other comprehensive income (loss), net of tax until our earnings are affected by the variability of cash flows of the underlying hedged item. We report changes in the fair values of derivative instruments that are not designated or do not qualify for hedge accounting in current period earnings. We classify cash flows from derivative instruments in the condensed consolidated statements of cash flows in the same category as the item being hedged or on a basis consistent with the nature of the instrument. Since the Amended Forward Interest Rate Swaps are not effective until January 1, 2024, we only record the changes in fair value of the derivative instruments that were highly effective and that were designated and qualified as cash flow hedges. As such, during 2022, we recorded changes of $15.8 million to other assets, deferred income taxes, and accumulated other comprehensive income (loss). During the fourth quarter of 2022, we recorded an adjustment of $6.7 million to correct an understatement of the hedge asset balance as of the end of the third quarter of 2022, with a corresponding increase of $5.1 million to other comprehensive income, net of tax of $1.6 million. There was no impact to net income.

When we determine that a derivative instrument is not highly effective as a hedge, we discontinue hedge accounting prospectively. In all situations in which we discontinue hedge accounting and the derivative instrument remains outstanding, we will carry the derivative instrument at its fair value on our condensed consolidated balance sheets and recognize subsequent changes in its fair value in our current period earnings.

Allowance for Credit Losses

We maintain an allowance for credit losses for expected losses from the inability of customers to make required payments. The allowance for credit losses is evaluated periodically for expected credit losses based on the financial condition of customers and their payment history, the aging of accounts receivable, historical write-off experience and other assumptions, such as current assessment of economic conditions.

Inventories

Inventories are stated at the lower of cost or net realizable value with cost being determined using a moving average cost basis for raw materials and actual cost for work-in-process and finished goods. The majority of our inventory is charged to cost of sales as raw materials are placed into production. Inventoried costs include raw materials, outside processing, direct labor and allocated overhead, adjusted for any abnormal amounts of idle performance center expense, freight, handling costs, and wasted materials (spoilage) incurred. We assess the inventory carrying value and reduce it, if necessary, to its net realizable value based on customer orders on hand, and internal demand forecasts using management's best estimates given information currently available. The majority of our revenues are recognized over time, however, for revenue contracts where revenue is recognized using the point in time method, inventory is not reduced until it is shipped or transfer of control to the customer has occurred. Our ending inventory consists of raw materials, work-in-process, and finished goods.

Property and Equipment and Depreciation

Property and equipment, including assets recorded under operating and finance leases, are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the related assets, or the lease term if shorter for leasehold improvements. Repairs and maintenance are charged to expense as incurred. We evaluate long-lived assets for recoverability considering undiscounted cash flows, when significant changes in conditions occur, and recognize impairment losses if any, based upon the fair value of the assets.

Business Combinations

When a business is acquired, we allocate the purchase price by recording the assets acquired and liabilities assumed at their estimated fair values as of the acquisition date, with the excess cost recorded as goodwill. A preliminary fair value is determined once a business is acquired, with the final determination of fair value be completed no later than one year from the date of acquisition.

To determine the estimated fair value of assets acquired and liabilities assumed requires significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenues, costs and cash flows, discount rates, and selection of comparable companies. We engage the assistance of valuation specialists in concluding on fair value measurements in determining the fair value of assets acquired and liabilities assumed in business combinations.

The fair value of the intangible assets is estimated using several valuation methodologies, including the income based or market based approaches, which represent Level 3 fair value measurements. Inputs to fair value analyses and other aspects of the allocation of the purchase price require judgment. The value for customer relationships is typically estimated based on a multi-period excess earnings approach. The more significant inputs used in the customer relationships intangible asset valuation include (i) future revenue growth rates, (ii) projected gross margins, (iii) the customer attrition rate, and (iv) the discount rate. The useful lives are estimated based on the underlying agreements or the future economic benefit expected to be received from the assets.

Acquisition related costs are not included as components of consideration transferred but instead, expensed as incurred and are included in selling, general and administrative expenses in our consolidated statements of income. See Note 2.

Goodwill

Goodwill is evaluated for impairment on an annual basis on the first day of the fourth fiscal quarter. If certain factors occur, including significant under performance of our business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, a decision to divest individual businesses within a reporting unit, or a decision to group individual businesses differently, we may be required to perform an interim impairment test prior to the fourth quarter.

We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. The qualitative approach for potential impairment analysis is performed to determine whether it is more likely than not that the fair value of a reporting unit was less than its carrying amount.

The quantitative approach for potential impairment analysis is performed by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a combination of the income approach (which is based on a discounted cash flow model) and the market approach. Management's cash flow projections include significant judgments and assumptions, including the amount and timing of expected cash flows, long-term growth rates, and discount rates. The cash flows used in the discounted cash flow model are based on our best estimate of future revenues, gross margins, and adjusted after-tax earnings. If any of these assumptions are incorrect, it will impact the estimated fair value of a reporting unit. The market approach also requires management judgment in selecting comparable business acquisitions and the transaction values observed and its related control premiums.

In the fourth quarter of 2022, the carrying amount of goodwill at the date of the most recent annual impairment evaluation for Electronic Systems and Structural Systems was $117.4 million and $86.0 million, respectively.

We acquired 100% of the equity interests of Magnetic Seal LLC (f/k/a Magnetic Seal Corporation, "MagSeal") in December 2021, for an original purchase price of $69.5 million, net of cash acquired. We recorded goodwill of $32.6 million in our Structural Systems segment, which is also our reporting unit. See Note 2.

As our commercial aerospace end-use market business continues to be negatively impacted by the COVID-19 pandemic, we performed a step one goodwill impairment test for our Structural Systems reporting unit as of the first day of the fourth quarter of 2022. The fair value of our Structural Systems segment exceeded its carrying value and thus, was not deemed impaired.

As of the date of our 2022 annual evaluation for goodwill impairment for the Electronic Systems segment, which is also our reporting unit, we performed a qualitative assessment as of the first day of the fourth quarter of 2022, which considered each of the following: 1) margin of passing most recent step one analysis, 2) actual operating results as compared to prior forecasts, 3) long-term growth rate, 4) analyzing material adverse factors/changes between valuation dates, 5) general macroeconomic factors, and 6) industry and market conditions. Based upon our qualitative assessment, we concluded that it was more likely than not that the fair value of the reporting unit exceeded its carrying amount and thus, goodwill was not deemed impaired.

Other Intangible Assets

We amortize acquired other intangible assets with finite lives over the estimated economic lives of the assets, ranging from 2 to 19 years, generally using the straight-line method. The value of other intangibles acquired through business combinations has been estimated using present value techniques which involve estimates of future cash flows. We evaluate other intangible assets for recoverability considering undiscounted cash flows when significant changes in conditions occur, and recognize impairment losses, if any, based upon the estimated fair value of the assets.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, as reflected on the consolidated balance sheets under the equity section, was comprised of cumulative pension and retirement liability adjustments, net of tax, and change in net unrealized gains and losses on cash flow hedges, net of tax.

Revenue Recognition

Our customers typically engage us to manufacture products based on designs and specifications provided by the end-use customer. This requires the building of tooling and manufacturing first article inspection products (prototypes) before volume manufacturing. Contracts with our customers generally include a termination for convenience clause.

We have a significant number of contracts that are started and completed within the same year, as well as contracts derived from long-term agreements and programs that can span several years. We recognize revenue under ASC 606, "Revenue from Contracts with Customers" ("ASC 606"), which utilizes a five-step model.

The definition of a contract for us is typically defined as a customer purchase order as this is when we achieve an enforceable right to payment. The majority of our contracts are firm fixed-price contracts. The deliverables within a customer purchase order are analyzed to determine the number of performance obligations. In addition, at times, in order to achieve economies of scale and based on our customer's forecasted demand, we may build in advance of receiving a purchase order from our customer. When that occurs, we would not recognize revenue until we have received the customer purchase order.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account under ASC 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, control is transferred and the performance obligation is satisfied. The majority of our contracts have a single performance obligation as the promise to transfer the individual goods or services are highly interrelated or met the series guidance. For contracts with multiple performance obligations, we allocate the contract transaction price to each performance obligation using our best estimate of the standalone selling price of each distinct good or service in the contract. The primary method used to estimate the standalone selling price is the expected cost plus a margin approach, under which we forecast our expected costs of satisfying a performance obligation and then add an appropriate margin for that distinct good or service.

We manufacture most products to customer specifications and the product cannot be easily modified for another customer. As such, these products are deemed to have no alternative use once the manufacturing process begins. In the event the customer invokes a termination for convenience clause, we would be entitled to costs incurred to date plus a reasonable profit. Contract costs typically include labor, materials, overhead, and when applicable, subcontractor costs. For most of our products, we are building assets with no alternative use and have enforceable right to payment, and thus, we recognize revenue using the over time method.

The majority of our performance obligations are satisfied over time as work progresses. Typically, revenue is recognized over time using an input measure (i.e., costs incurred to date relative to total estimated costs at completion, also known as cost-to-cost plus reasonable profit) to measure progress. Our typical revenue contract is a firm fixed price contract, and the cost of raw materials could make up a significant amount of the total costs incurred. As such, we believe using the total costs incurred input method would be the most appropriate method. While the cost of raw materials could make up a significant amount of the total costs incurred, there is a direct relationship between our inputs and the transfer of control of goods or services to the customer.

Contract estimates are based on various assumptions to project the outcome of future events that can span multiple months or years. These assumptions include labor productivity and availability; the complexity of the work to be performed; the cost and availability of materials; and the performance of subcontractors.

As a significant change in one or more of these estimates could affect the progress completed (and related profitability) on our contracts, we review and update our contract-related estimates on a regular basis. We recognize such adjustments under the cumulative catch-up method. Under this method, the impact of the adjustment is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate.

The impact of adjustments in contract estimates on our operating earnings can be reflected in either operating costs and expenses or revenue.

Net cumulative catch-up adjustments on profit recorded were not material for both years ended December 31, 2022 and December 31, 2021.

Payments under long-term contracts may be received before or after revenue is recognized. When revenue is recognized before we bill our customer, a contract asset is created for the work performed but not yet billed. Similarly, when we receive payment before we ship our products to our customer and have met the shipping terms, a contract liability is created for the advance or progress payment. When a contract liability and a contract asset exist on the same contract, we report it on a net basis.

We record provisions for the total anticipated losses on contracts, considering total estimated costs to complete the contract compared to total anticipated revenues, in the period in which such losses are identified. The provisions for estimated losses on contracts require us to make certain estimates and assumptions, including those with respect to the future revenue under a contract and the future cost to complete the contract. Our estimate of the future cost to complete a contract may include assumptions as to changes in manufacturing efficiency, operating and material costs, and our ability to resolve claims and assertions with our customers. If any of these or other assumptions and estimates do not materialize in the future, we may be required to adjust the provisions for estimated losses on contracts. The provision for estimated losses on contracts is included as part of contract liabilities on the consolidated balance sheets. As of December 31, 2022 and 2021, provision for estimated losses on contracts were $3.9 million and $2.8 million, respectively.

Production cost of contracts includes non-recurring production costs, such as design and engineering costs, and tooling and other special-purpose machinery necessary to build parts as specified in a contract. Production costs of contracts are recorded to cost of sales using the over time revenue recognition model. We review the value of the production cost of contracts on a quarterly basis to ensure when added to the estimated cost to complete, the value is not greater than the estimated realizable value of the related contracts. As of December 31, 2022 and 2021, production costs of contracts were $5.7 million and $8.0 million, respectively.

Contract Assets and Contract Liabilities

Contract assets consist of our right to payment for work performed but not yet billed. Contract assets are transferred to accounts receivable when we bill our customers. We bill our customers when we ship the products and meet the shipping

terms within the revenue contract. Contract liabilities consist of advance or progress payments received from our customers prior to the time transfer of control occurs plus the estimated losses on contracts. When a contract liability and a contract asset exist on the same contract, we report it on a net basis.

Contract assets and contract liabilities from revenue contracts with customers are as follows:

	(Dollars in thousands)	
	December 31, 2022	December 31, 2021
Contract assets	$ 191,290	$ 176,405
Contract liabilities	$ 47,068	$ 42,077

The increase in our contract assets as of December 31, 2022 compared to December 31, 2021 was primarily due to a net increase of products in work in process.

The increase in our contract liabilities as of December 31, 2022 compared to December 31, 2021 was primarily due to a net increase of advance or progress payments received from our customers in the current year. We recognized $32.7 million of the contract liabilities as of December 31, 2021 as revenues during the year ended December 31, 2022.

Performance obligations are defined as customer placed purchase orders ("POs") with firm fixed price and firm delivery dates. Our remaining performance obligations as of December 31, 2022 totaled $853.0 million. We anticipate recognizing an estimated 70% of our remaining performance obligations as revenue during the next 12 months with the remaining performance obligations being recognized in 2024 and beyond.

Revenue by Category

In addition to the revenue categories disclosed above, the following table reflects our revenue disaggregated by major end-use market:

	(Dollars in thousands) Years Ended December 31,			% of Net Revenues	
	Change	2022	2021	2022	2021
Consolidated Ducommun					
Military and space	$ (33,147)	$ 420,701	$ 453,848	59.1 %	70.3 %
Commercial aerospace	91,778	247,509	155,731	34.7 %	24.1 %
Industrial	8,493	44,327	35,834	6.2 %	5.6 %
Total	$ 67,124	$ 712,537	$ 645,413	100.0 %	100.0 %
Electronic Systems					
Military and space	$ (13,730)	$ 314,181	$ 327,911	71.3 %	79.5 %
Commercial aerospace	33,227	82,130	48,903	18.6 %	11.8 %
Industrial	8,493	44,327	35,834	10.1 %	8.7 %
Total	$ 27,990	$ 440,638	$ 412,648	100.0 %	100.0 %
Structural Systems					
Military and space	$ (19,417)	$ 106,520	$ 125,937	39.2 %	54.1 %
Commercial aerospace	58,551	165,379	106,828	60.8 %	45.9 %
Total	$ 39,134	$ 271,899	$ 232,765	100.0 %	100.0 %

Income Taxes

Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized, using enacted tax rates, for the expected future tax consequences of temporary differences between the book and tax bases of recorded assets and liabilities, operating losses, and tax credit carryforwards. Deferred tax assets are evaluated quarterly and are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions taken or expected to be taken in a tax return are recognized when it is more-likely-than-not, based on technical merits, to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement, including resolution of related appeals and/or litigation process, if any.

Litigation and Commitments

In the normal course of business, we are defendants in certain litigation, claims and inquiries, including matters relating to environmental laws. In addition, we make various commitments and incur contingent liabilities. Management's estimates regarding contingent liabilities could differ from actual results.

Environmental Liabilities

Environmental liabilities are recorded when environmental assessments and/or remedial efforts are probable and costs can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or our commitment to a formal plan of action. Further, we review and update our environmental accruals as circumstances change and/or additional information is obtained that reasonably could be expected to have a meaningful effect on the outcome of a matter or the estimated cost thereof.

Accounting for Stock-Based Compensation

We measure and recognize compensation expense for share-based payment transactions to our employees and non-employees at their estimated fair value. The expense is measured at the grant date, based on the calculated fair value of the share-based award, and is recognized over the requisite service period (generally the vesting period of the equity award). The fair value of stock options are determined using the Black-Scholes-Merton ("Black-Scholes") valuation model, which requires assumptions and judgments regarding stock price volatility, risk-free interest rates, and expected options terms. Management's estimates could differ from actual results. The fair value of unvested stock awards is determined based on the closing price of the underlying common stock on the date of grant except for market condition awards for which the fair value was based on a Monte Carlo simulation model.

Government Grant

In November 2021, we were awarded an Aviation Manufacturing Jobs Protection Program grant from the U.S. Department of Transportation of $4.0 million. As part of the award, we had to meet, and did complete, certain requirements over a six month performance period from November 15, 2021 to May 14, 2022. As of December 31, 2022, we have received the entire $4.0 million grant balance, $2.0 million of which was received during 2021. We recorded $2.7 million and $0.3 million as a reduction of cost of sales and selling, general and administrative expenses, respectively, during 2022 and $0.9 million and $0.1 million as a reduction of cost of sales and selling, general and administrative expenses, respectively, during 2021.

Charitable Contributions

We contributed $0.1 million to the Ducommun Foundation during 2022.

Earnings Per Share

Basic earnings per share are computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding in each period. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding, plus potentially dilutive shares that could be issued if exercised or converted into common stock in each period.

The net income and weighted-average common shares outstanding used to compute earnings per share were as follows:

	(In thousands, except per share data) Years Ended December 31,		
	2022	2021	2020
Net income	$ 28,789	$ 135,536	$ 29,174
Weighted-average number of common shares outstanding			
Basic weighted-average common shares outstanding	12,074	11,879	11,676
Dilutive potential common shares	292	372	256
Diluted weighted-average common shares outstanding	12,366	12,251	11,932
Earnings per share			
Basic	$ 2.38	$ 11.41	$ 2.50
Diluted	$ 2.33	$ 11.06	$ 2.45

Potentially dilutive stock awards to purchase common stock, as shown below, were excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive. However, these shares may be potentially dilutive common shares in the future.

	(In thousands) Years Ended December 31,		
	2022	2021	2020
Stock options and stock units	52	3	254

Recent Accounting Pronouncements

New Accounting Guidance Adopted in 2022

In August 2020, the FASB issued ASU 2020-06, "Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) - Accounting for Convertible Instruments and Contracts in an Entity's Own Equity" ("ASU 2020-06"), which simplifies reporting or provides clarification on various topics, including clarification that an entity should use the weighted-average share count from each quarter when calculating the year-to-date weighted-average share count. The new guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years, which was our interim period beginning January 1, 2022. The adoption of this standard did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting" ("ASU 2020-04"), which provides optional guidance for a limited time for contracts that reference London Interbank Offered Rate ("LIBOR"), to ease the potential burden in accounting for, or recognizing the effects, of reference rate reform on financial reporting as a result of the cessation of LIBOR. The new guidance is effective at any time after March 12, 2020 but no later than December 31, 2022. Prior to the adoption of this standard, during the three months ended October 1, 2022, we had made the following elections related to our current cash flow hedging relationships as our current term loans mature before the expiration of the Forward Interest Rate Swaps: 1) Probability of forecasted transactions, and 2) Assessment of effectiveness. The adoption of this standard during the three months ended October 1, 2022, did not have a material impact on our consolidated financial statements. See Note 9.

Recently Issued Accounting Standards

In December 2022, the FASB issued ASU 2022-06, "Reference Rate Reform (Topic 848), Deferral of the Sunset Date of Topic 848" ("ASU 2022-06"), which defers the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. Since we adopted ASU 2020-04 during 2022, ASU 2022-06 will not have a material impact on our consolidated financial statements. See Note 9.

Note 2. Business Combinations

In December, 2021, we acquired 100.0% of the outstanding equity interests of Magnetic Seal LLC (f/k/a Magnetic Seal Corporation, "MagSeal"), a privately-held leading provider of high-impact, military-proven magnetic seals for critical systems in aerospace and defense applications, offering sealing solutions that are engineered to perform in high-speed, high-vibration, and other challenging environments. MagSeal is located in Warren, Rhode Island. The acquisition of MagSeal will continue to advance our strategy to diversify and offer more customized, value-driven engineered products with aftermarket opportunities.

The original purchase price for MagSeal was $69.5 million, net of cash acquired, all payable in cash. We paid a gross aggregate of $71.3 million in cash upon the closing of the transaction. Subsequent to the closing of the transaction, during the second quarter of 2022, as part of finalizing the working capital adjustment, we received $0.4 million back from the seller which lowered the purchase price to $69.1 million, net of cash acquired. We allocated the final gross purchase price of $70.9 million to the assets acquired and liabilities assumed at their estimated fair values. The excess of the purchase price over the aggregate fair values of the net assets was recorded as goodwill.

The following table summarizes the final estimated fair value of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	Estimated Fair Value
Cash	$ 1,821
Accounts receivable	2,093
Inventories	4,546
Other current assets	98
Property and equipment	482
Operating lease right-of-use assets	1,533
Intangible assets	30,100
Goodwill	32,577
Total assets acquired	73,250
Current liabilities	(907)
Other non-current liabilities	(1,408)
Total liabilities assumed	(2,315)
Total purchase price allocation	$ 70,935

	Useful Life (In years)	Estimated Fair Value (In thousands)
Intangible assets:		
Customer relationships	19	$ 24,800
Backlog	2	600
Trade name	Indefinite	4,700
		$ 30,100

The intangible assets acquired of $30.1 million were determined based on the estimated fair values using valuation techniques consistent with the income approach to measure fair value, which represented Level 3 fair value measurements. The useful lives were estimated based on the underlying agreements or the future economic benefit expected to be received from the assets. The value for customer relationships and backlog were estimated based on a multi-period excess earnings approach, while the value for trade name was assessed using the relief from royalty methodology. Inputs to the income approach models and other aspects of the allocation of the purchase price require judgment. The more significant inputs used in the customer relationships intangible asset valuation include (i) future revenue growth rates, (ii) projected gross margins, (iii) the customer attrition rate, and (iv) the discount rate.

The goodwill of $32.6 million arising from the acquisition is attributable to the benefits we expect to derive from expected synergies from the transaction, including complementary products that will enhance our overall product portfolio, opportunities within new markets, and an acquired assembled workforce. All the goodwill was assigned to the Structural Systems segment. The MagSeal acquisition, for tax purposes, is deemed an asset acquisition and thus, is deductible for income tax purposes.

Acquisition related transaction costs were not included as components of consideration transferred but have been expensed as incurred. Total acquisition-related transaction costs incurred by us were $0.9 million during 2021 and charged to selling, general and administrative expenses.

MagSeal's results of operations have been included in our consolidated statements of income since the date of acquisition as part of the Structural Systems segment and were immaterial since the date of acquisition. Pro forma results of operations of the MagSeal acquisition have not been presented as the effect of the MagSeal acquisition was not material to our financial results for both 2022 and 2021.

Note 3. Restructuring Activities

Summary of 2022 Restructuring Plan

In April 2022, management approved and commenced a restructuring plan that will better position us for stronger performance. The restructuring plan will mainly reduce headcount and consolidate facilities. As a result of this restructuring plan, we analyzed the need to write-down inventory and impair long-lived assets, including operating lease right-of-use assets. During the year ended December 31, 2022, we recorded total charges of $6.7 million. As of December 31, 2022, we estimate the remaining amount of charges related to this initiative will be $12.0 million to $16.0 million in total pre-tax restructuring charges during 2023. Of these charges, we estimate $9.0 million to $12.0 million to be cash payments for employee separation and other facility consolidation related expenses, and $3.0 million to $4.0 million to be non-cash charges for impairment of long-lived assets.

In the Electronics Systems segment, we recorded $3.5 million and $0.3 million during the year ended December 31, 2022, for severance and benefits that were classified as restructuring charges and accelerated depreciation of property and equipment that was classified as restructuring charges, respectively.

In the Structural Systems segment, we recorded $0.5 million, $1.6 million, $0.5 million, and $0.3 million during the year ended December 31, 2022 for inventory write down that was classified as cost of sales, severance and benefits that were classified as restructuring charges, accelerated depreciation of property and equipment that was classified as restructuring charges, and impairment of property and equipment that was classified as restructuring charges, respectively.

Our restructuring activities for 2022 were as follows (in thousands):

| | December 31, 2021 | 2022 | | | | December 31, 2022 |
	Balance	Charges	Cash Payments	Non-Cash Payments	Change in Estimates	Balance
Severance and benefits	$ —	$ 5,076	$ (2,277)	$ —	$ —	$ 2,799
Property and equipment accelerated depreciation due to restructuring	—	778	—	(778)	—	—
Property and equipment impairment due to restructuring	—	304	—	(304)	—	—
Inventory write down	—	528	—	(528)	—	—
Ending balance	$ —	$ 6,686	$ (2,277)	$ (1,610)	$ —	$ 2,799

The restructuring activities accrual for severance and benefits of $2.8 million as of December 31, 2022 was included as part of accrued and other liabilities.

Note 4. Inventories

Inventories consisted of the following:

| | (In thousands) December 31, | |
	2022	2021
Raw materials and supplies	$ 143,495	$ 125,334
Work in process	23,799	20,609
Finished goods	3,917	4,995
Total	$ 171,211	$ 150,938

Note 5. Property and Equipment, Net

Property and equipment, net consisted of the following:

		(In thousands) December 31,			Range of Estimated
		2022		2021	Useful Lives
Land	$	10,494	$	10,494	
Buildings and improvements		51,110		49,699	5 - 40 Years
Machinery and equipment		179,606		180,761	2 - 20 Years
Furniture and equipment		17,977		19,017	2 - 10 Years
Construction in progress		18,545		10,580	
		277,732		270,551	
Less accumulated depreciation		171,507		168,132	
Total	$	106,225	$	102,419	

Depreciation expense was $14.5 million, $14.1 million, and $13.8 million, for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 6. Leases

Sale-Leaseback Transaction

In December 2021, we entered into a sale-leaseback transaction for the building and related land for our Gardena performance center located in Carson, California ("Sale-Leaseback Agreement"). The building and related land was sold for $143.1 million and we had no continuing involvement. The carrying value of the building and related land was $9.4 million and we recognized a gain of $132.5 million. As part of the Sale-Leaseback Agreement, we entered into an initial five year lease for the usage of the just sold building and related land, with three options to renew in five year increments. The lease was classified as an operating lease and the future minimum base monthly lease payments during the initial five year period in aggregate total $19.6 million.

All Leases

We elected to utilize the following practical expedients that are permitted under ASC 842:

- As an accounting policy election by class of underlying asset, elected not to separate nonlease components from lease components and instead to account for each separate lease component and the nonlease components associated with that lease component as a single lease component; and

- As an accounting policy election not to apply the recognition requirements in ASC 842 to short term leases (a lease at commencement date has a lease term of 12 months or less and does not contain a purchase option that the lessee is reasonably certain to exercise).

We have operating and finance leases for manufacturing facilities, corporate offices, and various equipment. Our leases have remaining lease terms of 1 to 10 years, some of which include options to extend the leases for up to 15 years, and some of which include options to terminate the leases within 1 year.

The components of lease expense consisted of the following:

| | | (In thousands) | | |
| | | Years Ended | | |
		December 31, 2022		December 31, 2021
Operating leases expense	$	10,521		4,283
Finance leases expense:				
Amortization of right-of-use assets	$	343		356
Interest on lease liabilities		53		62
Total finance lease expense	$	396	$	418

Short term and variable lease expenses for the year ended December 31, 2022 were not material.

Supplemental cash flow information related to leases was as follows:

| | | (In thousands) | | |
| | | Years Ended | | |
		December 31, 2022		December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	7,669	$	5,150
Operating cash flows from finance leases	$	53	$	61
Financing cash flows from finance leases	$	346	$	363
Right-of-use assets obtained in exchange for lease obligations:				
Operating leases	$	8,332	$	23,317
Finance leases	$	245	$	401

The weighted average remaining lease terms were as follows:

| | (In years) | |
	December 31, 2022	December 31, 2021
Operating leases	5	5
Finance leases	6	6

When a lease is identified, we recognize a right-of-use asset and a corresponding lease liability based on the present value of the lease payments over the lease term discounted using our incremental borrowing rate, unless an implicit rate is readily determinable. As the discount rate in our leases is usually not readily available, we use our own incremental borrowing rate as the discount rate. Our incremental borrowing rate is based on the interest rate on our term loan, which is a secured rate. After we completed a financing of all our existing debt on July 14, 2022, the interest rate on our term loan was based on Term Secured Overnight Financing Rate ("Term SOFR") plus an applicable margin. Prior to the refinancing, the interest rate on our term loans were based on London Interbank Offered Rate ("LIBOR") plus an applicable margin.

The weighted average discount rates were as follows:

| | Years Ended | |
	December 31, 2022	December 31, 2021
Operating leases	3.0%	3.1%
Finance leases	3.6%	3.6%

Maturity of operating and finance lease liabilities are as follows:

				(In thousands)
		Operating Leases		Finance Leases
2023	$	8,081	$	388
2024		7,956		321
2025		7,924		262
2026		7,595		208
2027		2,323		175
Thereafter		5,102		310
Total lease payments		38,981		1,664
Less imputed interest		2,985		161
Total	$	35,996	$	1,503

Operating lease payments related to options to extend lease terms that are reasonably certain of being exercised are $3.3 million. As of December 31, 2022, there are no legally binding minimum lease payments for leases signed but not yet commenced.

Finance lease payments related to options to extend lease terms that are reasonably certain of being exercised are not significant. As of December 31, 2022, there are no legally binding minimum lease payments for leases signed but not yet commenced.

Note 7. Goodwill and Other Intangible Assets

Goodwill

The carrying amounts of goodwill, by operating segment, for the years ended December 31, 2022 and 2021 were as follows:

			(In thousands)			
		Electronic Systems		Structural Systems		Consolidated Ducommun
Gross goodwill	$	199,157	$	86,259	$	285,416
Accumulated goodwill impairment		(81,722)		—		(81,722)
Balance at December 31, 2021		117,435		86,259		203,694
Purchase price allocation refinements		—		(287)		(287)
Balance at December 31, 2022	$	117,435	$	85,972	$	203,407

We perform our annual goodwill impairment test as of the first day of the fourth quarter. If certain factors occur, including significant under performance of our business relative to expected operating results, significant adverse economic and industry trends, significant decline in our market capitalization for an extended period of time relative to net book value, a decision to divest individual businesses within a reporting unit, or a decision to group individual businesses differently, we may be required to perform an interim impairment test prior to the fourth quarter.

We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment. The qualitative approach for potential impairment analysis to determine whether it is more likely than not that the fair value of a reporting unit was less than its carrying amount.

The quantitative approach for potential impairment analysis is performed by comparing the fair value of a reporting unit to its carrying value, including goodwill. Fair value is estimated by management using a combination of the income approach (which is based on a discounted cash flow model) and market approach. Management's cash flow projections include significant judgments and assumptions, including the amount and timing of expected cash flows, long-term growth rates, and discount rates. The cash flows used in the discounted cash flow model are based on our best estimate of future revenues, gross margins, and adjusted after-tax earnings. If any of these assumptions are incorrect, it will impact the estimated fair value of a reporting unit. The market approach also requires management judgment in selecting comparable business acquisitions and the transaction values observed and its related control premiums.

Our most recent step one goodwill impairment test for our Electronic Systems reporting unit was as of the first day of the fourth quarter of 2019 where the fair value of our Electronic Systems reporting unit exceeded its carrying value. No material adverse factors/changes have occurred since the fourth quarter of 2019 and thus, for our annual goodwill impairment test of our Electronic Systems reporting unit as of the first day of the fourth quarter of 2022, we used a qualitative assessment and determined it was not more likely than not that the fair value of a reporting unit was less than its carrying amount. As our commercial aerospace end-use market business continues to be negatively impacted by the COVID-19 pandemic, we performed a step one goodwill impairment test for our Structural Systems reporting unit as of the first day of the fourth quarter of 2022, where the fair value of our Structural Systems reporting unit exceeded its carrying value. Thus, the respective goodwill amounts were not deemed impaired.

In December 2021, we acquired 100% of the outstanding equity of Magnetic Seal LLC (f/k/a Magnetic Seal Corporation, "MagSeal") for an original purchase price of $69.5 million, net of cash acquired. We allocated the final gross purchase price of $70.9 million to the assets acquired and the liabilities assumed at their estimated fair values. The excess of the purchase price over the aggregate fair values was recorded as goodwill within the Structural Systems reporting unit. See Note 2.

Other Intangible Assets

Other intangible assets are related to acquisitions, including MagSeal, and recorded at fair value at the time of the acquisition. Other intangible assets with finite lives are generally amortized on the straight-line method over periods ranging from 2 to 19 years. Intangible assets are as follows:

| | | (In thousands) | | | | | |
| | | December 31, 2022 | | | December 31, 2021 | | |
	Wtd. Avg Life (Yrs)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-lived assets							
Customer relationships	17	$ 246,300	$ 127,999	$ 118,301	$ 246,300	$ 114,169	$ 132,131
Trade names and trademarks	14	5,500	1,670	3,830	5,500	1,263	4,237
Contract renewal	14	1,845	1,845	—	1,845	1,845	—
Technology	15	400	318	82	400	291	109
Backlog	2	600	312	288	600	13	587
Total finite-lived assets		254,645	132,144	122,501	254,645	117,581	137,064
Indefinite-lived assets							
Trade names and trademarks		4,700	—	4,700	4,700	—	4,700
Total		$ 259,345	$ 132,144	$ 127,201	$ 259,345	$ 117,581	$ 141,764

The carrying amount of other intangible assets by operating segment as of December 31, 2022 and 2021 was as follows:

| | (In thousands) | | | | | |
| | December 31, 2022 | | | December 31, 2021 | | |
	Gross	Accumulated Amortization	Net Carrying Value	Gross	Accumulated Amortization	Net Carrying Value
Other intangible assets						
Electronic Systems	$ 164,545	$ 99,479	$ 65,066	$ 164,545	$ 90,191	$ 74,354
Structural Systems	94,800	32,665	62,135	94,800	27,390	67,410
Total	$ 259,345	$ 132,144	$ 127,201	$ 259,345	$ 117,581	$ 141,764

Amortization expense of other intangible assets was $14.6 million, $13.1 million and $13.2 million for the years ended December 31, 2022, 2021 and 2020, respectively. Future amortization expense by operating segment is expected to be as follows:

	Electronic Systems	Structural Systems	Consolidated Ducommun
	(In thousands)		
2023	$ 9,288	$ 5,196	$ 14,484
2024	9,288	4,673	13,961
2025	9,288	4,673	13,961
2026	9,288	4,649	13,937
2027	9,288	4,647	13,935
Thereafter	18,626	33,597	52,223
	$ 65,066	$ 57,435	$ 122,501

Note 8. Accrued and Other Liabilities

The components of accrued and other liabilities consisted of the following:

	(In thousands) December 31,	
	2022	2021
Accrued compensation	$ 28,785	$ 24,391
Accrued income tax and sales tax	10,478	926
Other	9,557	15,974
Total	$ 48,820	$ 41,291

Note 9. Long-Term Debt

Long-term debt and the current period interest rates were as follows:

	(In thousands) December 31,	
	2022	2021
Term loans	$ 248,438	$ 287,712
Total debt	248,438	287,712
Less current portion	6,250	7,000
Total long-term debt, less current portion	242,188	280,712
Less debt issuance costs - term loans	(1,593)	(1,328)
Total long-term debt, net of debt issuance costs - term loans	$ 240,595	$ 279,384
Debt issuance costs - revolving credit facility [1]	$ 2,265	$ 1,136
Weighted-average interest rate	4.36 %	3.27 %

(1) Included as part of other assets.

Future long-term debt payments at December 31, 2022 were as follows:

	(In thousands)
2023	$ 6,250
2024	7,813
2025	12,500
2026	14,063
2027	207,812
Thereafter	—
Total	$ 248,438

On July 14, 2022, we completed a refinancing of all our existing debt by entering into a new term loan ("2022 Term Loan") and a new revolving credit facility ("2022 Revolving Credit Facility"). The 2022 Term Loan is a $250.0 million senior secured loan that matures on July 14, 2027. The 2022 Revolving Credit Facility is a $200.0 million senior secured revolving credit facility that matures on July 14, 2027. The 2022 Term Loan and 2022 Revolving Credit Facility, collectively are the new credit facilities ("2022 Credit Facilities").

The 2022 Term Loan bears interest, at our option, at a rate equal to either (i) Term Secured Overnight Financing Rate ("Term SOFR") plus an applicable margin ranging from 1.375% to 2.375% per year or (ii) Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] Term SOFR plus 1.00%, and if the Base Rate is less than zero percent, it will be deemed zero percent) plus an applicable margin ranging from 0.375% to 1.375% per year, in each case based upon the consolidated total net adjusted leverage ratio. Interest payments are typically paid on a quarterly basis, on the last business day each quarter. In addition, the 2022 Term Loan requires quarterly amortization payments of 0.625% during year one and year two, 1.250% during year three and year four, and 1.875% during year five of the original outstanding principal balance of the 2022 Term Loan amount, on the last business day each quarter. The first quarterly amortization payment of $1.6 million was required to be paid and was paid during the fourth quarter of 2022.

The 2022 Revolving Credit Facility bears interest, at our option, at a rate equal to either (i) Term SOFR plus an applicable margin ranging from 1.375% to 2.375% per year or (ii) Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] Term SOFR plus 1.00%, and if the Base Rate is less than zero percent, it will be deemed zero percent) plus an applicable margin ranging from 0.375% to 1.375% per year, in each case based upon the consolidated total net adjusted leverage ratio. Interest payments are typically paid on a quarterly basis, on the last business day each quarter. The undrawn portion of the commitment of the 2022 Revolving Credit Facility is subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio, typically paid on a quarterly basis, on the last business day each quarter. However, the 2022 Revolving Credit Facility does not require any principal installment payments.

In conjunction with the closing of the 2022 Credit Facilities, we utilized the entire $250.0 million of proceeds from the 2022 Term Loan plus our existing cash on hand to pay off our entire debt balance outstanding of $254.2 million under prior credit facilities (described below).

As of December 31, 2022, we were in compliance with all covenants required under the 2022 Credit Facilities.

In December 2019, we completed the refinancing of a portion of our then existing debt by entering into a new revolving credit facility ("2019 Revolving Credit Facility") to replace the then existing revolving credit facility that was entered into in November 2018 ("2018 Revolving Credit Facility") and entered into a new term loan ("2019 Term Loan"). The 2019 Revolving Credit Facility was a $100.0 million senior secured revolving credit facility that would have matured on December 20, 2024 and replaced the $100.0 million 2018 Revolving Credit Facility that would have matured on November 21, 2023. The 2019 Term Loan was a $140.0 million senior secured term loan that would have matured on December 20, 2024. We also had a then existing $240.0 million senior secured term loan that was entered into in November 2018 that would have matured on November 21, 2025 ("2018 Term Loan"). The original amounts available under the 2019 Revolving Credit Facility, 2019 Term Loan, and 2018 Term Loan (collectively, the "Existing Credit Facilities") in aggregate, totaled $480.0 million at that time.

The 2019 Term Loan bore interest, at our option, at a rate equal to either (i) the Eurodollar Rate (defined as the London Interbank Offered Rate ["LIBOR"]) plus an applicable margin ranging from 1.50% to 2.50% per year or (ii) the Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] the Eurodollar Rate plus 1.00%) plus an applicable margin ranging from 0.50% to 1.50% per year, in each case based upon the consolidated total net adjusted leverage ratio, typically payable quarterly. In addition, the 2019 Term Loan required amortization payments of 1.25% of the original outstanding principal balance of the 2019 Term Loan amount on a quarterly basis, on the last day of the calendar quarter. During 2022, we made the required quarterly payments on the 2019 Term Loan before it was refinanced, in aggregate totaling $3.5 million.

The 2019 Revolving Credit Facility bore interest, at our option, at a rate equal to either (i) the Eurodollar Rate (defined as LIBOR) plus an applicable margin ranging from 1.50% to 2.50% per year or (ii) the Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] the Eurodollar Rate plus 1.00%) plus an applicable margin ranging from 0.50% to 1.50% per year, in each case based upon the consolidated total net adjusted leverage ratio, typically payable quarterly. The undrawn portion of the commitment of the 2019 Revolving Credit Facility was subject to a commitment fee ranging from 0.175% to 0.275%, based upon the consolidated total net adjusted leverage ratio. However, the 2019 Revolving Credit Facility did not require any principal installment payments.

The 2018 Term Loan bore interest, at our option, at a rate equal to either (i) the Eurodollar Rate (defined as LIBOR plus an applicable margin ranging from 3.75% to 4.00% per year or (ii) the Base Rate (defined as the highest of [a] Federal Funds Rate plus 0.50%, [b] Bank of America's prime rate, and [c] the Eurodollar Rate plus 1.00%) plus an applicable margin ranging from 3.75% to 4.00% per year, in each case based upon the consolidated total net adjusted leverage ratio, typically payable quarterly. In addition, the 2018 Term Loan required amortization payments of 0.25% of the outstanding principal balance of the 2018 Term Loan amount on a quarterly basis.

Further, under the then Existing Credit Facilities, if we exceeded the annual excess cash flow threshold, we were required to make an annual additional principal payment based on the consolidated adjusted leverage ratio. The annual mandatory excess cash flow payment was based on (i) 50% of the excess cash flow amount if the adjusted leverage ratio is greater than 3.25 to 1.0, (ii) 25% of the excess cash flow amount if the adjusted leverage ratio was less than or equal to 3.25 to 1.0 but greater than 2.50 to 1.0, and (iii) zero percent of the excess cash flow amount if the consolidated adjusted leverage ratio was less than or equal to 2.50 to 1.0. We did not exceed the annual excess cash flow threshold for 2021 and thus, no annual excess cash flow payment was required to be paid during the first quarter of 2022.

We drew down $50.0 million on the 2019 Revolving Credit Facility during the first quarter of 2020 to hold as cash on hand, $25.0 million of which was repaid during the fourth quarter of 2020. The remaining $25.0 million was repaid during 2021.

In addition, since we were paying down on the term loans during the first quarter of 2022, we were required to pay down on the 2019 Term Loan and 2018 Term Loan on a pro-rata basis and thus, we paid down $13.0 million and $17.0 million on the 2019 Term Loan and 2018 Term Loan, respectively, for an aggregate total pay down of $30.0 million.

As of December 31, 2022, we had $199.8 million of unused borrowing capacity under the 2022 Revolving Credit Facility, after deducting $0.2 million for standby letters of credit.

The 2022 Term Loan was considered a modification of debt for some lenders and an extinguishment of debt for other lenders, and thus, a loss of $0.2 million was recorded related to the extinguishment. In addition, the new fees incurred of $0.8 million were capitalized and will be amortized over the life of the 2022 Term Loan. Further, the remaining debt issuance costs related to the 2019 Term Loan and 2018 Term Loan of $1.0 million as of the modification date will be amortized over the life of the 2022 Term Loan, using the effective interest method.

The 2022 Revolving Credit Facility that replaced the 2019 Revolving Credit Facility was considered a modification of debt except for the portion related to the creditor that is no longer a part of the 2022 Revolving Credit Facility and in which case, it was considered an extinguishment of debt. As a result, we expensed the portion of the unamortized debt issuance costs related to the 2019 Revolving Credit Facility that was considered an extinguishment of debt of $0.1 million. In addition, the new fees incurred of $1.7 million as part of the 2022 Revolving Credit Facility were capitalized and will be amortized over the life of the 2022 Revolving Credit Facility. Further, the remaining debt issuance costs related to the 2019 Revolving Credit Facility of $0.8 million as of the modification date will also be amortized over the life of the 2022 Revolving Credit Facility.

The 2019 Term Loan and 2018 Term Loan were considered a modification of debt in 2019 and thus, no gain or loss was recorded at that time. Instead, the new fees paid to the lenders at that time of $0.6 million were capitalized and were being amortized over the life of the 2019 Term Loan. The remaining debt issuance costs related to the 2018 Term Loan of $1.5 million as of the modification date in 2019 were being amortized over its remaining life.

The 2019 Revolving Credit Facility that replaced the 2018 Revolving Credit Facility was considered an extinguishment of debt except for the portion related to the creditors that were part of both the 2019 Revolving Credit Facility and the 2018

Revolving Credit Facility and in which case, it was considered a modification of debt in 2019. As a result, we expensed the portion of the unamortized debt issuance costs related to the 2018 Revolving Credit Facility that was considered an extinguishment of debt of $0.5 million in 2019. In addition, the new fees paid to the lenders of $0.5 million as part of the 2019 Revolving Credit Facility were capitalized and were being amortized over its remaining life. Further, the remaining debt issuance costs related to the 2018 Revolving Credit Facility of $1.1 million were also being amortized over its remaining life.

In December 2021, we acquired 100.0% of the outstanding equity interests of Magnetic Seal LLC (f/k/a Magnetic Seal Corporation, "MagSeal") for an original purchase price of $69.5 million, net of cash acquired, all payable in cash. Upon the closing of the transaction, we paid a gross total aggregate of $71.3 million in cash, $65.0 million of which was from drawing down on the 2019 Revolving Credit Facility. This draw down on the 2019 Revolving Credit Facility was paid off by December 31, 2021. See Note 2.

Also in December 2021, we entered into a sale-leaseback transaction for the building and related land for our Gardena performance center located in Carson, California, for a sale price of $143.1 million. A portion of the net proceeds were used to pay down on the $65.0 million that was drawn on the 2019 Revolving Credit Facility for the MagSeal acquisition. See Note 5.

The 2022 Credit Facilities were entered into by us ("Parent Company") and guaranteed by all of our domestic subsidiaries, other than two subsidiaries that were considered minor ("Subsidiary Guarantors"). The Subsidiary Guarantors jointly and severally guarantee the 2022 Credit Facilities. The Parent Company has no independent assets or operations and therefore, no consolidating financial information for the Parent Company and its subsidiaries is presented.

In November 2021, we entered into derivative contracts, U.S. dollar-one month LIBOR forward interest rate swaps designated as cash flow hedges, all with an effective date of January 1, 2024, for an aggregate total notional amount of $150.0 million, weighted average fixed rate of 1.8%, and all terminating on January 1, 2031 ("Forward Interest Rate Swaps"). The Forward Interest Rate Swaps mature on a monthly basis, with fixed amount payer payment dates on the first day of each calendar month, commencing on February 1, 2024 through January 1, 2031. The Forward Interest Rate Swaps were deemed to be highly effective upon entering into the derivative contracts and thus, hedge accounting treatment was utilized. Since the Forward Interest Rate Swaps are not effective until January 1, 2024, we only recorded the changes in the fair value of the Forward Interest Rate Swaps and recorded in other assets, deferred income taxes, and accumulated other comprehensive income (loss) of $15.8 million during December 31, 2022. See Note 1 for further information.

On July 14, 2022, as a result of completing a refinancing of our existing debt, we were required to complete an amendment of the Forward Interest Rate Swaps ("Amended Forward Interest Rate Swaps"). The Forward Interest Rate Swaps were based on U.S. dollar-one month LIBOR and were amended to be based on one month Term SOFR as borrowings using LIBOR are no longer available under the 2022 Credit Facilities. Since this was an amendment of just the reference rate as a result of the cessation of LIBOR, utilizing the guidance under ASU 2020-04, we determined the Amended Forward Interest Rate Swaps as of the amendment date to continue to be highly effective. The Amended Forward Interest Rate Swaps weighted average fixed rate is 1.7%, as a result of the difference between U.S. dollar-one month LIBOR and one month Term SOFR.

In October 2015, we entered into interest rate cap hedges designated as cash flow hedges with a portion of these interest rate cap hedges maturing on a quarterly basis, and a final quarterly maturity date of June 2020, in aggregate, totaling $135.0 million of our debt. We paid a total of $1.0 million in connection with entering into the interest rate cap hedges. The interest rate cap hedges matured during our second quarter of 2020 and as such, all remaining amounts related to the interest rate cap hedges were fully amortized and unrealized gains and losses recorded in accumulated other comprehensive income were also realized at that time. See Note 1 for further information.

Note 10. Shareholders' Equity

We are authorized to issue five million shares of preferred stock. At December 31, 2022 and 2021, no preferred shares were issued or outstanding.

Note 11. Stock-Based Compensation

Stock Incentive Compensation Plans

We currently have two active stock incentive plans: i) the Amended and Restated 2020 Stock Incentive Plan (the "2020 Plan"), which expires on April 20, 2032, and ii) the 2018 Employee Stock Purchase Plan ("ESPP"). The 2013 Stock Incentive Plan, as Amended (the "2013 Plan") was closed to further issuances of stock awards in May 2020 and any remaining shares available were folded into the 2020 Plan as part of the approval of the 2020 Plan by shareholders at the 2020 Annual Meeting of Shareholders in May 2020. The 2020 Plan permit awards of stock options, restricted stock units, performance stock units and other stock-based awards to our officers, key employees and non-employee directors on terms determined by the Compensation Committee of the Board of Directors (the "Compensation Committee"). The aggregate number of shares available for issuance under the 2020 Plan is 1,031,162 plus any outstanding awards issued under the 2013 Plan that are subsequently forfeited, terminated, expire or otherwise lapse without being exercised. As of December 31, 2022, shares available for future grant under the 2020 Plan are 338,061. Prior to the adoption of the 2020 Plan, we granted stock-based awards to purchase shares of our common stock under certain predecessor plans. No further awards can be granted under these predecessor plans.

Employee Stock Purchase Plan

The ESPP was adopted by the Board of Directors and approved by the shareholders in 2018, including 750,000 shares that can be awarded. The first offering period closed on July 31, 2019. Under the ESPP, our employees who elect to participate have the right to purchase common stock at a 15% discount from the lower of the market value of the common stock at the beginning or the end of each six month offering period and the discount will be treated as compensation to those employees. Employees purchase common stock using payroll deductions, which may not exceed 10% of their eligible compensation and other limitations. The Compensation Committee administers the ESPP. As of December 31, 2022, there are 549,977 shares available for future award grants.

Stock Options

In the years ended December 31, 2022, 2021, and 2020, we granted stock options to our officers and key employees of zero, zero, and 8,000, respectively, with weighted-average grant date fair values of zero, zero, and $16.48, respectively. Stock options have been granted with an exercise price equal to the fair market value of our stock on the date of grant and expire not more than ten years from the date of grant. The stock options typically vest over a period of three or four years from the date of grant. The option price and number of shares are subject to adjustment under certain dilutive circumstances. If an employee terminates employment, the non-vested portion of the stock options will not vest and all rights to the non-vested portion will terminate completely.

Stock option activity for the year ended December 31, 2022 were as follows:

	Number of Stock Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2022	317,779	$ 35.30		
Granted	—	$ —		
Exercised	(109,186)	$ 31.82		
Expired	(2,150)	$ 39.75		
Forfeited	(7,167)	$ 42.88		
Outstanding at December 31, 2022	199,276	$ 36.89	5.4	$ 2,537
Exerciseable at December 31, 2022	199,276	$ 36.89	5.4	$ 2,537

Changes in nonvested stock options for the year ended December 31, 2022 were as follows:

	Number of Stock Options		Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2022	59,605	$	15.93
Granted	—	$	—
Vested	(52,438)	$	15.90
Forfeited	(7,167)	$	16.10
Nonvested at December 31, 2022	—	$	—

The aggregate intrinsic value of stock options represents the amount by which the market price of our common stock exceeds the exercise price of the stock option. The aggregate intrinsic value of stock options exercised for the years ended December 31, 2022, 2021 and 2020 was $2.0 million, $1.0 million, and $0.9 million, respectively. Cash received from stock options exercised for the years ended December 31, 2022, 2021 and 2020 was $3.5 million, $1.7 million, and $1.6 million, respectively, with related tax benefits of $0.8 million, $0.4 million, and $0.4 million, respectively. The total amount of stock options vested and expected to vest in the future is 199,276 shares with a weighted-average exercise price of $36.89 and an aggregate intrinsic value of $2.5 million. These stock options have a weighted-average remaining contractual term of 5.4 years.

The share-based compensation cost expensed for stock options for the years ended December 31, 2022, 2021, and 2020 (before tax benefits) was $0.3 million, $1.2 million, and $1.8 million, respectively, and is included in selling, general and administrative expenses on the consolidated income statements. At December 31, 2022, there was no remaining unrecognized compensation cost related to stock options. The total fair value of stock options vested during the years ended December 31, 2022, 2021, and 2020 was $0.8 million, $1.7 million, and $2.0 million, respectively.

We apply fair value accounting for stock-based compensation based on the grant date fair value estimated using a Black-Scholes-Merton ("Black-Scholes") valuation model. The assumptions used to compute the fair value of stock option grants under the 2020 Stock Incentive Plan for years ended December 31, 2022, 2021, and 2020 were as follows:

	Years Ended December 31,		
	2022	2021	2020
Risk-free interest rate	N/A	N/A	1.59 %
Expected volatility	N/A	N/A	37.75 %
Expected dividends	N/A	N/A	—
Expected term (in months)	N/A	N/A	66

We recognize compensation expense, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award. We have award populations with option vesting terms of three and four years. We estimate the forfeiture rate based on our historic experience, attempting to determine any discernible activity patterns. The expected life computation is based on historic exercise patterns and post-vesting termination behavior. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is derived from historical volatility of our common stock. We suspended payments of dividends after the first quarter of 2011.

Restricted Stock Units

We granted restricted stock units ("RSUs") to certain officers, key employees and non-employee directors of 118,847, 118,995, and 118,835 RSUs during the years ended December 31, 2022, 2021, and 2020, respectively, with weighted-average grant date fair values (equal to the fair market value of our stock on the date of grant) of $51.76, $55.92, and $27.62 per share, respectively. RSUs represent a right to receive a share of stock at future vesting dates with no cash payment required from the holder. The RSUs typically have a three year vesting term of 33.3%, 33.3% and 33.4% on the first, second and third anniversaries of the date of grant, respectively. If an employee terminates employment, their non-vested portion of the RSUs will not vest and all rights to the non-vested portion will terminate.

Restricted stock unit activity for the year ended December 31, 2022 was as follows:

	Number of Restricted Stock Units		Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2022	202,282	$	44.85
Granted	118,847	$	51.76
Vested	(74,222)	$	44.28
Forfeited	(45,112)	$	50.72
Outstanding at December 31, 2022	201,795	$	47.81

The share-based compensation cost expensed for RSUs for the years ended December 31, 2022, 2021, and 2020 (before tax benefits) was $3.8 million, $4.1 million, and $2.6 million respectively, and is included in selling, general and administrative expenses on the consolidated income statements. At December 31, 2022, total unrecognized compensation cost (before tax benefits) related to RSUs of $5.7 million is expected to be recognized over a weighted average period of 1.6 years. The total fair value of RSUs vested for the years ended December 31, 2022, 2021, and 2020 was $3.5 million, $4.2 million, and $2.3 million, respectively. The tax benefit realized from vested RSUs for the years ended December 31, 2022, 2021, and 2020 was $0.8 million, $1 million, and $0.5 million, respectively.

Performance Stock Units

We granted performance stock awards ("PSUs") to certain key employees of 111,654, 182,886, and 159,136 PSUs during the years ended December 31, 2022, 2021, and 2020, respectively, with weighted-average grant date fair values of $48.18, $49.76, and $29.65 per share, respectively. PSU awards are subject to the attainment of performance goals established by the Compensation Committee, the periods during which performance is to be measured, and all other limitations and conditions applicable to the awarded shares. Performance goals are based on a pre-established objective formula that specifies the manner of determining the number of PSUs that will be granted if performance goals are attained. If an employee terminates employment, their non-vested portion of the PSUs will not vest and all rights to the non-vested portion will terminate.

Performance stock activity for the year ended December 31, 2022 was as follows:

	Number of Performance Stock Units		Weighted-Average Grant Date Fair Value
Outstanding at January 1, 2022	299,563	$	41.16
Granted	111,654	$	48.18
Vested	(89,309)	$	44.65
Forfeited	(20,554)	$	45.61
Outstanding at December 31, 2022	301,354	$	42.42

The share-based compensation cost expensed for PSUs for the years ended December 31, 2022, 2021, and 2020 (before tax benefits) was $5.1 million, $5.9 million and $4.9 million, respectively, and is included in selling, general and administrative expenses on the consolidated income statements. At December 31, 2022, total unrecognized compensation cost (before tax benefits) related to PSUs of $5.5 million is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of PSUs vested during the years ended December 31, 2022, 2021, and 2020, was $4.4 million, $9.6 million, and $3.7 million, respectively. The tax benefit realized from PSUs for the years ended December 31, 2022, 2021, and 2020 were $1.1 million, $2.3 million, and $0.9 million, respectively.

Performance-Based With Market Condition Cash Settled Long-Term Incentive Awards

As permitted under the 2020 Plan, performance-based with market condition cash settled long-term incentive awards ("Performance-Based Cash LTIPs") were granted in 2022. Performance-Based Cash LTIPs will be settled in cash and are subject to the attainment of performance goals established by the Compensation Committee (including achievement of relative total shareholder return market condition), the periods during which performance is to be measured, and all other limitations and conditions applicable to the Performance-Based Cash LTIPs' values. Performance goals are based on a pre-established objective formula that specifies the manner of determining the value of the Performance-Based Cash LTIPs that will be issued if performance goals are attained. If an employee terminates employment, their non-vested portion of the Performance-Based Cash LTIPs will not vest and all rights to the non-vested portion of the Performance-Based Cash LTIPs will terminate. The Compensation Committee administers the Performance-Based Cash LTIPs. The share-based compensation expense recorded for the Performance-Based Cash LTIPs for the years ended December 31, 2022, 2021, and 2020 (before tax benefits) was $1.2 million, zero, and zero, respectively.

Note 12. Employee Benefit Plans

Defined Contribution 401(k) Plans

We sponsor a 401(k) defined contribution plan for all our employees. The plan allows the employees to make annual voluntary contributions not to exceed the lesser of an amount equal to 25% of their compensation or limits established by the Internal Revenue Code. Under this plan, we generally provide a match equal to 50% of the employee's contributions up to the first 6% of compensation, except for union employees who are not eligible to receive the match. Our provision for matching and profit sharing contributions for the three years ended December 31, 2022, 2021, and 2020 was $2.9 million, $2.8 million, and $2.6 million, respectively.

Pension Plan and LaBarge Retirement Plan

We have a defined benefit pension plan covering certain hourly employees of a subsidiary (the "Pension Plan"). Pension Plan benefits are generally determined on the basis of the retiree's age and length of service. Assets of the Pension Plan are composed primarily of fixed income and equity securities. We also have a retirement plan covering certain current and retired employees (the "LaBarge Retirement Plan").

The consolidation of one of our performance centers as part of the 2022 Restructuring Plan as discussed in Note 2 resulted in the curtailment of the Pension Plan during the fourth quarter of 2022, but it had an immaterial impact on our consolidated financial statements.

The components of net periodic pension cost for the Pension Plan and LaBarge Retirement Plan in aggregate are as follows:

	(In thousands) Years Ended December 31,		
	2022	2021	2020
Service cost	$ 625	$ 676	$ 622
Interest cost	1,089	1,010	1,209
Expected return on plan assets	(2,081)	(1,895)	(1,761)
Amortization of actuarial losses	585	1,285	993
Net periodic pension cost	$ 218	$ 1,076	$ 1,063

The components of the reclassifications of net actuarial losses from accumulated other comprehensive loss to net income for 2022 were as follows:

	(In thousands) Year Ended December 31,
	2022
Amortization of actuarial loss - total before tax [1]	$ 585
Tax benefit	(143)
Net of tax	$ 442

(1) The amortization expense is included in the computation of periodic pension cost and is a decrease to net income upon reclassification from accumulated other comprehensive loss.

The estimated net actuarial loss for both plans that will be amortized from accumulated other comprehensive loss into net periodic cost during 2023 is $0.6 million.

The obligations, fair value of plan assets, and funded status of both plans are as follows:

	(In thousands) December 31,	
	2022	2021
Change in benefit obligation[(1)]		
Beginning benefit obligation (January 1)	$ 39,805	$ 42,804
Service cost	625	676
Interest cost	1,089	1,010
Actuarial gain	(9,714)	(2,537)
Benefits paid	(1,468)	(2,148)
Ending benefit obligation (December 31)	$ 30,337	$ 39,805
Change in plan assets		
Beginning fair value of plan assets (January 1)	$ 33,698	$ 30,632
Return on assets	(4,652)	3,122
Employer contribution	1,702	2,095
Benefits paid	(1,468)	(2,151)
Ending fair value of plan assets (December 31)	$ 29,280	$ 33,698
Funded status underfunded	$ (1,057)	$ (6,107)
Amounts recognized in the consolidated balance sheet		
Current liabilities	$ 416	$ 427
Non-current liabilities	$ 641	$ 5,680
Unrecognized loss included in accumulated other comprehensive loss		
Beginning unrecognized loss, before tax (January 1)	$ 7,573	$ 12,620
Amortization	(582)	(1,282)
Liability gain	(9,714)	(2,537)
Asset loss (gain)	6,734	(1,228)
Ending unrecognized loss, before tax (December 31)	4,011	7,573
Tax impact	(970)	(1,827)
Unrecognized loss included in accumulated other comprehensive loss, net of tax	$ 3,041	$ 5,746

(1) Projected benefit obligation equals the accumulated benefit obligation for the plans.

On December 31, 2022, our annual measurement date, the accumulated benefit obligation exceeded the fair value of the plans assets by $1.1 million. Such excess is referred to as an unfunded accumulated benefit obligation. We recorded an unrecognized loss included in accumulated other comprehensive loss, net of tax at December 31, 2022 and 2021 of $3.0 million and $5.7 million, respectively, which decreased shareholders' equity. This charge to shareholders' equity represents a net loss not yet recognized as pension expense. This charge did not affect reported earnings, and would be decreased or be eliminated if either interest rates increase or market performance and plan returns improve which will cause the Pension Plan to return to fully funded status.

Our Pension Plan asset allocations at December 31, 2022 and 2021, by asset category, were as follows:

	December 31,	
	2022	2021
Equity securities	61%	69%
Cash and equivalents	4%	1%
Debt securities	35%	30%
Total[(1)]	100%	100%

(1) Our overall investment strategy is to achieve an asset allocation within the following ranges to achieve an appropriate rate of return relative to risk.

Cash	0-10%
Fixed income securities	15-75%
Equities	30-80%

Pension Plan assets consist primarily of listed stocks and bonds and do not include any of the Company's securities. The return on assets assumption reflects the average rate of return expected on funds invested or to be invested to provide for the benefits included in the projected benefit obligation. We select the return on asset assumption by considering our current and target asset allocation. We consider information from various external investment managers, forward-looking information regarding expected returns by asset class and our own judgment when determining the expected returns.

	(In thousands) Year Ended December 31, 2022			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 1,078	$ —	$ —	$ 1,078
Fixed income securities	4,622	—	—	4,622
Equities[1]	12,591	—	—	12,591
Other investments	1,033	—	—	1,033
Total plan assets at fair value	$ 19,324	$ —	$ —	19,324
Pooled funds				9,956
Total fair value of plan assets				$ 29,280

	(In thousands) Year Ended December 31, 2021			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 414	$ —	$ —	$ 414
Fixed income securities	3,648	—	—	3,648
Equities[1]	7,446	—	—	7,446
Other investments	1,199	—	—	1,199
Total plan assets at fair value	$ 12,707	$ —	$ —	12,707
Pooled funds				20,991
Total fair value of plan assets				$ 33,698

(1) Represents mutual funds and commingled accounts which invest primarily in equities, but may also hold fixed income securities, cash and other investments. Commingled funds with publicly quoted prices and actively traded are classified as Level 1 investments.

Pooled funds are measured using the net asset value ("NAV") as a practical expedient for fair value as permissible under the accounting standard for fair value measurements and have not been categorized in the fair value hierarchy in accordance with ASU 2015-07, "Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)." Pooled fund NAVs are provided by the trustee and are determined by reference to the fair value of the underlying securities of the trust, less its liabilities, which are valued primarily through the use of directly or indirectly observable inputs. Depending on the pooled fund, underlying securities may include marketable equity securities or fixed income securities.

The assumptions used to determine the benefit obligations and expense for our two plans are presented in the tables below. The expected long-term return on assets, noted below, represents an estimate of long-term returns on investment portfolios consisting of a mixture of fixed income and equity securities. The estimated cash flows from the plans for all future years are determined based on the plans' population at the measurement date. We used the expected benefit payouts from the plans for each year into the future and discounted them back to the present using the Wells Fargo yield curve rate for that duration.

The weighted-average assumptions used to determine the net periodic benefit costs under the two plans were as follows:

| | Years Ended December 31, | | |
	2022	2021	2020
Discount rate used to determine pension expense			
Pension Plan	2.85%	2.50%	3.22%
LaBarge Retirement Plan	2.35%	1.85%	2.85%

The weighted-average assumptions used to determine the benefit obligations under the two plans were as follows:

| | December 31, | | |
	2022	2021	2020
Discount rate used to determine value of obligations			
Pension Plan	5.11%	2.85%	2.50%
LaBarge Retirement Plan	5.00%	2.35%	1.85%
Long-term rate of return - Pension Plan only	6.25%	6.25%	6.25%

The following benefit payments under both plans, which reflect expected future service, as appropriate, are expected to be paid:

| | (In thousands) | |
	Pension Plan	LaBarge Retirement Plan
2023	$ 1,379	$ 416
2024	$ 1,481	$ 397
2025	$ 1,555	$ 378
2026	$ 1,639	$ 359
2027	$ 1,712	$ 341
2028 - 2032	$ 9,156	$ 1,435

Our funding policy is to contribute cash to our plans so that the minimum contribution requirements established by government funding and taxing authorities are met. We expect to make contributions of $0.8 million to the plans in 2023.

Supplemental Retirement Plans

We have three unfunded supplemental retirement plans. The first plan was suspended in 1986, but continues to cover certain former executives. The second plan was suspended in 1997, but continues to cover certain current and retired directors. The third plan covers certain current and retired employees and further employee contributions to this plan were suspended on August 5, 2011. The liability for the third plan and interest thereon is included in accrued employee compensation and long-term liabilities were both zero at December 31, 2022, and both zero at December 31, 2021. The accumulated benefit obligations of the first two plans at December 31, 2022 and December 31, 2021 were both $0.3 million, and are included in accrued liabilities.

Note 13. Indemnifications

We have made guarantees and indemnities under which we may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions, including revenue transactions in the ordinary course of business. Additionally, we indemnify our directors and officers to the maximum extent permitted under the laws of the State of Delaware and have a directors and officers insurance policy that may reduce our exposure in certain circumstances and may enable us to recover a portion of future amounts that may be payable, if any. Moreover, in connection with certain performance center leases, we have indemnified our lessors for certain claims arising from the performance center or the lease.

The duration of the guarantees and indemnities varies and, in many cases is indefinite but subject to applicable statutes of limitations. The majority of guarantees and indemnities do not provide any limitations on the maximum potential future payments we could be obligated to make. Historically, payments related to these guarantees and indemnities have been immaterial. We estimate the fair value of our indemnification obligations as insignificant based on this history and insurance coverage and have, therefore, not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Note 14. Income Taxes

Our pre-tax income attributable to foreign operations was not material. The provision for income tax expense consisted of the following:

	(In thousands) Years Ended December 31,		
	2022	2021	2020
Current tax expense			
Federal	$ 12,902	$ 31,171	$ 2,525
State	1,023	2,829	(459)
	13,925	34,000	2,066
Deferred tax (benefit) expense			
Federal	(8,624)	107	1,294
State	(768)	841	(553)
	(9,392)	948	741
Income tax expense	$ 4,533	$ 34,948	$ 2,807

We recognized net income tax benefits from deductions of share-based payments in excess of compensation cost recognized for financial reporting purposes of $0.2 million, $0.9 million, and $0.4 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Deferred tax (liabilities) assets were comprised of the following:

			(In thousands) December 31,	
		2022		2021
Deferred tax assets:				
Accrued expenses	$	627	$	620
Allowance for doubtful accounts		152		269
Contract overrun reserves		952		680
Deferred compensation		234		272
Deferred revenue		943		1,570
Employment-related accruals		3,932		4,028
Environmental reserves		501		499
Federal tax credit carryforwards		133		133
Inventory reserves		3,572		2,957
Operating lease liabilities		8,672		8,145
Pension obligation		28		1,550
Federal and state net operating loss carryforwards		3,397		4,243
Research expenses		10,620		—
State tax credit carryforwards		6,974		7,123
Stock-based compensation		2,420		2,584
Other		1,525		2,503
Total gross deferred tax assets		44,682		37,176
Valuation allowance		(7,548)		(7,718)
Total gross deferred tax assets, net of valuation allowance		37,134		29,458
Deferred tax liabilities:				
Depreciation		(11,286)		(11,986)
Goodwill		(8,630)		(6,557)
Intangibles		(18,310)		(20,337)
Interest rate hedge		(3,359)		—
Operating lease right-of-use assets		(8,346)		(7,931)
Prepaid insurance		(609)		(534)
Other		(547)		(840)
Total gross deferred tax liabilities		(51,087)		(48,185)
Net deferred tax liabilities	$	(13,953)	$	(18,727)

We have federal and state tax net operating losses of $11.4 million and $17.3 million, respectively, as of December 31, 2022. The federal net operating losses acquired from the acquisition of Nobles are subject to an annual limitation under Internal Revenue Code Section 382; however, we expect to fully realize them under ASC Subtopic 740-10 before they begin to expire in 2036. The state net operating loss carryforwards include $10.6 million that is not expected to be realized due to various limitations and has been reduced by a valuation allowance. If not realized, the state net operating loss carryforwards, depending on the tax jurisdiction, will begin to expire between 2027 and 2038.

We have federal and state tax credit carryforwards of $0.1 million and $10.9 million, respectively, as of December 31, 2022. A valuation allowance of $8.8 million has been provided on state tax credit carryforwards that are not expected to be realized under ASC Subtopic 740-10. If not realized, the federal tax carryforwards will begin to expire in 2032 and state tax credit carryforwards, depending on the tax jurisdiction, will begin to expire between 2023 and 2037.

We believe it is more likely than not that we will generate sufficient taxable income to realize the benefit of the remaining deferred tax assets.

The principal reasons for the variation between the statutory and effective tax rates were as follows:

	Years Ended December 31,		
	2022	2021	2020
Statutory federal income tax rate	21.0%	21.0%	21.0%
State income taxes (net of federal benefit)	4.0	3.1	4.6
Foreign derived intangible income deduction	(0.9)	—	(0.4)
Stock-based compensation expense	(0.6)	(0.5)	(1.4)
Research and development tax credits [1]	(14.8)	(3.0)	(13.8)
Other tax credits	(0.1)	—	(0.3)
Changes in valuation allowance	(0.5)	(1.0)	(0.4)
Non-deductible book compensation expenses	4.4	0.7	3.3
Changes in deferred tax assets	(0.2)	—	(0.2)
Changes in tax reserves	—	0.2	(4.6)
Other	1.3	—	1.0
Effective income tax rate	13.6%	20.5%	8.8%

(1) For 2020, (3.4)% is additional research and development tax credits related to 2019.

Our total amount of unrecognized tax benefits was $4.9 million, $4.4 million, and $4.1 million at December 31, 2022, 2021, and 2020, respectively. We record interest and penalty charges, if any, related to uncertain tax positions as a component of tax expense and unrecognized tax benefits. The amounts accrued for interest and penalty charges as of December 31, 2022, 2021, and 2020 were not significant. If recognized, $2.5 million would affect the effective income tax rate. As a result of statute of limitations set to expire in 2023, we expect decreases to our unrecognized tax benefits of approximately $0.6 million in the next twelve months.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	(In thousands) Years Ended December 31,		
	2022	2021	2020
Balance at January 1,	$ 4,435	$ 4,069	$ 5,663
Additions for tax positions related to the current year	1,177	562	418
Additions for tax positions related to prior years	15	180	157
Reductions for tax positions related to prior years	(13)	—	—
Reductions for lapse of statute of limitations	(670)	(376)	(2,169)
Balance at December 31,	$ 4,944	$ 4,435	$ 4,069

We file U.S. Federal and state income tax returns. We are subject to examination by the Internal Revenue Service ("IRS") for tax years after 2018 and by state taxing authorities for tax years after 2017. While we are no longer subject to examination prior to those periods, carryforwards generated prior to those periods may still be adjusted upon examination by the IRS or state taxing authorities if they either have been or will be used in a subsequent period. We believe we have adequately accrued for tax deficiencies or reductions in tax benefits, if any, that could result from the examination and all open audit years.

In March 2020, the U.S. enacted the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") that provided tax relief to individuals and businesses affected by the coronavirus pandemic. We considered the provisions of the CARES Act and determined they do not have a material impact on our overall income taxes. We utilized the option to defer payment of the employer portion of payroll taxes (Social Security) that would otherwise be required to be made during the period beginning March 27, 2020 to December 31, 2020. As such, as of December 31, 2020, we deferred payment of income tax deductions related to payroll taxes of $6.1 million and recorded the related deferred tax asset of $1.4 million, which was included as part of the net deferred income taxes on the consolidated balance sheet. We were required to and made the payments for 50% of the deferred payroll taxes by December 31, 2021. We were required to and made the payments for the remaining 50% of the deferred payroll taxes by December 31, 2022.

The Tax Cuts and Jobs Act of 2017 ("TCJA"), which was signed into U.S. law in December 2017, eliminated the option to immediately deduct research and development expenditures in the year incurred under Section 174 effective January 1, 2022. The amended provision under Section 174 requires us to capitalize and amortize these expenditures over five years (for U.S.-based research). As of December 31, 2022, we recorded an increase to income taxes payable of approximately $10.6 million and a decrease to net deferred tax liabilities of a similar amount. We are monitoring legislation for any further changes to Section 174 and the potential impact to our financial statements in 2023.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 ("IRA") which aims to curb inflation by reducing the deficit, lowering prescription drug prices, and investing in domestic energy production while promoting clean energy. We considered the provisions in the IRA and determined they have no or minimal impact to our overall income taxes.

On August 9, 2022, the U.S. enacted the Creating Helpful Incentives to Produce Semiconductors Act of 2022 ("CHIPS Act") which provides new funding to boost domestic research and manufacturing of semiconductors in the United States. We are evaluating the provisions in the CHIPS Act. Any impact to our overall income taxes would be for 2023 and thereafter.

Note 15. Commitments and Contingencies

In December 2020, a representative action under California's Private Attorneys General Act was filed against us in the Superior Court for the State of California, County of San Bernardino. We received service of process of this complaint in January 2021. The complaint alleges violations of California's wage and hour laws relating to our current and former employees and seeks attorney's fees and penalties. We vigorously refuted and defended these claims, and reached a tentative settlement of $0.8 million during the fourth quarter 2021, which was subject to court approval. Thus, we recorded accrued liabilities of $0.8 million as of December 31, 2021. During the second quarter of 2022, additional factual information was identified resulting in an increase in the amount of the tentative settlement to $0.9 million. Therefore, we recorded an additional accrued liabilities of $0.1 million for a total accrued liabilities amount of $0.9 million as of the end of the second quarter of 2022 and remained unchanged as of December 31, 2022 as we were awaiting final court approval of this settlement. Subsequent to December 31, 2022, we received final court approval and paid the $0.9 million on January 17, 2023.

Structural Systems has been directed by California environmental agencies to investigate and take corrective action for groundwater contamination at our facilities located in El Mirage and Monrovia, California. Based on currently available information, we have established an accrual for its estimated liability for such investigation and corrective action of $1.5 million as of both December 31, 2022 and December 31, 2021, which is reflected in other long-term liabilities on our consolidated balance sheets.

Structural Systems also faces liability as a potentially responsible party for hazardous waste disposed at landfills located in Casmalia and West Covina, California. Structural Systems and other companies and government entities have entered into consent decrees with respect to these landfills with the United States Environmental Protection Agency and/or California environmental agencies under which certain investigation, remediation and maintenance activities are being performed. Based on currently available information, we preliminarily estimate that the range of our future liabilities in connection with the landfill located in West Covina, California is between $0.4 million and $3.1 million. We have established an accrual for the estimated liability in connection with the West Covina landfill of $0.4 million as of both December 31, 2022 and December 31, 2021, which is reflected in other long-term liabilities on our consolidated balance sheets. Our ultimate liability in connection with these matters will depend upon a number of factors, including changes in existing laws and regulations, the design and cost of construction, operation and maintenance activities, and the allocation of liability among potentially responsible parties.

In June 2020, a fire severely damaged our performance center in Guaymas, Mexico, which is part of our Structural Systems segment. There were no injuries, however, property and equipment, inventories, and tooling in this leased facility were damaged. Our Guaymas performance center is comprised of two buildings with an aggregate total of 62,000 square feet. The loss of production from the Guaymas performance center is being absorbed by our other existing performance centers. A neighboring, non-related manufacturing facility, also suffered fire damage during the same time as the fire that severely damaged our Guaymas performance center. The cause of the fire is still undetermined and as such, there is no amount of loss that is probable and reasonably estimable at this time.

Our insurance covers damage, up to a capped amount, to the facility, equipment, unfinished inventory, and other assets at replacement cost, finished goods inventory at selling price, as well as business interruption, third party property damage, and recovery related expenses caused by the fire, less our per claim deductible. The anticipated insurance recoveries related to losses and incremental costs incurred are recognized when receipt is probable. The anticipated insurance recoveries in excess of net book value of the damaged operating assets and business interruption will not be recorded until all contingencies related to our claim have been resolved. During the year ended December 31, 2020, $0.8 million of revenue and $0.5 million of related cost of sales were reversed for revenue previously recognized using the over time method as the revenue recognition process for these items were deemed to be interrupted as a result of these inventory items being damaged. Also during the year ended December 31, 2020, we wrote off property and equipment and tooling with an aggregate total net book value of $7.1 million and inventory on hand of $3.4 million that were damaged by the fire. The related anticipated insurance recoveries were also presented within the same financial statement line item in the consolidated statements of income resulting in no net impact, with the anticipated insurance recoveries receivable included as part of other current assets on the consolidated balance sheets. During the year ended December 31, 2022, we received insurance recoveries in aggregate total of $5.4 million for business interruption and since the contingencies related to this amount are deemed to be resolved, we recorded this amount as other income. In addition, during the year ended December 31, 2022, we received insurance recoveries of $1.0 million for property and equipment and tooling damage and since the contingencies related to property and equipment and tooling were not deemed to be resolved, we did not recognize it as other income during the year ended December 31, 2022. Further, as of December 31, 2022, we have received $13.5 million of general insurance recoveries, all during 2020. The timing of and the remaining amounts of insurance recoveries, including for business interruption, are not known at this time.

In the normal course of business, Ducommun and its subsidiaries are defendants in certain other litigation, claims and inquiries, including matters relating to environmental laws. In addition, Ducommun makes various commitments and incurs contingent liabilities in the ordinary course of business. While it is not feasible to predict the outcome of these matters, Ducommun does not presently expect that any sum it may be required to pay in connection with these matters would have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Note 16. Major Customers and Concentrations of Credit Risk

We provide proprietary products and services to the Department of Defense and various United States Government agencies, and most of the aerospace and aircraft manufacturers who receive contracts directly from the U.S. Government as an original equipment manufacturer ("Primes"). In addition, we also service technology-driven markets in the industrial, medical and other end-use markets. As a result, we have significant net revenues from certain customers. Accounts receivable were diversified over a number of different commercial, military and space programs and were made by both operating segments. Net revenues from our top ten customers, including The Boeing Company ("Boeing"), General Dynamics Corporation ("GD"), Lockheed Martin Corporation ("Lockheed Martin"), Northrop Grumman Corporation ("Northrop"), Raytheon Technologies Corporation ("Raytheon"), Spirit AeroSystems Holdings, Inc. ("Spirit"), and Viasat, Inc. ("Viasat"), represented the following percentages of total net revenues:

	Years Ended December 31,		
	2022	2021	2020
Boeing	6.7 %	7.8 %	10.5 %
GD	5.7 %	3.0 %	2.5 %
Lockheed Martin	3.5 %	4.4 %	5.0 %
Northrop	5.7 %	7.1 %	9.1 %
Raytheon	21.6 %	24.4 %	20.9 %
Spirit	5.7 %	3.8 %	3.3 %
Viasat	5.4 %	2.6 %	1.7 %
Top ten customers [1]	61.4 %	61.1 %	61.1 %

(1) Includes Boeing, GD, Lockheed Martin, Northrop, Raytheon, and Spirit for 2022, 2021, and 2020, and Viasat for 2022 and 2021.

Boeing, GD, Lockheed Martin, Northrop, Raytheon, Spirit, and Viasat represented the following percentages of total accounts receivable:

	December 31,	
	2022	2021
Boeing	3.8 %	3.5 %
GD	3.4 %	4.0 %
Lockheed Martin	1.0 %	0.4 %
Northrop	13.0 %	10.9 %
Raytheon	16.2 %	17.8 %
Spirit	1.0 %	0.7 %
Viasat	10.3 %	4.3 %

In 2022, 2021 and 2020, net revenues from foreign customers based on the location of the customer were $60.7 million, $43.6 million and $58.5 million, respectively. No net revenues from a foreign country were greater than 3.0% of total net revenues in 2022, 2021, and 2020. We have manufacturing facilities in Thailand and Mexico. Our net revenues, profitability and identifiable long-lived assets attributable to foreign revenues activity were not material compared to our net revenues, profitability and identifiable long-lived assets attributable to our domestic operations during 2022, 2021, and 2020. We are not subject to any significant foreign currency risks as all our sales are made in United States dollars.

Note 17. Business Segment Information

We supply products and services primarily to the aerospace and defense industries. Our subsidiaries are organized into two strategic businesses, Electronic Systems and Structural Systems, each of which is an operating segment as well as a reportable segment.

Financial information by reportable segment was as follows:

	(In thousands) Years Ended December 31,					
		2022		2021		2020
Net Revenues						
Electronic Systems	$	440,638	$	412,648	$	392,633
Structural Systems		271,899		232,765		236,308
Total Net Revenues	$	712,537	$	645,413	$	628,941
Segment Operating Income (Loss) [1]						
Electronic Systems	$	49,876	$	57,629	$	51,894
Structural Systems		17,225		20,234		19,584
		67,101		77,863		71,478
Corporate General and Administrative Expenses [2]		(27,313)		(28,982)		(25,972)
Operating Income	$	39,788	$	48,881	$	45,506
Depreciation and Amortization Expenses						
Electronic Systems	$	13,974	$	13,823	$	14,038
Structural Systems		17,212		14,331		14,559
Corporate Administration		235		235		253
Total Depreciation and Amortization Expenses	$	31,421	$	28,389	$	28,850
Capital Expenditures						
Electronic Systems	$	10,717	$	7,471	$	5,037
Structural Systems		8,834		8,463		8,570
Corporate Administration		—		—		—
Total Capital Expenditures	$	19,551	$	15,934	$	13,607

(1) The results for 2021 include MagSeal's results of operations which have been included in our consolidated statements of income since the date of acquisition as part of the Structural Systems segment. See Note 2.

(2) Includes costs not allocated to either the Electronic Systems or Structural Systems operating segments.

Segment assets include assets directly identifiable with each segment. Corporate assets include assets not specifically identified with a business segment, including cash. The following table summarizes our segment assets for 2022 and 2021:

		(In thousands) December 31,		
		2022		2021
Total Assets				
Electronic Systems	$	543,298	$	490,814
Structural Systems		410,565		408,118
Corporate Administration		67,643		79,803
Total Assets	$	1,021,506	$	978,735
Goodwill and Intangibles				
Electronic Systems	$	182,501	$	191,789
Structural Systems		148,107		153,669
Total Goodwill and Intangibles	$	330,608	$	345,458

In December 2021, we acquired 100.0% of the outstanding equity interests of MagSeal for an original purchase price of $69.5 million, net of cash acquired. We allocated the final gross purchase price of $70.9 million to the assets acquired and liabilities assumed at their estimated fair values. The excess of the purchase price over the aggregate fair values of the net assets was recorded as goodwill. See Note 2.

DUCOMMUN INCORPORATED AND SUBSIDIARIES
CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020
(Dollars in thousands)

SCHEDULE II

Description	Balance at Beginning of Period		Charged to (Reduction of) Costs and Expenses		Deductions/ (Recoveries)		Other[1]		Balance at End of Period	
2022										
Allowance for Credit Losses	$	1,098	$	(74)	$	435	$	—	$	589
Valuation Allowance on Deferred Tax Assets	$	7,718	$	(170)	$	—	$	—	$	7,548
2021										
Allowance for Credit Losses	$	1,552	$	227	$	681	$	—	$	1,098
Valuation Allowance on Deferred Tax Assets	$	9,330	$	(1,612)	$	—	$	—	$	7,718
2020										
Allowance for Credit Losses	$	1,321	$	231	$	—	$	—	$	1,552
Valuation Allowance on Deferred Tax Assets	$	9,375	$	(111)	$	—	$	66	$	9,330

(1) Includes opening balance of Nobles Worldwide, Inc. acquired in October 2019.

**Exhibit
No.**   **Description**

2.1 Agreement and Plan of Merger, dated as of September 11, 2017, among Ducommun LaBarge Technologies, Inc., LS Holdings Company LLC, and DLS Company LLC. Incorporated by reference to Exhibit 2.1 to Form 8-K filed on September 11, 2017.

2.2 Agreement and Plan of Merger, dated as of October 8, 2019, among Ducommun LaBarge Technologies, Inc., DLT Acquisition, Inc., Nobles Parent Inc., and the Stockholder Representative. Incorporated by reference to Exhibit 2.1 to Form 8-K filed on October 9, 2019.

2.3 Equity Purchase Agreement dated December 15, 2021, by and between Ducommun LaBarge Technologies, Inc., Mag Parent, Inc. and Thomas B. Colby and Lyman J. Colby. Incorporated by reference to Exhibit 2.1 to Form 8-K filed on December 16, 2021.

2.4 Agreement of Purchase and Sale and Agreement to Enter into Lease dated as of December 16, 2021 by and among Ducommun Aerostructures, Inc. and Centerpoint 268 Gardena LLC. Incorporated by reference to Exhibit 2.1 to Form 8-K filed on December 20, 2021.

3.1 Restated Certificate of Incorporation filed with the Delaware Secretary of State on May 29, 1990. Incorporated by reference to Exhibit 3.1 to Form 10-K for the year ended December 31, 1990.

3.2 Certificate of Amendment of Certificate of Incorporation filed with the Delaware Secretary of State on May 27, 1998. Incorporated by reference to Exhibit 3.2 to Form 10-K for the year ended December 31, 1998.

3.3 Amended and Restated Bylaws of Ducommun Incorporated, dated as of November 4, 2022.

4.1 Description of Ducommun Incorporated Securities Registered under Section 12 of the Exchange Act. Incorporated by reference to Exhibit 4.1 to Form 10-K for the year ended December 31, 2019.

10.1 Second Amendment to Amended and Restated Credit Agreement entered into on March 20, 2020.

10.2 Incremental Term Loan Lender Joinder Agreement and Additional Credit Extension Amendment, dated as of December 20, 2019, by and among Ducommun Incorporated, as Borrower, the subsidiaries of the Borrower party thereto, as Guarantors, Bank of America, N.A., as Administrative Agent, Swingline Lender and an L.C. Issuer, and the lender party thereto. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on December 20, 2019.

10.3 Credit Agreement, dated as of November 21, 2018, among Ducommun Incorporated, certain of its subsidiaries, Bank of America, N.A., as administrative agent, swingline lender and issuing bank, and other lenders party thereto. Incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 26, 2018.

*10.4 2013 Stock Incentive Plan (Amended and Restated May 2, 2018). Incorporated by reference to Appendix A of Definitive Proxy Statement on Schedule 14a, filed on March 23, 2018.

*10.5 2020 Employee Stock Incentive Plan. Incorporated by reference to Appendix A of Definitive Proxy Statement on Schedule 14a, filed on March 20, 2020.

*10.6 2018 Employee Stock Purchase Plan. Incorporated by reference to Appendix B of Definitive Proxy Statement on Schedule 14a, filed on March 23, 2018.

*10.7 2020 Employee Stock Purchase Plan. Incorporated by reference to Appendix A of Definitive Proxy Statement on Schedule 14a, filed on March 20, 2020.

*10.8 Form of Stock Option Agreement for 2016 and earlier. Incorporated by reference to Exhibit 10.8 to Form 10-K for the year ended December 31, 2003.

*10.9 Form of Stock Option Agreement for 2017. Incorporated by reference to Exhibit 10.5 to Form 10-K for the year ended December 31, 2016.

*10.10 Form of Stock Option Agreement for 2018 and after. Incorporated by reference to Exhibit 4.7 to Form S-8, filed on May 10, 2018.

*10.11 Form of Restricted Stock Unit Agreement for 2017 through 2019. Incorporated by reference to Exhibit 10.9 to Form 10-K for the year ended December 31, 2016.

Exhibit No.	Description
*10.12	Performance Restricted Stock Unit Agreement dated January 23, 2017 between Ducommun Incorporated and Stephen G. Oswald. Incorporated by reference to Exhibit 10.11 to Form 10-K for the year ended December 31, 2016.
*10.13	Form of Performance Stock Unit Agreement for 2020 and after. Incorporated by reference to Exhibit 10.18 to Form 10-Q for the period ended June 27, 2020.
*10.14	Form of Restricted Stock Unit Agreement for Non-Qualified Deferred Compensation Plan Participants for 2020 and after. Incorporated by reference to Exhibit 10.19 to Form 10-Q for the period ended June 27, 2020.
*10.15	Form of Restricted Stock Unit Agreement for 2020 and after. Incorporated by reference to Exhibit 10.20 to Form 10-Q for the period ended June 27, 2020.
*10.16	Form of Stock Option Agreement for 2020 and after. Incorporated by reference to Exhibit 10.21 to Form 10-Q for the period ended June 27, 2020.
*10.17	Form of Performance Restricted Stock Unit Agreement for 2020. Incorporated by reference to Exhibit 10.22 to Form 10-Q for the period ended June 27, 2020.
*10.18	Form of Performance Stock Unit Cash-Based Long-Term Incentive Award Agreement for 2022 and after. Incorporated by reference to Exhibit 10.20 to Form 10-Q for the period ended July 2, 2022.
*10.19	Form of Performance Restricted Stock Unit Cash-Based Long-Term Incentive Award Agreement for 2022 and after. Incorporated by reference to Exhibit 10.21 to Form 10-Q for the period ended July 2, 2022.
*10.20	Directors' Deferred Compensation and Retirement Plan, as amended and restated February 2, 2010. Incorporated by reference to Exhibit 10.15 to Form 10-K for the year ended December 31, 2009.
*10.21	Non Qualified Deferred Compensation. Incorporated by reference to Exhibit 4.6 to Form S-8 dated November 26, 2019.
*10.22	Key Executive Severance Agreement between Ducommun Incorporated and Stephen G. Oswald dated January 23, 2017. Incorporated by reference to Exhibit 99.1 to Form 8-K dated January 27, 2017.
*10.23	Form of Key Executive Severance Agreement between Ducommun Incorporated and each of the individuals listed below. Incorporated by reference to Exhibit 99.2 to Form 8-K dated January 27, 2017. All of the Key Executive Severance Agreements are identical except for the name of the person, the address for notice, and the date of the Agreement:

Executive Officer	Date of Agreement
Laureen S. Gonzalez	September 20, 2022
Jerry L. Redondo	January 23, 2017
Rajiv A. Tata	January 24, 2020
Christopher D. Wampler	January 23, 2017

*10.24	Employment Letter Agreement dated January 3, 2017 between Ducommun Incorporated and Stephen G. Oswald. Incorporated by reference to Exhibit 99.1 to Form 8-K dated January 9, 2017.
*10.25	Retirement and Release Agreement dated November 29, 2021 between Ducommun Incorporated and Rosalie F. Rogers. Incorporated by reference to Exhibit 10.24 to Form 10-K for the year ended December 31, 2021.

**Exhibit
No.**   **Description**

10.26 Form of Indemnity Agreement entered with all directors and officers of Ducommun. Incorporated by reference to Exhibit 10.8 to Form 10-K for the year ended December 31, 1990. All of the Indemnity Agreements are identical except for the name of the director or officer and the date of the Agreement:

Director/Officer	Date of Agreement
Richard A. Baldridge	March 19, 2013
Shirley G. Drazba	October 18, 2018
Robert C. Ducommun	December 31, 1985
Dean M. Flatt	November 5, 2009
Laureen S. Gonzalez	September 20, 2022
Jay L. Haberland	February 2, 2009
Sheila G. Kramer	June 1, 2021
Stephen G. Oswald	January 23, 2017
Jerry L. Redondo	October 1, 2015
Samara A. Strycker	December 30, 2021
Rajiv A. Tata	January 24, 2020
Christopher D. Wampler	January 1, 2016

21 Subsidiaries of the registrant.

23 Consent of Independent Registered Public Accounting Firm.

31.1 Certification of Principal Executive Officer.

31.2 Certification of Principal Financial Officer.

32 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS   Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL

101.SCH   XBRL Taxonomy Extension Schema

101.CAL   XBRL Taxonomy Extension Calculation Linkbase

101.DEF   XBRL Taxonomy Extension Definition Linkbase

101.LAB   XBRL Taxonomy Extension Label Linkbase

101.PRE   XBRL Taxonomy Extension Presentation Linkbase

104   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

* Indicates an executive compensation plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

<u>SIGNATURES</u>

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCOMMUN INCORPORATED

Date: February 16, 2023   By: /s/ Stephen G. Oswald

            Stephen G. Oswald

            Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the registrant and in the capacities indicated on February 16, 2023.

Signature	Title
/s/ Stephen G. Oswald Stephen G. Oswald	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ Christopher D. Wampler Christopher D. Wampler	Vice President, Chief Financial Officer, Controller and Treasurer (Principal Financial and Principal Accounting Officer)
/s/ Richard A. Baldridge Richard A. Baldridge	Director
/s/ Shirley G. Drazba Shirley G. Drazba	Director
/s/ Robert C. Ducommun Robert C. Ducommun	Director
/s/ Dean M. Flatt Dean M. Flatt	Director
/s/ Jay L. Haberland Jay L. Haberland	Director
/s/ Sheila G. Kramer Sheila G. Kramer	Director
/s/ Samara A. Strycker Samara A. Strycker	Director

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Following is a list of the subsidiaries of the Company[1]:

Name of Subsidiary	Jurisdiction of Incorporation
Certified Thermoplastics Co., LLC	Delaware
CMP Display Systems, Inc.[2]	California
Composite Structures, LLC	Delaware
Ducommun AeroStructures, Inc.	Delaware
Ducommun AeroStructures Mexico, LLC	Delaware
Ducommun AeroStructures New York, Inc.	New York
Ducommun (England) LTD	England
Ducommun LaBarge Technologies, Inc.	Arizona
Ducommun LaBarge Technologies, Inc.	Delaware
Ducommun Technologies (Thailand) Co., Ltd.	Thailand
LaBarge Acquisition Company, Inc.	Missouri
LaBarge/STC, Inc.[2]	Texas
Lightning Diversion Systems, LLC	Delaware
LS Holdings Company, LLC	Delaware
Magnetic Seal LLC	Delaware
Nobles Holdings Inc.	Delaware
Nobles Parent Inc.	Delaware
Nobles Worldwide, Inc.	Minnesota

(1) As of December 31, 2022.
(2) Inactive.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-268218) and Form S-8 (Nos. 333-264389, 333-238040, 333-235278, 333-224838, 333-214408, and 333-188460) of Ducommun Incorporated of our report dated February 16, 2023 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Irvine, California

February 16, 2023

EXHIBIT 31.1

Certification of Principal Executive Officer
Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, Stephen G. Oswald, certify that:

1. I have reviewed this Annual Report of Ducommun Incorporated (the "registrant") on Form 10-K for the period ended December 31, 2022;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f), and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

/s/ Stephen G. Oswald
Stephen G. Oswald
Chairman, President and Chief Executive Officer

EXHIBIT 31.2

Certification of Principal Financial Officer
Pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002

I, Christopher D. Wampler, certify that:

1. I have reviewed this Annual Report of Ducommun Incorporated (the "registrant") on Form 10-K for the period ended December 31, 2022;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 16, 2023

/s/ Christopher D. Wampler
Christopher D. Wampler
Vice President, Chief Financial Officer, Controller and Treasurer

EXHIBIT 32

**Certification Pursuant to
18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of
the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Ducommun Incorporated (the "Company") on Form 10-K for the period ending December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Stephen G. Oswald, Chairman, President and Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Stephen G. Oswald
    Stephen G. Oswald
    Chairman, President and Chief Executive Officer
    February 16, 2023

In connection with the Annual Report of Ducommun Incorporated (the "Company") on Form 10-K for the period ending December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher D. Wampler, Vice President, Chief Financial Officer, Controller and Treasurer of the Company, certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Christopher D. Wampler
    Christopher D. Wampler
    Vice President, Chief Financial Officer, Controller and Treasurer
    February 16, 2023

The foregoing certification is accompanying the Form 10-K solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, and is not being filed as part of the Form 10-K or as a separate disclosure document.


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Corporate Information

Board of Directors

Stephen G. Oswald
Chairman, President and Chief Executive Officer
Ducommun Incorporated

Richard A. Baldridge
Vice Chairman
Viasat, Inc.

Shirley G. Drazba
Corporate Vice President,
Product Line Strategy & Innovation
IDEX Corporation (Ret.)

Robert C. Ducommun
Business Advisor

Dean M. Flatt
President, Defense & Space
Honeywell International, Inc. (Ret.)

Jay L. Haberland
Vice President
United Technologies Corporation (Ret.)

Sheila G. Kramer
Vice President, Chief Human Resources Officer
Donaldson Company, Inc.

Samara A. Strycker
Senior Vice President, Corporate Controller and Treasurer
Navistar International Corporation

Officers

Stephen G. Oswald
Chairman, President and Chief Executive Officer

Christopher D. Wampler
Vice President, Chief Financial Officer,
Controller and Treasurer

Laureen S. Gonzalez
Vice President and Chief Human Resources Officer

Jerry L. Redondo
Senior Vice President of Operations and Head of Structures

Rajiv A. Tata
Vice President, General Counsel and Corporate Secretary

Common Stock

Ducommun Incorporated common stock is listed
on the New York Stock Exchange (Symbol: DCO).

Registrar and Transfer Agent
Computershare, Inc.
P.O. Box 505000
Louisville, KY 40233-5000
800.522.6645 Toll-free
201.680.6578 International shareholders
800.952.9245 TDD for hearing impaired
www.computershare.com/investor



Ducommun.com

Certifications

The Company has filed the required certifications under
Section 302 of the Sarbanes-Oxley Act of 2002 regarding
the quality of our public disclosures as Exhibits 31.1 and
31.2 to our Annual Report on Form 10-K for the fiscal year
ended December 31, 2022. After the 2023 Annual Meeting
of Shareholders, the Company intends to file with the
New York Stock Exchange its Annual Written Affirmation
and CEO certification regarding its compliance with the
NYSE's corporate governance listing standards as
required by NYSE Rule 303A.12. Last year, the Company
filed its Annual Written Affirmation and CEO certification
with the NYSE on or about May 17, 2022.

Forward-Looking Statements

With the exception of current and historical information, the statements set forth above contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, in particular, statements about the Company's expected top-line growth and margin expansion, the Company's inorganic growth strategy, the expected timing of completion and results of the Company's restructuring plan, the results of the Company's expanded operations in Mexico, the Company's expectations relating to defense budgetary environments and offloading by defense primes, the expected commercial aerospace industry recovery, the expected increase in the Company's engineered product content and aftermarket revenues, and the Company's expectations regarding the results of its sustainability and greenhouse gas reduction initiatives. These forward-looking statements provide current expectations of future events based on certain beliefs and assumptions by management and include any statement that does not directly relate to any historical or current fact. The Company generally uses the words such as "looking," "see," "hope," "could," "may," "believe," "expect," "anticipate," "continue," "committed," "estimate," or similar expressions. The Company bases these forward-looking statements on its current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including those detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission. You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed herein, could cause the Company's results to differ materially from those expressed or suggested in any forward-looking statement. Except as required by law, the Company does not undertake any obligation to update or revise these forward-looking statements to reflect new information or events or circumstances that occur after the date of this Annual Report to Shareholders, March 14, 2023, or to reflect the occurrence of unanticipated events or otherwise. Readers are advised to review the Company's filings with the Securities and Exchange Commission (which are available from the SEC's EDGAR database at sec.gov).



Ducommun Incorporated

200 Sandpointe Avenue, Suite 700
Santa Ana, CA 92707-5759
+1 (657) 335-3665

Ducommun.com

